UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

SCHEDULE 14A INFORMATION

(Amendment No. 1)

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE

SECURITIES EXCHANGE ACT OF 1934

Filed by the Registrant ☐                              Filed by a Party other than the Registrant ☒

Check the appropriate box:

☒	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Pursuant to § 240.14a-12

MACY’S, INC.

(Name of Registrant as Specified In Its Charter)

Arkhouse Value Fund I LP

Arkhouse Value Fund II LP

Arkhouse Co-Investment III LP

Arkhouse Equity Investors LLC

Arkhouse Equities Fund LLC

Arkhouse Value Fund GP LLC

Arkhouse Co-Investment III GP LLC

Arkhouse Real Estate Activism Fund MM LLC

Arkhouse Manager LLC

Arkhouse Management Co. LP

Arkhouse GP LLC

Jonathon Blackwell

Gavriel Kahane

George Hebard

Richard Clark

Richard L. Markee

Mohsin Y. Meghji

Mitchell Schear

Nadir Settles

Gerald L. Storch

Sharen J. Turney

Andrea M. Weiss

Isaac Zion

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required.

☐	Fee paid previously with preliminary materials.

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11.

PRELIMINARY PROXY STATEMENT—SUBJECT TO COMPLETION

2024 ANNUAL MEETING OF STOCKHOLDERS

OF

MACY’S, INC.

PROXY STATEMENT

OF

Arkhouse Value Fund I LP

Arkhouse Value Fund II LP

Arkhouse Co-Investment III LP

Arkhouse Equity Investors LLC

Arkhouse Equities Fund LLC

Arkhouse Value Fund GP LLC

Arkhouse Co-Investment III GP LLC

Arkhouse Real Estate Activism Fund MM LLC

Arkhouse Manager LLC

Arkhouse Management Co. LP

Arkhouse GP LLC

Jonathon Blackwell

Gavriel Kahane

George Hebard

Richard Clark

Richard L. Markee

Mohsin Y. Meghji

Mitchell Schear

Nadir Settles

Gerald L. Storch

Sharen J. Turney

Andrea M. Weiss

Isaac Zion

This proxy statement (this “Proxy Statement”) and accompanying BLUE universal proxy card or BLUE voting instruction form are being furnished to stockholders of Macy’s, Inc., a Delaware corporation (“Macy’s” or the “Company”) by the Arkhouse Parties (as defined below) in connection with the 2024 annual meeting of stockholders of the Company (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meetings of stockholders of the Company held in lieu thereof, the “2024 Annual Meeting”), currently scheduled to be held virtually via live webcast at www.cesonline services.com/m24_vm on May 17, 2024, at 9:00 a.m., Eastern Time. The Company has set March 21, 2024 as a record date for determining stockholders entitled to notice of and to vote at the 2024 Annual Meeting (the “Record Date”).

The participants in this solicitation are:

•	Arkhouse Value Fund I LP, a Delaware limited partnership (“Arkhouse Value Fund I”).

•	Arkhouse Value Fund II LP, a Delaware limited partnership (“Arkhouse Value Fund II”).

•	Arkhouse Co-Investment III LP, a Delaware limited partnership (“Arkhouse Co-Investment III”).

•	Arkhouse Equity Investors LLC, a Delaware limited liability company (“Arkhouse Equity Investors”).

•	Arkhouse Equities Fund LLC, a Delaware limited liability company (“Arkhouse Equities Fund LLC”).

•	Arkhouse Value Fund GP LLC, a Delaware limited liability company (“Arkhouse Value Fund GP”).

•	Arkhouse Co-Investment III GP LLC, a Delaware limited liability company (“Arkhouse Co-Investment III GP”).

•	Arkhouse Real Estate Activism Fund MM LLC, a Delaware limited liability company (“Arkhouse MM”).

•	Arkhouse Management Co. LP, a Delaware limited partnership (“Arkhouse Management”).

•	Arkhouse Manager LLC, a Delaware limited liability company (“Arkhouse Manager”).

•	Arkhouse GP LLC, a Delaware limited liability company (“Arkhouse GP”).

•	Jonathon Blackwell, a citizen of the United States.

•	Gavriel Kahane, a citizen of the United States.

•	George Hebard, a citizen of the United States.

•	Richard Clark, a citizen of the United States.

•	Richard L. Markee, a citizen of the United States.

•	Mohsin Y. Meghji, a citizen of the United States.

•	Mitchell Schear, a citizen of the United States.

•	Nadir Settles, a citizen of the United States.

•	Gerald L. Storch, a citizen of the United States.

•	Sharen J. Turney, a citizen of the United States.

•	Andrea M. Weiss, a citizen of the United States.

•	Isaac Zion, a citizen of the United States.

Arkhouse Value Fund GP is the general partner of each of Arkhouse Value Fund I and Arkhouse Value Fund II (collectively, the “Arkhouse Value Funds”). Arkhouse Co-Investment III GP is the general partner of Arkhouse Co-Investment III. Arkhouse MM is the manager of Arkhouse Equities Fund. Arkhouse Manager is the managing member of Arkhouse MM and the manager of Arkhouse Equity Investors. Arkhouse Management is the investment manager to each of Arkhouse Value Funds, Arkhouse Co-Investment III LP, Arkhouse Equity Investors and Arkhouse Equities Fund (collectively, the “Arkhouse Funds”). Arkhouse GP is the general partner of Arkhouse Management. Mr. Blackwell is the managing member of Arkhouse GP, Arkhouse Co-Investment III GP, Arkhouse Value Fund GP and Arkhouse Manager. Mr. Kahane is a member of Arkhouse GP, Arkhouse Co-Investment III GP, Arkhouse Value Fund GP and Arkhouse Manager. Mr. Hebard provides financial and investment services as a member of Arkhouse’s investment team. Richard Clark, Richard L. Markee, Mohsin Y. Meghji, Mitchell Schear, Nadir Settles, Gerald L. Storch, Sharen J. Turney, Andrea M. Weiss and Isaac Zion are our nominees (collectively, the “Arkhouse Nominees”) to serve on the Macy’s Board of Directors (the “Board”).

The Arkhouse Funds, Arkhouse Value Fund GP, Arkhouse Co-Investment III GP, Arkhouse MM, Arkhouse Management, Arkhouse Manager, Arkhouse GP and Messrs. Blackwell, Kahane and Hebard are collectively referred to as the “Arkhouse Parties” or “we”, “us” or “our”. The Arkhouse Parties and the Arkhouse Nominees are collectively referred to as the “Participants”.

On February 14, 2024, Arkhouse Value Fund I submitted to the Company its formal notice of intent (“Notice”) to nominate the Arkhouse Nominees to the Board following weeks of the Company having failed, in the view of the Arkhouse Parties, to constructively and meaningfully engage with Arkhouse Management in private in respect of Arkhouse Management’s Acquisition Proposal (as defined below) to acquire the Company.

As of the Record Date, the Participants collectively beneficially owned 8,745,710 shares of the common stock of the Company, par value $0.01 per share (the “Common Stock”), constituting approximately 3.2% of the shares of Common Stock outstanding on the Record Date. Each share of Common Stock outstanding as of the Record Date is entitled to one vote on all matters presented at the 2024 Annual Meeting.

THIS SOLICITATION IS BEING MADE BY THE ARKHOUSE PARTIES AND NOT ON BEHALF OF THE MACY’S BOARD OF DIRECTORS.

This Proxy Statement and the accompanying BLUE universal proxy card or BLUE voting instruction form are first being sent or given on or about April [•], 2024 to holders of shares of Common Stock as of the Record Date.

We are soliciting your vote because we believe that the Arkhouse Nominees would be valuable additions to the Board and that they would bring experienced voices, fresh thinking and a greater sense of the need and urgency for the Company to evaluate all opportunities to maximize stockholder value, including a sale of the Company or one or more other strategic transactions. While there can be no assurance that the election of the Arkhouse Nominees will lead to the consummation of any transaction between the Company and Arkhouse or any other transaction, and although the Arkhouse Nominees have not made any commitment to the Arkhouse Parties to do so, the Arkhouse Parties believe that the Arkhouse Nominees, if elected, are more likely than the current members of the Board to advocate in favor of a strategic review process for the Company (the substance of any which such process would need to be determined by the newly-elected Board in consultation with its advisors and has not been discussed between the Arkhouse Parties and the Arkhouse Nominees, but could potentially result in a determination that the Company should be sold, pursuant to an auction process or another means consistent with the Board’s fiduciary duties under Delaware law) and to actively substantively engage with Arkhouse Management and Brigade Capital Management, LP (“Brigade”) in respect of such parties’ non-binding proposal to acquire all of the outstanding Common Stock of the Company that such parties do not already own (as such proposal may be amended from time to time (the “Acquisition Proposal”)) and/or with third parties in respect of one or more other strategic transaction proposals that they may make to the Company from time to time. While the Arkhouse Parties are pleased that their public advocacy to date and revised Acquisition Proposal have finally resulted in the Company communicating to Arkhouse Management and Brigade on March 11, 2024 that the Company was potentially prepared to make certain due diligence available to Arkhouse Management and Brigade under a confidentiality agreement, and that such a confidentiality agreement (the “Confidentiality Agreement”) was subsequently signed by the Company, Arkhouse Management and Brigade on March 19, 2024, the Arkhouse Parties do not believe that it should have taken months of public advocacy and the launch of a proxy contest to replace a majority of the Board to motivate the Company to do the right thing and engage with Arkhouse Management and Brigade on the Acquisition Proposal and believe that the continued pursuit of the proxy solicitation referred to in this Proxy Statement is necessary to continue to hold the Board accountable. Company stockholders deserve strong, capable and open-minded independent directors, such as the Arkhouse Nominees, that have the experience and desire to explore every opportunity to unlock stockholder value.

We ask for your support at the upcoming 2024 Annual Meeting:

1.	To elect each of the nine Arkhouse Nominees, Richard Clark, Richard L. Markee, Mohsin Y. Meghji, Mitchell Schear, Nadir Settles, Gerald L. Storch, Sharen J. Turney, Andrea M. Weiss and Isaac Zion, to the Board to serve for a one-year term expiring at the next annual meeting of the Company’s stockholders or until his or her successor is duly elected and qualified (the “Nomination Proposal”); and

2.	To approve the repeal of each provision of, and each amendment to, the By-Laws of the Company, as amended through October 28, 2022 (the “By-Laws”) adopted by the Board without the approval of the stockholders of the Company subsequent to October 28, 2022, which is the date of the most recent publicly disclosed amendment to the By-Laws (the “By-Law Repeal Proposal”, and together with the Nomination Proposal, the “Arkhouse Proposals”).

Additionally, we recommend that you vote “FOR” the ratification of the appointment of KPMG LLP as the Company’s independent registered public accounting firm for the fiscal year ending February 1, 2025 (the “Auditor Proposal”), “AGAINST” the approval, on an advisory basis, of the compensation of the Company’s named executive officers (the “‘Say On Pay’ Proposal”) and “AGAINST” the approval of the Company’s 2024 Equity and Incentive Compensation Plan (the “2024 Plan”, and such proposal, the “Compensation Plan Proposal”).

Each of the Participants may be deemed a “participant” in this solicitation under the United States Securities and Exchange Commission (the “SEC”) rules.

Through this Proxy Statement and enclosed BLUE universal proxy card or BLUE voting instruction form, we are soliciting proxies to elect the nine Arkhouse Nominees to become the Company’s directors and to pass the By-Law Repeal Proposal. The Participants and the Company will each be using a universal proxy card for voting on the election of directors at the 2024 Annual Meeting, which will include the names of all nominees for election to the Board. Stockholders will have the ability to vote for any combination (up to thirteen total) of the Arkhouse Nominees and the Company’s nominees on the enclosed BLUE universal proxy card or BLUE voting instruction form. There is no need to use the Company’s universal proxy card or voting instruction form, regardless of how you wish to vote.

The names, background and qualifications of the Company’s nominees and other information about them can be found in the Company’s revised preliminary proxy statement for the 2024 Annual Meeting (the “Company Proxy Statement”) filed with the SEC on April 1, 2024, which may be accessed without cost on the SEC’s website at https://www.sec.gov.

Assuming one or more of the Arkhouse Nominees receive sufficient votes to be elected to the Board, your vote to elect such Arkhouse Nominees will have the legal effect of replacing an equivalent number (up to nine) of the incumbent directors of the Company. If elected, the Arkhouse Nominees, subject to their fiduciary duties as directors, will seek to work with the other members of the Board to maximize stockholder value.

The Arkhouse Parties urge stockholders to use our BLUE universal proxy card or BLUE voting instruction form to vote:

•	“FOR” the election of each of the nine Arkhouse Nominees (i.e., “FOR” Richard Clark, “FOR” Richard L. Markee, “FOR” Mohsin Y. Meghji, “FOR” Mitchell Schear, “FOR” Nadir Settles, “FOR” Gerald L. Storch, “FOR” Sharen J. Turney, “FOR” Andrea M. Weiss and “FOR” Isaac Zion), and to

•	“WITHHOLD” on the election of the following nine directors: [•], [•], [•], [•], [•], [•], [•], [•], and [•] (each, an “Opposed Company Nominee” and, together, the “Opposed Company Nominees”).

Stockholders may vote for up to thirteen nominees to the Board. The Company’s other four nominees are [•], [•], [•] and [•] (each, an “Other Company Nominee” and, collectively, the “Other Company Nominees”). We make no recommendation with respect to the election of the Other Company Nominees.

We are recommending that stockholders “WITHHOLD” on the Opposed Company Nominees  because we believe that they were relatively more responsible than the Other Company Nominees for what we believe is the Company’s repeated failure to appropriately adapt to market forces rendering its structure and strategy obsolete and ineffective in generating value for the stockholders and for the resulting years-long destruction of value and negative total returns that the stockholders have suffered.

v

We perceive the Other Company Nominees to be relatively less responsible for the foregoing than the Opposed Company Nominees. Accordingly, we have chosen not to oppose the Other Company Nominees, and are making no recommendation with respect to their election to the Board. However, as we believe the best opportunity to elect as many of the Arkhouse Nominees as possible is to vote “FOR” all of the Arkhouse Nominees, and “WITHHOLD” on, or not vote “for”, any Company nominee – including any Other Company Nominee, the Arkhouse Parties intend to vote all of their own shares of Common Stock to “WITHHOLD” on both the Opposed Company Nominees and the Other Company Nominees.

IMPORTANTLY, IF YOU MARK MORE THAN THIRTEEN “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID. IF YOU MARK FEWER THAN THIRTEEN “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, YOUR SHARES WILL ONLY BE VOTED “FOR” THE NOMINEES YOU HAVE SO MARKED.

THE ARKHOUSE NOMINEES ARE COMMITTED TO ACTING IN THE BEST INTERESTS OF ALL STOCKHOLDERS. WE BELIEVE THAT YOUR VOICE IN THE FUTURE OF MACY’S CAN BEST BE EXPRESSED THROUGH THE ELECTION OF THE ARKHOUSE NOMINEES.

Except as set forth in this Proxy Statement, we do not know of any other matters to be presented for approval by the stockholders at the 2024 Annual Meeting. If, however, we learn of any other proposals made at a reasonable time before the 2024 Annual Meeting, we will either supplement this Proxy Statement and provide stockholders with an opportunity to vote by proxy directly on such matters, or will not exercise discretionary authority with respect thereto. If other matters are properly presented thereafter, the persons named as proxies in the enclosed BLUE universal proxy card or BLUE voting instruction form will vote the shares of Common Stock represented thereby in accordance with their discretion pursuant to the authority granted in the proxy.

The Arkhouse Parties believe that substantial change is necessary for the Company to achieve its full potential and that this change must begin at the Board level. To that end, Arkhouse Value Fund I has nominated a slate of nine highly-qualified, independent nominees for election to the Board.

The Arkhouse Parties are also asking stockholders to approve the By-Law Repeal Proposal because the Arkhouse Parties believe that in order to ensure that the stockholders’ will with respect to the Arkhouse Proposals is upheld, no effect should be given to any provision of, or other amendment to, the By-Laws unilaterally approved by the Board after the date of the most recent publicly disclosed amendment to the By-Laws.

While no assurances can be given that the election of the Arkhouse Nominees to the Board will enhance value, we believe that the election of the Arkhouse Nominees will add strong, qualified, and necessary voices to the Board and send a strong message that stockholders are supportive of transformative change at Macy’s. We therefore urge you to support us in this effort by voting “FOR” the election of each of Richard Clark, Richard L. Markee, Mohsin Y. Meghji, Mitchell Schear, Nadir Settles, Gerald L. Storch, Sharen J. Turney, Andrea M. Weiss and Isaac Zion, and VOTING “WITHHOLD” on the election of the Nine OPPOSED COMPANY NOMINEES (i.e., [•], [•], [•], [•], [•], [•], [•], [•], and [•]) , by following the instructions on the enclosed BLUE universal proxy card or BLUE voting instruction form today. THE ARKHOUSE PARTIES make no recommendation with respect to the election of the FOUR Other Company Nominees (I.E., [•], [•], [•], and [•]).

ADDITIONALLY, the ARKHOUSE PARTIES URGE YOU TO VOTE “FOR” THE BY-LAW REPEAL PROPOSAL, AND Recommend that you vote “FOR” the Auditor Proposal BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED BLUE universal proxy card or BLUE voting instruction form TODAY. THE ARKHOUSE PARTIES RECOMMEND THAT YOU VOTE “AGAINST” THE “SAY ON PAY” PROPOSAL AND “AGAINST” THE COMPENSATION PLAN PROPOSAL.

The principal executive offices of the Company are located at 151 West 34th Street, New York, New York 10001.

The Company has disclosed in the Company Proxy Statement, that as of the Record Date, there were 275,156,796 shares of Common Stock outstanding.

As of the Record Date, the Participants collectively beneficially owned 8,745,710 shares of Common Stock, constituting approximately 3.2% of the shares of Common Stock outstanding on the Record Date. The Arkhouse Parties intend to vote all of their respective shares of Common Stock held as of the Record Date “FOR” the election of the nine Arkhouse Nominees, “WITHHOLD” on the election of the nine Opposed Company Nominees, “WITHHOLD” on the election of the four Other Company Nominees, “FOR” the Auditor Proposal, “AGAINST” the “Say On Pay” Proposal, “AGAINST” the Compensation Plan Proposal, and “FOR” the By-Law Repeal Proposal.

This proxy solicitation is being made by the Arkhouse Parties, and not on behalf of the Board or the Company’s management.

Important Notice Regarding the Availability of Proxy Materials for the 2024 Annual Meeting:

This Proxy Statement and the accompanying BLUE universal proxy card will be made available to stockholders by mail. The proxy materials, including the Proxy Statement, are also available without cost at [www. [•]].

REGARDLESS OF WHETHER YOU INTEND TO ATTEND THE 2024 ANNUAL MEETING, YOUR PROMPT ACTION IS IMPORTANT. MAKE YOUR VIEWS CLEAR TO THE COMPANY BY SIGNING, DATING AND RETURNING THE BLUE UNIVERSAL PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED, VOTING “FOR” THE ELECTION OF EACH OF THE NINE ARKHOUSE NOMINEES AND “FOR” THE BY-LAW REPEAL PROPOSAL TODAY.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES OF COMMON STOCK YOU OWN.

IMPORTANT VOTING INFORMATION

According to the Company Proxy Statement, the 2024 Annual Meeting will be held virtually via live webcast and can be accessed online at www.cesonline services.com/m24_vm.

If your shares of Common Stock are held in your own name, please authorize a proxy to vote by signing and returning the enclosed BLUE universal proxy card in the postage-paid envelope provided or by instructing us by telephone or via the Internet as to how you would like your shares of Common Stock voted (instructions are on your BLUE universal proxy card).

If you hold your shares of Common Stock in “street name” with a bank, brokerage firm, dealer, trust company or other institution or nominee, only they can exercise your right to vote with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, brokerage firm, dealer, trust company or other institution or nominee to ensure that a BLUE universal proxy card or BLUE voting instruction form is submitted on your behalf. Please follow the instructions to authorize a proxy to vote on the enclosed BLUE voting instruction form. If your bank, brokerage firm, dealer, trust company or other nominee provides for voting instructions to be delivered to them by Internet or telephone, instructions will be included with the enclosed BLUE voting instruction form.

As we are using a “universal” proxy card containing both the Arkhouse Nominees as well as the Company’s nominees to the Board, there is no need to use any other proxy card regardless of how you intend to vote.

PLEASE DO NOT RETURN ANY UNIVERSAL PROXY CARD OR VOTING INSTRUCTION FORM YOU MAY RECEIVE FROM THE COMPANY OR OTHERWISE AUTHORIZE A PROXY (other than on the BLUE universal proxy card or BLUE voting instruction form delivered by us to you) TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2024 Annual MEETING, NOT EVEN AS A PROTEST VOTE. IF YOU HAVE ALREADY SENT A PROXY CARD TO THE COMPANY OR OTHERWISE AUTHORIZED A PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2024 Annual MEETING, IT IS NOT TOO LATE TO CHANGE YOUR VOTE. TO REVOKE YOUR PRIOR PROXY AND CHANGE YOUR VOTE, SIMPLY DATE, SIGN AND RETURN THE ENCLOSED BLUE universal proxy card or BLUE voting instruction form IN THE POSTAGE-PAID ENVELOPE PROVIDED OR FOLLOW THE INSTRUCTIONS ON YOUR BLUE universal proxy card or BLUE voting instruction form TO VOTE BY TELEPHONE OR VIA THE INTERNET. ONLY YOUR LATEST DATED PROXY WILL BE COUNTED.

Morrow Sodali LLC (“Morrow Sodali”) is assisting us with our effort to solicit proxies. If you have any questions or require assistance in authorizing a proxy or voting your shares of Common Stock, or need additional copies of the Participants’ proxy materials, please contact:

Morrow Sodali LLC

430 Park Avenue, 14th Floor
New York, NY 10022
Stockholders Call Toll-Free: (800) 662-5200
Banks, Brokers, Trustees and Other Nominees Call Collect: (203) 658-9400

E-mail: Macys@info.morrowsodali.com

It is important that your shares of Common Stock be represented and voted at the 2024 Annual Meeting. Accordingly, regardless of whether you plan to attend the 2024 Annual Meeting, please complete, date and sign the BLUE universal proxy card or BLUE voting instruction form that has been provided to you by us (and not any universal proxy card that has been provided to you by the Company or any other proxy card or form that has been provided to you) and vote (i) “FOR” the election of each of the nine Arkhouse Nominees (i.e., “FOR” Richard Clark, “FOR” Richard L. Markee, “FOR” Mohsin Y. Meghji, “FOR” Mitchell Schear, “FOR” Nadir Settles, “FOR” Gerald L. Storch, “FOR” Sharen J. Turney, “FOR” Andrea M. Weiss and “FOR” Isaac Zion) and “WITHHOLD” on the election of each of the nine Opposed Company Nominees (i.e., [•], [•], [•], [•], [•], [•], [•], [•], and [•]); (ii) “FOR” the Auditor Proposal, (iii) “AGAINST” the “Say On Pay” Proposal, (iv) “AGAINST” the Compensation Plan Proposal, and (v) “FOR” the By-Law Repeal Proposal.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Proxy Statement contains “forward-looking statements”. Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and can be identified by the use of, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “seeks,” “would,” “could” or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals, or anticipated future actions by the Company or the Board, are forward-looking. Our forward-looking statements are based on our current intent, belief, expectations, estimates and projections regarding the Company and projections regarding the industry in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to differ materially. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and actual results may vary materially from what is expressed in or indicated by the forward-looking statements. This cautionary statement is applicable to all forward-looking statements contained in this Proxy Statement and the material accompanying this Proxy Statement.

BACKGROUND TO THIS SOLICITATION

The following is a chronology of material events leading up to this proxy solicitation:

Macy’s is an iconic American brand that has fallen on hard times in recent years. Market forces, including the growing power of online retail and changes in consumer preferences, have in the view of the Arkhouse Parties rendered the Company’s traditional structure and strategy obsolete and ineffective in generating value and the Arkhouse Parties believe that the Company has failed to appropriately adapt to those market forces. As a result, stockholders suffered negative total returns over one-year (-29.7%), five-year (-42.9%) and ten-year (-55.9%) timeframes through November 30, 2023 (the last trading day prior to the submission of the Acquisition Proposal to the Company)1 and a stock price that had dropped approximately 78.2% from a peak closing price of $72.80 per share of Common Stock on July 16, 2015, to a closing price of $15.86 per share of Common Stock on November 30, 2023 (the last trading day preceding the date of submission of the Acquisition Proposal to the Company). As further detailed below, Arkhouse Management and Brigade have attempted for months to constructively engage with the Company in respect of the high premium acquisition of the Company that the Arkhouse Parties believe the Acquisition Proposal represents; however, the Board has until very recently refused in the view of the Arkhouse Parties to constructively and meaningfully engage with Arkhouse Management and Brigade. As further detailed below and elsewhere in this Proxy Statement, (i) the Arkhouse Parties are pleased that following weeks of public advocacy by the Arkhouse Parties, a Confidentiality Agreement was finally signed by the Company, Arkhouse Management and Brigade on March 19, 2024 in anticipation of the provision of due diligence information to Arkhouse Management and Brigade, and (ii) we hope that this progress represents a broader shift in the current Board’s view of and posture towards Arkhouse Management, Brigade and the Acquisition Proposal. Nonetheless, the Arkhouse Parties recognize the important role of the proxy solicitation referred to in this Proxy Statement in continuing to hold the current Board accountable and ensuring that the Company has a strong, capable and open-minded Board following the 2024 Annual Meeting that is suited to meet the challenges that the Company faces and to create value for all stockholders.

Arkhouse Management is a specialized investment firm with significant experience investing in private and public real estate markets. Arkhouse Management believes in the long-term value of the Company's operations and assets but does not have confidence that the current Board has the vision, desire or ability to make the significant and difficult changes needed to realize that value. Arkhouse Management further believes that it would be easier for the Company to execute on a successful turnaround strategy without the myriad pressures that accompany being a public company, including the quarterly reporting cycle, which can incentivize decision-makers to, for example, prioritize decisions that reflect favorably in quarterly financial metrics over those that may create significant long-term value.

Brigade is a global asset management firm with $25 billion of assets under management and a focus on the consumer and retail industry with both control and non-control investments, historically, in the department store industry. Principals at Arkhouse Management and principals at Brigade have been professional and social acquaintances for more than a decade.

In May of 2023, Arkhouse Management contacted Brigade to assess its potential interest in joining Arkhouse Management in pursuing a strategic transaction with an unnamed company, and on June 6, 2023, Arkhouse Management and Brigade executed a confidentiality agreement and began discussing a potential strategic transaction with respect to the Company that they believed would deliver a premium to stockholders and a path towards correcting the Company’s troubled course. Arkhouse Management was interested in partnering with Brigade due to, among other things, the experience of certain Brigade principals with relevant past transactions in the retail space, including, among others, JCPenney and Sears.

1 Source: S&P Capital IQ as of November 30, 2023.

Arkhouse Management and Brigade spent the ensuing months analyzing Macy’s historic operating performance and assessing various capital structures and potential capital partners.

On October 10, 2023, Arkhouse Management (on behalf of itself and its affiliates) and Brigade (on behalf of itself and its affiliates) entered into a letter agreement pursuant to which, among other things, Arkhouse Management and Brigade acknowledged their mutual interest in working together to acquire 100% of the outstanding Common Stock. Further information regarding this letter agreement is set forth in the section of this Proxy Statement entitled Certain Information Regarding the Participants.

Arkhouse Management and Brigade then spent the next several weeks refining their analyses of the Company and working with their expected debt and equity partners to prepare what they believed would be an attractive offer to acquire 100% of the outstanding Common Stock of the Company that they did not already own.

On November 28, 2023, Arkhouse Management partner Gavriel Kahane telephoned Jeff Gennette, the Company’s then-Chief Executive Officer and Chairman of the Board, and left a message expressing Arkhouse Management’s interest in speaking with Mr. Gennette.

On November 29, 2023, not having received a response from Mr. Gennette, Mr. Kahane sent an email to Mr. Gennette stating that Arkhouse was a substantial shareholder of Macy’s that had a significant interest in a high premium acquisition of the Company and requesting a meeting with Mr. Gennette.

On November 30, 2023, in an email reply to Mr. Kahane, Mr. Gennette proposed a telephone call instead of the requested meeting. When Arkhouse Management sent Mr. Gennette a Zoom invite, Arkhouse Management was informed by Mr. Gennette’s assistant that Mr. Genette would not be appearing on camera.

That afternoon, Mr. Kahane, Jonathon Blackwell, Managing Partner of Arkhouse Management, and Matthew Perkal, partner of Brigade, spoke via Zoom (audio only) with Mr. Gennette and Adrian Mitchell, the Company’s Chief Operating Officer and Chief Financial Officer. On that Zoom, Arkhouse Management and Brigade provided background information on their respective firms and previewed to Mr. Gennette and Mr. Mitchell that Arkhouse Management and Brigade would be submitting the Acquisition Proposal.

On December 1, 2023, Arkhouse Management and Brigade delivered to the Board the Acquisition Proposal, which represented a 32.4% premium over the closing price of the Common Stock on November 30, 2023 (the last trading day prior to the making of the Acquisition Proposal) and a 56.8% premium over the Company's 30-day volume-weighted adjusted stock price for the 30 days preceding the date of the Acquisition Proposal. A copy of such written non-binding proposal is included as Exhibit 1 to this Proxy Statement. Such proposal also stated that Arkhouse Management and Brigade saw the “potential for meaningful price improvement with reasonable access to standard and necessary information and diligence” and that Arkhouse Management and Brigade were willing to sign a mutual confidentiality agreement with the Company to facilitate both the provision of such diligence materials to Arkhouse Management and Brigade and the provision of further information to the Company regarding the financing for the Acquisition Proposal. Arkhouse Management and Brigade’s proposal was accompanied by a highly confident letter (the “Highly Confident Letter”) from Jefferies LLC (“Jefferies”). Jefferies is also acting as financial advisor to Arkhouse Management and Brigade in connection with the Acquisition Proposal.

Mr. Gennette sent an email to Mr. Kahane acknowledging that the Acquisition Proposal was received that same day.

On December 6, 2023, Mr. Kahane sent an email to Mr. Gennette inquiring as to the timing of the Company’s response to the Acquisition Proposal and stating that he was available to discuss it at any time to which Mr. Gennette responded by email later that day informing Mr. Kahane that the Acquisition Proposal was being discussed with the Board and that he anticipated getting back to Mr. Kahane the following week.

On December 10, 2023, an article appeared in the Wall Street Journal making reference to the Acquisition Proposal.

On December 14, 2023, nearly two weeks after the Board’s receipt of the Acquisition Proposal, Mr. Gennette sent an email to Messrs. Kahane, Blackwell and Perkal stating that “the Board does not view your proposal as actionable” and claiming that the Board required “additional detailed information regarding [Arkhouse Management’s and Brigade’s] plans for the Company as well as [their] ability to finance [the Acquisition Proposal].” This notwithstanding that Arkhouse Management and Brigade had already submitted the Highly Confident Letter with the Acquisition Proposal.

Mr. Kahane therefore sent an email to Mr. Gennette, also on December 14, 2023, proposing that Jefferies walk the Company’s advisors through Arkhouse Management’s financing sources as soon as practicable, and offering to follow up with a targeted diligence list of essential information with the aim of enhancing the Acquisition Proposal and streamlining the M&A contract process for an expedited engagement with the Company.

On December 15, 2023, Mr. Gennette sent an email to Mr. Kahane informing him that he had requested that the Company’s financial advisors reach out to Jefferies to arrange a call for the following week.

On December 19, 2023, with Arkhouse Management’s authorization, Arkhouse Management’s financial advisors at Jefferies met via Zoom with the Company’s financial advisors at Bank of America and Wells Fargo. During such Zoom session, representatives of Jefferies shared details and answered questions with respect to the various components of Arkhouse Management’s and Brigade’s proposed financing structure. At the conclusion of the Zoom session the representatives of Jefferies asked the Company’s financial advisors whether they had any additional questions regarding the financing for the Acquisition Proposal and the Company’s financial advisors confirmed that they had no further questions (though the Company now disputes that such statement was made). Also during such Zoom session, Jefferies screen-shared a sources and uses schedule that reflected 50% equity financing (consisting of 25% common equity and 25% preferred equity) for the Acquisition Proposal, which schedule was also subsequently emailed to the Company’s financial advisors.

During the ensuing weeks, Arkhouse Management, Brigade and their advisors attempted to engage privately with the Company and its advisors to resolve the questions that the Board purportedly had in respect of the Acquisition Proposal and to gain access to the due diligence needed to confirm and potentially improve upon their proposal, with the Company in the view of the Arkhouse Parties showing little interest or urgency in doing so. For example:

•	On January 3, 2024, with Arkhouse Management’s authorization, Arkhouse Management’s financial advisors at Jefferies spoke by telephone with the Company’s financial advisors at Bank of America, during which telephone call the Company’s financial advisors stated that the Company would need “several weeks” following the winter holidays to formulate its response to the Acquisition Proposal.

•	On January 9, 2024, Mr. Kahane sent an email to Mr. Gennette inquiring again about the timing of the Company’s response to the Acquisition Proposal, and again proposing that the parties initiate the process of negotiating a confidentiality agreement, concurrent with whatever additional review the Company and the Board were undertaking to save time for the benefit of all parties, to which Mr. Gennette responded by email, also on January 9, 2024, that the Company expected to respond after the Martin Luther King, Jr. Federal Holiday, and that it would be premature to discuss a confidentiality agreement process.

On January 15, 2024, with Arkhouse Management’s authorization, Arkhouse Management’s financial advisors at Jefferies spoke by telephone with the Company’s financial advisors at Bank of America and Wells Fargo, during which telephone call the Company’s financial advisors asked if Jefferies had “any incremental information” regarding Arkhouse Management’s and Brigade’s financing sources without providing any guidance as to what information they were seeking (if any) – or even confirming that any additional information was actually being sought in order for the Board to finalize its view with respect to the Acquisition Proposal.

On January 17, 2024, Mr. Gennette sent an email to Mr. Kahane stating that the Board continued to review the Acquisition Proposal, and—in a continuation of what by now was a long pattern of slow-walking and postponing target response dates—further stating that the Company expected to [be] back in touch early the following week when the Board completed that process.

On January 21, 2024, following weeks of delay and non-answers from the Company, as outlined above, Arkhouse Management issued a press release outlining the terms of the Acquisition Proposal and encouraging the Company to respond to Arkhouse Management that week, “without further delaying substantive discussions” and reiterating the potential for a “meaningful increase” in such proposal with access to the necessary due diligence. Such press release also stated that Macy’s advisors had confirmed that they had no further questions regarding the financing for the Acquisition Proposal. A copy of such press release is included in the Proxy Statement as Exhibit 2.

Also on January 21, 2024, the Board delivered what the Arkhouse Parties believe by the speed of its production following the Arkhouse Management press release was a previously prepared dismissal letter to Arkhouse Management and Brigade rejecting the Acquisition Proposal, which it published that same day via a press release. Among other things, the letter and press release claimed that the Acquisition Proposal lacked compelling value, that the Board “has determined that the non-binding proposal does not constitute a basis to enter into a non-disclosure agreement or provide any due diligence information to Arkhouse Management and Brigade”, and that the exercise of providing such information to Arkhouse Management and Brigade would distract the Company management team. Such letter and press release also claimed that the  information provided to the Company regarding the Acquisition Proposal had “failed to address the Board’s concerns regarding Arkhouse Management and Brigade’s ability to finance their proposed transaction” and that the Company’s financial advisors never stated there were no further questions regarding the financing plan for the Acquisition Proposal. A copy of such press release is included in the Proxy Statement as Exhibit 3.

During the period between January 21, 2024 and February 7, 2024, Arkhouse Management and Brigade continued their attempts to amicably and privately resolve the Board’s purported concerns with respect to the Acquisition Proposal, including by providing to the Board on February 7, 2024 a letter disclosing the names of equity partners One Investment Management US LLC and Fortress Investment Group LLC and clarifying again for the Board (as they had already done weeks previously, as noted above) that they expected that approximately 50% of the Acquisition Proposal would consist of equity contributions by Brigade, Arkhouse Management and their equity partners. Such letter also reiterated that Arkhouse Management’s and Brigade’s $21.00 per share offer should not be viewed as their best and final offer and that Arkhouse Management and Brigade saw opportunity to meaningfully increase the purchase price in the Acquisition Proposal if granted access to customary diligence. The letter also pointed out, in response to claims by the Board in its January 21, 2024 letter that Arkhouse Management’s and Brigade’s debt financing was insufficiently committed, that the failure of the Company to provide diligence materials was the key contributing factor to the lack of fully committed financing, and further noted that a short phone call between advisors could address the Board’s purported concerns. A copy of such letter is included in this Proxy Statement as Exhibit 4.

On February 8, 2024, the Company’s financial advisors at Bank of America and Wells Fargo requested a call with Arkhouse Management’s financial advisors at Jefferies. On that day, with Arkhouse Management’s authorization, representatives of Jefferies spoke by telephone with the Company’s financial advisors at Bank of America and Wells Fargo. During such telephone call, the Company’s financial advisors stated that they had concerns with the Acquisition Proposal. Curiously, among their concerns was a claim that Arkhouse Management and Brigade had not disclosed the amount of their equity financing (including whether Brigade would be participating as an equity partner or as a debt partner) when this information had already been previously provided, as recently as in the February 7, 2024 letter from Arkhouse Management and Brigade that had been submitted to the Board just one day prior.

Though by this point, the continued “misunderstanding” on the part of the Company evidenced by the repeated claims that information that had already been provided had not been provided, and the use by the Company of its own failure to provide due diligence as an excuse for rejecting the Acquisition Proposal, among other things, had caused the Arkhouse Parties to question the Company’s intentions, Arkhouse nonetheless delivered a letter to the Board on February 11, 2024 stating that Arkhouse Management thought it would be beneficial to both the Company and its stockholders that efforts towards a constructive dialogue continue and observing that the Company’s deadline for submitting notice of director nominations and other stockholder proposals was fast approaching. Such letter also stated that “[i]n order to avoid any heightened tension that may accompany our submission of such a notice, we would greatly appreciate it if Macy’s would...postpone the deadline for submitting notice of director nominations and other stockholder proposals in respect of the Company’s 2024 annual meeting of stockholders...” A copy of such letter is included with this Proxy Statement as Exhibit 5.

On February 13, 2024, the Company delivered a letter to Arkhouse Management denying its nomination notice deadline postponement request. A copy of such letter is included with this Proxy Statement as Exhibit 6.

In light of the Company’s refusal to extend the nomination deadline and in order to preserve its rights, on February 14, 2024, Arkhouse Value Fund I delivered to the Company notice of its decision to nominate the Arkhouse Nominees and to make the By-Law Repeal Proposal at the 2024 Annual Meeting, together with the completed nominee questionnaires and related materials (collectively, the “Nomination Notice”).

On February 20, 2024, the Company issued a press release disclosing, among other things, that Arkhouse had nominated the Arkhouse Nominees and made the By-Law Repeal Proposal. A copy of such press release is included in this Proxy Statement as Exhibit 7.

Also on February 20, 2024, as a result of the Company’s disclosure, Arkhouse Management issued its own press release announcing its nomination of the Arkhouse Nominees and stating among other things that “[w]e have persisted in our attempts to resolve any supposed concerns privately with the Board since the Company’s rejection of our proposal. To that end, we provided the Board with additional details regarding our financing, including names of our highly regarded equity partners – which have more than $75 billion in combined assets under management – for the 50% equity component of the transaction. We also reminded the Board that we remain optimistic that we will be able to increase the proposed purchase price based on customary due diligence, which the Company has refused to grant us. Finally, we requested that the Board extend the February 19th deadline for director nominations so that we could continue to engage privately, which was also rejected, forcing us to nominate directors. The Board’s history of poor performance and continued refusal to engage constructively with our credible and motivated buyer group have led us to the decision to nominate a slate of highly qualified, independent directors to reconstitute Macy’s Board. While we do not make this decision lightly, we did so to preserve our ability to protect the rights of all shareholders. We firmly believe that our slate of nominees possesses the necessary backgrounds and expertise to evaluate all potential avenues to unlock the substantial unrealized value at the Company that the current directors appear unwilling to pursue. We urge the Board to specifically identify any additional information they are seeking regarding our financing so that we may alleviate any of their outstanding concerns.” A copy of the press release is included in this Proxy Statement as Exhibit 8.

On February 27, 2024, the Company announced via press release a plan for a “Bold New Chapter”  for the Company, which included a plan to close 150 Macy’s stores and invest in existing and new Bloomingdales and Bluemercury stores and a (in the view of Arkhouse Management, vaguely worded) commitment to “simplify and modernize end to end operations.” The press release made no mention of any intention on the part of the Board to engage with Arkhouse Management and Brigade in respect of the Acquisition Proposal or to otherwise factor strategic alternatives into their go forward plans. Arkhouse also observes that a go-forward plan that shrinks the Company’s overall footprint is, in Arkhouse Management’s view, neither “bold” nor “new”, nor a recipe for long-term value creation. A copy of the Company’s press release is included in this Proxy Statement as Exhibit 9.

On February 28, 2024, Arkhouse Value Fund I, through its counsel, delivered to the Company a letter requesting certain stockholder list materials pursuant to Section 220 of the Delaware General Corporation Law.

On March 3, 2024, Arkhouse Management and Brigade delivered a letter to the Board, increasing the per share price represented by the Acquisition Proposal from $21.00 per share to $24.00 per share and noting that they had signed commitments for the full amount of equity financing for the transaction and had identified large global institutional financing sources for each debt component of the transaction with strong interest in finalizing commitments during a customary diligence process. Arkhouse Management and Brigade issued a press release regarding the same on that same date. Copies of such letter and press release are included in this Proxy Statement as Exhibits 10 and 11, respectively.

Also on March 3, 2024, Mr. Perkal sent an email to Mr. Gennette, proposing a meeting in New York City the following Tuesday or Wednesday.

On March 4, 2024, in an email reply to Mr. Perkal, Mr. Gennette stated that he and Tony Spring, the Company’s new Chief Executive Officer, would be available to meet with Mr. Perkal on the morning of March 5, 2024. Also on March 4, 2024, the Company delivered a letter to Arkhouse Management and Brigade that among other things asked for signed “customary” commitment letters from Arkhouse Management’s and Brigade’s equity financing sources—conveniently among other things failing to note that equity commitment letters are customarily only provided following completion of due diligence (and only signed concurrently with the principal transaction agreement). A copy of such letter is included in this Proxy Statement as Exhibit 12.

On March 5, 2024, Mr. Perkal and Philip Shannon, an associate at Brigade, met with Messrs. Gennette and Spring. During such meeting, Mr. Perkal walked Messrs. Gennette and Spring through Brigade’s extensive retail-focused experience, including its investments in JC Penney and Sears. Mr. Perkal then reiterated that Arkhouse Management and Brigade have not yet been granted access to any of the Company’s diligence materials, and identified certain diligence items viewed by them as high priority. Mr. Perkal also provided Messrs. Gennette and Spring with an opportunity to view copies of the commitment letters/proposals from certain equity and debt financing sources secured by Arkhouse Management and Brigade in furtherance of the Acquisition Proposal, which copies were subsequently provided to the Company’s advisors.

On March 11, 2024, the Company delivered a letter to Arkhouse Management and Brigade responding to the revised Acquisition Proposal, a copy of which is included in this Proxy Statement as Exhibit 13. Such letter stated, among other things, that the Board considered the price of $24.00 per share of Common Stock represented by the Acquisition Proposal as “less than compelling” and that “the Board is not currently prepared to transact at this price level.” Such letter also observed, however, that Arkhouse and Brigade had increased the per share price represented by the Acquisition Proposal by $3 from its initial $21.00 per share and had indicated a willingness to potentially increase such price upon access to due diligence, and that the Board was prepared to proceed with the negotiation and execution of a confidentiality agreement in order to provide Arkhouse and Brigade with due diligence. Such letter also enclosed a draft confidentiality agreement and requested that Arkhouse and Brigade provide a due diligence request list to the Company.

On March 12, 2024, Arkhouse and Brigade provided a markup of the draft confidentiality agreement to the Company through counsel.

On March 13, 2024, Arkhouse and Brigade provided a due diligence request list to the Company through financial advisors, which includes among other things a number of customary diligence items that the Company will need to provide in order to confirm or potentially increase Arkhouse and Brigade’s proposed $24.00 per share purchase price and to allow their capital partners to be in a position to provide fully-committed financing. Also on March 13, 2024, the Company provided a revised draft confidentiality agreement to Arkhouse and Brigade.

On March 14, 2024, Arkhouse Management and the other Participants filed the preliminary proxy statement.

Also on March 14, 2024, the Company filed its preliminary proxy statement.

On March 19, 2024, the Company, Arkhouse Management and Brigade executed the Confidentiality Agreement. Among other things, the Confidentiality Agreement states that until January 15, 2025, information that is confidential thereunder may only be used by Arkhouse Management and Brigade for purposes of the evaluation, proposing, negotiation, and/or consummation of a potential transaction between Arkhouse Management and Brigade on the one hand and the Company on the other hand pursuant to which Arkhouse Management and Brigade (or one or more of their affiliates) would acquire all outstanding shares of common stock of the Company for consideration of at least $24.00 per share in cash.

On March 22, 2024, the Company filed its Annual Report on Form 10-K with the SEC.

On April 1, 2024, the Company filed the Company Proxy Statement.

On April 2, 2024, Arkhouse Management and the other Participants filed this revised preliminary Proxy Statement.

REASONS FOR THE SOLICITATION

The Arkhouse Parties strongly believe that the Arkhouse Nominees would be valuable additions to the Board and that they would bring experienced voices, fresh thinking and a greater sense of the need and urgency for the Company to evaluate all opportunities to maximize stockholder value, including a sale of the Company or one or more other strategic transactions. While there can be no assurance that the election of the Arkhouse Nominees will lead to the consummation of any transaction between the Company and Arkhouse or any other transaction, and although the Arkhouse Nominees have not made any commitment to the Arkhouse Parties to do so, the Arkhouse Parties believe that the Arkhouse Nominees, if elected, are more likely than the current members of the Board to advocate in favor of a strategic review process for the Company (the substance of any which such process would need to be determined by the newly-elected Board in consultation with its advisors and has not been discussed between the Arkhouse Parties and the Arkhouse Nominees, but could potentially result in a determination that the Company should be sold, pursuant to an auction process or another means consistent with the Board’s fiduciary duties under Delaware law) and to actively substantively engage with Arkhouse Management and Brigade in respect of the Acquisition Proposal and/or with third parties in respect of one or more other strategic transaction proposals that they may make to the Company from time to time.

The Arkhouse Parties are pleased that their public advocacy to date and revised Acquisition Proposal have finally resulted in the Company communicating to Arkhouse Management and Brigade on March 11, 2024 that the Company was potentially prepared to make certain due diligence available to Arkhouse Management and Brigade under a confidentiality agreement, and that the Confidentiality Agreement was subsequently signed by the Company, Arkhouse Management and Brigade on March 19, 2024. We have repeatedly said that we see a potential for increasing the purchase price represented by the Acquisition Proposal if we are provided access to customary due diligence. Based on past interactions with the Company, however, the Arkhouse Parties believe it is important to continue to seek the election of the Arkhouse Nominees in order to ensure that Company constructively engages with Arkhouse and Brigade in respect of the Acquisition Proposal. The Arkhouse Parties urge their fellow stockholders to help hold the Board accountable and ensure the Company meaningfully engages with Arkhouse Management and Brigade on the Acquisition Proposal, which comes at what we believe to be a substantial premium to the undisturbed market price.

While the Arkhouse Parties are pleased that their public advocacy to-date and revised Acquisition Proposal have finally resulted in the Company communicating to Arkhouse Management and Brigade on March 11, 2024 that the Company was potentially prepared to make certain due diligence available to Arkhouse Management and Brigade, the Arkhouse Parties do not believe that it should have taken months of public advocacy and the launch of a proxy contest to replace a majority of the Board to motivate the Company to do the right thing and engage with Arkhouse Management and Brigade on the Acquisition Proposal. Company stockholders deserve strong, capable and open-minded independent directors, such as the Arkhouse Nominees, that have the experience and desire to explore every opportunity to unlock stockholder value.

Further, the Arkhouse Parties do not believe that it should have taken months of public advocacy and the launch of a proxy contest to replace a majority of the Board to motivate the Company to do the right thing and engage with us on the Acquisition Proposal, and we believe that the continued pursuit of the proxy solicitation referred to in this Proxy Statement is necessary to continue to hold the Board accountable. Company stockholders deserve strong, capable and open-minded independent directors, such as the Arkhouse Nominees, that have the experience and desire to explore every opportunity to unlock stockholder value.

QUESTIONS AND ANSWERS RELATING TO THIS PROXY SOLICITATION

The following are some of the questions you may have as a stockholder, as well as the answers to those questions. The following is not a substitute for the information contained in this Proxy Statement, and the information contained below is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this Proxy Statement. The Participants urge you to read this Proxy Statement carefully and in its entirety.

Who is making this solicitation?

The solicitation for the election of the Arkhouse Nominees to serve on the Board and for the By-Law Repeal Proposal is being made by the Arkhouse Parties. The Arkhouse Parties include (i) Arkhouse Value Fund I, who submitted the Notice to nominate the Arkhouse Nominees and to make the By-Law Repeal Proposal and (ii) the other Arkhouse Parties, each of whom intends to vote all of the shares of Common Stock over which it has voting power (if any) as of the Record Date in favor of each of the Arkhouse Proposals. For more information regarding the Arkhouse Parties, please see Annex A attached to this Proxy Statement.

What are the Arkhouse Parties asking you to vote for?

The Arkhouse Parties are asking you to vote on the BLUE universal proxy card or BLUE voting instruction form at the 2024 Annual Meeting as follows:

1.	“FOR” the election of each of the nine Arkhouse Nominees, to serve for a one-year term expiring at the next annual meeting of the Company’s stockholders or until his or her successor is duly elected and qualified and “WITHHOLD” on the election of each of the nine Opposed Company Nominees.

2.	“FOR” the repeal of each provision of, and each amendment to, the By-Laws adopted by the Board without the approval of the stockholders of the Company subsequent to October 28, 2022.

3.	“FOR” the ratification of the appointment of KPMG LLP as the Company’s independent registered public accounting firm for the fiscal year ending February 1, 2025.

Stockholders may vote for up to thirteen nominees to the Board. If stockholders choose to vote for any of the Company’s nominees, we recommend that stockholders “WITHHOLD” on the election of the Opposed Company Nominees. We make no recommendation with respect to the election of the Other Company Nominees. We recommend that you vote “AGAINST” the “Say On Pay” Proposal and “AGAINST” the Compensation Plan Proposal.

Why are the Arkhouse Parties soliciting your vote?

The Arkhouse Parties believe that substantial change is necessary for the stockholders to maximize the value of their investment in the Company and that this change must begin at the Board level. To that end, the Arkhouse Parties have nominated a slate of nine highly-qualified, independent nominees for election to the Board. They are committed to helping identify opportunities to deliver enhanced value. The Arkhouse Nominees are leading experts in their fields that have strong backgrounds in retail, real estate, and the effectuation of strategic transactions.

Arkhouse Management and Brigade have delivered to the Board a non-binding proposal to acquire all of the outstanding Common Stock of the Company that such parties do not already own. While there can be no assurance that the election of the Arkhouse Nominees will lead to the consummation of any transaction between the Company and Arkhouse or any other transaction, and although the Arkhouse Nominees have not made any commitment to the Arkhouse Parties to do so, the Arkhouse Parties believe that the Arkhouse Nominees, if elected, are more likely than the current members of the Board to advocate in favor of a strategic review process for the Company (the substance of any which such process would need to be determined by the newly-elected Board in consultation with its advisors and has not been discussed between the Arkhouse Parties and the Arkhouse Nominees, but could potentially result in a determination that the Company should be sold, pursuant to an auction process or another means consistent with the Board’s fiduciary duties under Delaware law) and to actively substantively engage with Arkhouse and Brigade in respect of the Acquisition Proposal and/or with third parties in respect of one or more other strategic transaction proposals that they may make to the Company from time to time.  While the Arkhouse Parties are pleased that their public advocacy to date and revised Acquisition Proposal have finally resulted in the Company communicating to Arkhouse Management and Brigade on March 11, 2024, that the Company was potentially prepared to make certain due diligence available to Arkhouse Management and Brigade under a confidentiality agreement, and that the Confidentiality Agreement was subsequently signed by the Company, Arkhouse Management and Brigade on March 19, 2024, the Arkhouse Parties do not believe that it should have taken months of public advocacy and the launch of a proxy contest to replace a majority of the Board to motivate the Company to do the right thing and engage with us on the Acquisition Proposal. Stockholders deserve strong, capable and open-minded independent directors, such as the Arkhouse Nominees, that have the experience and desire to explore every opportunity to unlock stockholder value.

The Arkhouse Parties are asking the stockholders to approve the By-Law Repeal Proposal because the Arkhouse Parties believe that in order to ensure that the stockholders’ will with respect to the Arkhouse Proposals is upheld, no effect should be given to any provision of, or other amendment to, the By-Laws unilaterally approved by the Board after the date of the most recent publicly disclosed amendment to the By-Laws.

Who are the Arkhouse Nominees?

We are proposing that each of Richard Clark, Richard L. Markee, Mohsin Y. Meghji, Mitchell Schear, Nadir Settles, Gerald L. Storch, Sharen J. Turney, Andrea M. Weiss and Isaac Zion be elected to the Board to serve for a one-year term expiring at the next annual meeting of the Company’s stockholders or until his or her successor is duly elected and qualified.

Set forth below is (a) the name, age, any position and office with the Company held by each such Arkhouse Nominee, and the term thereof, business experience during the past five years (including principal occupation and employment during the past five years, the name and principal business of any corporation or other organization in which such occupation or employment was carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the Company), a brief discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that the Nominee should serve as a director for the Company as of the date hereof, in light of the Company’s business and structure (including such material information beyond the past five years and information on the Nominee’s particular area of expertise or other relevant qualifications), and (b) any directorships held by such person during the past five years in any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940, as amended.

Name and Age	Principal Occupation or Employment and Public Company Directorships, in each case During the Last Five Years	Business Address
Richard Clark (65)

Mr. Clark is a private investor and Co-Founder of WatermanClark, a real estate investment partnership founded in 2020. From 1984 to 2021, Mr. Clark had been with Brookfield Corporation and its predecessors in various senior roles. From April 2013 to January 2021, he served as Chairman and Chief Executive Officer of Brookfield Property Group, Brookfield Property Partners (NASDAQ: BPYPP) and Brookfield Office Properties. Under his leadership, the property group grew its assets under management from $5 billion to in excess of $200 billion, expanded its investment, operational and asset management capabilities beyond the office sector into the multifamily, industrial, hotel and retail sectors, and extended its geographic footprint beyond North America and Brazil to Europe, Australia, India and China. Today, Brookfield is one of the largest owners and operators of real estate with more than 600 million square feet of properties in key markets worldwide.

As President and Chief Executive Officer of Brookfield Office Properties from 2002 to 2012, Mr. Clark spearheaded the repositioning of the company into a global business with the acquisition of the Trizec office portfolio in the U.S. in 2006, an 18 Class A office property portfolio in Australia in 2010, and the Hammerson office portfolio in London in 2012.

Mr. Clark also led Brookfield in building a major Multifamily business comprising a $17 billion portfolio covering 67,000 units in 225 properties in 2021 when he left the Company. During his tenure, Brookfield made a series of major strategic acquisitions, including the recapitalization of General Growth Properties, the U.S.’s second largest mall company, and the privatization of Forest City Realty Trust, a $12 billion portfolio of high-quality office, multifamily, retail and development assets across the U.S. In 2000, Mr. Clark started Brookfield’s Development business with 300 Madison Avenue as its first project.

Mr. Clark is Chairman of the Alliance for Downtown New York and the Downtown-Lower Manhattan Association. He serves on the Board of Trustees of the National September 11 Memorial & Museum, The Ronald O. Perelman Performing Arts Center at the World Trade Center and the Feinstein Institute of Medical Research. Until December 2023, he served on the Executive Committee of the Real Estate Board of New York. Since May 2023, he has served on the board of directors of Vivion Investments S.à.r.l, a real estate investment company.

Mr. Clark holds a Bachelor of Science in Business from the Indiana University of Pennsylvania.

We believe that Mr. Clark is qualified to serve on the Board given his breadth of experience and impressive track record in investor relations, strategy and real estate development.

Mr. Clark does not currently hold, and has not within the past five years held, any position or office with the Company.

90 Furman Street, N-1007, Brooklyn, NY 11201

Name and Age	Principal Occupation or Employment and Public Company Directorships, in each case During the Last Five Years	Business Address
Richard L. Markee (70)

Richard L. Markee is an experienced businessman who has since 2016 served as a director of Five Below, Inc. (NASDAQ: FIVE).

Mr. Markee has previously served in various leadership positions at Vitamin Shoppe, Inc., including as Non-Executive Chairman from 2007 to 2009 and from January 2016 to June 2016 and, Executive Chairman from 2011 to 2016, and Chief Executive Officer and Chairman of the Board from September 2009 to 2011.

Additionally, Mr. Markee previously held senior management positions at Toys “R” Us, Inc. from 1990 to 2006, including Vice Chair of Toys “R” Us, Inc. and President of the Babies “R” Us and the Toys “R” Us U.S. and international operation divisions from 2004 to 2006. He has also served as a director of Collective Brands, Inc., The Sports Authority, Inc., Dorel Industries, Toys “R” Us, and Pets Supplies Plus.

We believe Mr. Markee is qualified to serve as a member of the Board because he has extensive experience in retail businesses, is an experienced retail CEO, and has extensive public and private company experience.

Mr. Markee does not currently hold, and has not within the past five years held, any position or office with the Company.

360 Mendham Road, Bernardsville, New Jersey 07924
Mohsin Y. Meghji (59)

Mohsin (“Mo”) Meghji is a nationally recognized turnaround professional with an exemplary track record of accomplishment across a wide range of industries. He has been the Managing Partner and CEO of M3 Partners, LP, a corporate advisory firm that specializes in maximizing performance and creating long term value for its clients, since 2015.

Mr. Meghji currently serves as the Chief Restructuring Officer of PWN Property Management since 2021 and Whittaker, Clark & Daniels since 2023. Mr. Meghji also has recently served as the Chief Restructuring Officer or as an independent director of Sorrento Therapeutics, Inc., My Alarm Center LLC, Sable Permian Resources, Seadrill Partners, LLC, Sanchez Energy Corporation, Frontier Communications (NASDAQ: FYBR), Gulfport Energy Corporation, FastMed Holdings LLC, Intelsat Envision Holdings LLC and bio-Affinity Technologies, Inc (NASDAQ: BIAF).

In his professional capacity, Mr. Meghji has led some of the most significant financial restructurings in recent years, including serving as the Chief Restructuring Officer of Sears Holdings Corporation (2018-2022), Barney’s Inc. (2018-2019), Real Alloy Intermediate Holdings, and Capmark Financial Group. Since 2021, Mr. Meghji has served as a member of the board of directors of the Nassau County Interim Finance Authority (NIFA) by appointment of the Governor of the State of New York.

1700 Broadway, 19th Floor, New York, New York 10019

Name and Age	Principal Occupation or Employment and Public Company Directorships, in each case During the Last Five Years	Business Address

From May 2020 to July 2021, Mr. Meghji served as a director/manager on the Board of Macy's Propco Holdings, LLC, a Company subsidiary.

Mr. Meghji served as a principal sponsor of a number of special purpose acquisition companies, including M III Acquisition Corp., M3-Brigade Acquisition II Corp., M3-Brigade Acquisition III Corp. and Brigade-M3 European Acquisition Corp. Mr. Meghji also served as a director of Infrastructure and Energy Alternatives, Inc. from its merger with M III Acquisition Corp. in 2018 until January 2020.

Prior to founding M3 Partners, Mr. Meghji served as Executive Vice President & Head of Strategy at Springleaf Holdings, LLC as well as CEO of its captive insurance companies. At Springleaf, he was a key member of the management team that transformed the struggling consumer lender into a highly successful IPO in late 2013. Prior to Springleaf, Mr. Meghji co-founded Loughlin Meghji + Company, a financial and restructuring advisory firm which became one of the leading restructuring boutiques in the U.S. Earlier in his career, Mr. Meghji spent 12 years with Arthur Andersen & Co. in the firm’s London, Toronto and New York offices, reaching the position of Partner in the Global Corporate Finance group. Mr. Meghji is a graduate of the Schulich School of Business, York University, Canada and has taken executive courses at the INSEAD School of Business in France. He has qualified as a U.K. and Canadian Chartered Accountant as well as a U.S. Certified Turnaround Professional.

We believe Mr. Meghji is qualified to serve as a member of the Board because of his extensive restructuring, financial and operational expertise. Through his experience serving as an executive officer and advising companies undergoing significant strategic and financial transformations, he has developed valuable knowledge pertaining to public company transformations and capital markets transactions.

Except as set forth above, Mr. Meghji does not currently hold, and has not within the past five years held, any position or office with the Company.

Name and Age	Principal Occupation or Employment and Public Company Directorships, in each case During the Last Five Years	Business Address
Mitchell Schear (65)

Mitchell Schear is a real estate executive and the Founder of Ten Square (founded in January 2017), an advisory and investment firm that connects venture capital funds with startups. Over the past four decades, Mr. Schear has led private and public real estate companies where he developed and enhanced buildings and environments, envisioning and delivering the vibrant neighborhoods we celebrate today across the Washington, D.C. region. From 2019 until 2023, he was an Executive Partner at Camber Creek, the longest standing venture capital firm with a focus on real estate technology.

As a result of his expansive experience in both real estate and PropTech, Mr. Schear’s industry relationships are both deep and broad. Through Camber Creek, his exposure to new companies and technologies only deepened as he and his partners thoroughly vetted over 1,000 companies annually. Additionally, for several years, Schear has been actively advising and investing in start-ups and venture capital funds that are working together to disrupt traditional real estate paradigms. His investment partners and advisees have included Convene, Revolution, Placemakr, BILT Rewards, Nimbus, Highland Capital, Fifth Wall, and MetaProp, among others.

Mr. Schear is currently a member of the Facilities Committee of the Board of Regents of the Smithsonian Institution, a museum and research group (since 2021). He also is a member of the Real Estate Advisory Board of John Hopkins Carey Business School. From 2017 to 2020, Mr. Schear served on the Board of Trustees of JBG Smith (NYSE: JBGS), a real estate investment trust. From 2010 to 2020, Mr. Schear served as board Chair and board member of Higher Achievement, a nonprofit organization.

We believe Mr. Schear is qualified to serve as a member of the Board because he has over 40 years of real estate leadership, technology, innovation, placemaking and development experience.

Mr. Schear does not currently hold, and has not within the past five years held, any position or office with the Company.

215 E 19th Street, New York, New York 10003
Nadir Settles (43)

Nadir Settles is currently the global head of Impact Investing at Nuveen Real Estate, a global real estate investment manager. He oversees all transactional and asset management activity for the impact housing portfolio as well as sector staffing-levels, focused investment initiatives, performance, annual operating plan/budgets, and affordable housing services/outreach.

Mr. Settles also serves as a principal spokesperson for Nuveen’s real estate Impact sector to the greater community, including, but not limited to, federal, state, and city local officials, state housing finance agencies, policymakers, advocates, affordable housing and social justice organizations, lenders, etc. He also serves as Head of Investments for the New York MSA for opportunistic value add investments. Additionally, Mr. Settles has served on the Board of Governors for the Real Estate Board of New York since 2019 and the Citizens Housing and Planning Council since January 2024. Mr. Settles holds his Bachelor’s in Business Administration from St. John’s University, an M.B.A. from Villanova School of Business and an M.S. in Real Estate Finance from New York University.

733 Arbor Road, Paramus, New Jersey 07652

Name and Age	Principal Occupation or Employment and Public Company Directorships, in each case During the Last Five Years	Business Address

We believe Mr. Settles is qualified to serve as a member of the Board because of his significant experience in investments, operations, innovation, business and product development, and community services.

Mr. Settles does not currently hold, and has not within the past five years held, any position or office with the Company.

Gerald L. Storch (67)

Gerald (Jerry) L. Storch is currently CEO of Storch Advisors, a consulting firm specializing in retailing. Since 2012, he has served as a board member of Bristol Myers Squibb (NYSE: BMY) a major publicly traded pharmaceutical company where he chairs the Committee on Management Development and Compensation and is a member of the Committee on Directors and Corporate Governance. Since 2013, he has served as board member of Fanatics, Inc. a privately held large e-commerce and sports platform, where he chairs the Audit Committee. He has previously served on the public company boards of Sprint Corporation and SuperValu Inc., where he was non-executive Chairman.

Mr. Storch was CEO of Hudson’s Bay Company, a leading owner and operator of department stores, including Saks Fifth Avenue, Hudson’s Bay Department Stores, and others, from 2015 to 2017. From 2006 to 2013, he was Chairman and CEO of Toys “R” Us. From 1993 to 2005 he was Vice Chairman at Target Corporation. From 1982-1993, he was a Principal at McKinsey & Company. He holds a BS from Harvard College, an MBA from Harvard Business School, and a JD from Harvard Law School.

We believe Mr. Storch is qualified to serve as a member of the Board because he has a wealth of experience in retailing, is an experienced retail CEO, and has extensive public and private company experience. He has been a leader in e-commerce from its inception and has appeared frequently on CNBC, Fox Business, Yahoo Finance, Bloomberg, and others as a retail expert.

Mr. Storch does not currently hold, and has not within the past five years held, any position or office with the Company.

191 Beachside Drive, Orchid, Florida 32963

Name and Age	Principal Occupation or Employment and Public Company Directorships, in each case During the Last Five Years	Business Address
Sharen J. Turney (67)

Sharen Turney is a retail executive with more than 30 years of experience growing world-class brands and launching e-commerce businesses across department, luxury, and specialty concepts for Fortune 500 companies and leading retailers worldwide. Ms. Turney currently acts as an advisor to global retail and technology brands and philanthropic organizations.

Ms. Turney served as the Chief Executive Officer of Russia-based jeans brand Gloria Jeans from 2018 to 2019. She served as President and Chief Executive Officer of Victoria’s Secret, a division of L Brands, Inc., from 2006 to 2016, and as President and Chief Executive Officer of Victoria’s Secret Direct, the brand’s catalogue and e-commerce operation, from 2000 to 2006. Prior to that, Ms. Turney spent 10 years in various executive roles, including President and Chief Executive Officer of Neiman Marcus Direct, the direct marketing division of Neiman Marcus Group.

Ms. Turney has also served as an advisor to several retailers and technology companies. She served on the board of Bread Financial (formerly Alliance Data Systems Corp.), including on its Nominating and Governance Committee and as Chair of its Compensation Committee since June 2019, and on the board of Paycom Software, Inc., (NYSE: PAYC) including on its Compensation Committee and its Nominating and Governance Committee since September 2021.

She previously served on the board of Academy Sports and Outdoors, Inc., (NASDAQ: ASO) including on its Compensation and Nominating and Governance Committees, from 2021 to 2024, on the board of Sweden-based designer sock and underwear brand Happy Socks AB from 2018 to 2019, on the board of M/I Homes, Inc. (NYSE: MHO) from 2011 to 2018, and on the board of FULLBEAUTY Brands from 2016 to 2018.

She earned a Bachelor of Science in Business Education from the University of Oklahoma and is proud to be an inductee into the State of Oklahoma Hall of Fame, the highest honor bestowed upon an Oklahoman. In addition, she is an inductee into the Hall of Fame Business of Education at the University of Oklahoma and received OU’s Award of Distinction.

We believe Ms. Turney is qualified to serve as a member of the Board because of her board, executive leadership, and management experience related to the retail industry. She has valuable experience as both a retailer and vendor serving the retail industry. She has been a frequent media guest and featured speaker with business and educational institutions.

Ms. Turney does not currently hold, and has not within the past five years held, any position or office with the Company.

4800 Park Lane, Dallas, Texas 75220

Name and Age	Principal Occupation or Employment and Public Company Directorships, in each case During the Last Five Years	Business Address
Andrea M. Weiss (68)

Andrea Weiss is the founder and CEO of The O Alliance Consulting, a global consulting firm, specializing in retail transformation and change management. Ms. Weiss currently serves on the board of O’Reilly Automotive Inc. since 2019 (NASDAQ: ORLY), a Fortune 300 automotive retailer, where she serves on the Audit and Human Capital and Compensation Committees. In addition, since 2003, Ms. Weiss, has also served on the board of Premier Investments, LLC (PMV.AX), which is a holding company of multiple fashion brands and retail concepts. From September 2018 to January 2024, she served as a Trustee of RPT Realty, a REIT specializing in shopping centers. From 2003-2023, she also served on the Board of Cracker Barrel Old Country Store, Inc. (NASDAQ: CBRL) until her retirement in November of 2023, where she had served as Chair of the Public Responsibility Committee and on the Audit Committee. From 2019 until September 2023, Ms. Weiss also served on the board of Bed Bath and Beyond Inc., where she was on the Audit Committee. In addition, Ms. Weiss served on the board of GSI Commerce, an early leader in e-commerce, until the sale to eBay in 2011. None of these firms are affiliated with Macy’s.

Prior to her years of board service, Ms. Weiss held C-suite positions in leading retail companies, including Executive Chairwoman of Grupo Cortefiel, Madrid, Spain; Chief Stores Officer, L Brands; President, GUESS Jeans and Executive Vice President, ANN TAYLOR. She holds a Bachelors of Fine Arts, from Virginia Commonwealth University, a Masters of Business Administration from Johns Hopkins University, and has completed the Corporate Director Certificate from Harvard Business School. Ms. Weiss is a National Association of Corporate Directors (NACD) Leadership Fellow, holds the NACD Certification and was named by the organization as a Top 100 Director in 2017.

We believe Ms. Weiss is qualified to serve as a member of the Board because of her more than 35 years of retail industry, including expertise in marketing, consumer behavior, global retail, e-commerce, retail and digital operations, brand development, and her deep experience in board governance. She also brings highly relevant experience in the shopping center sector, which could be valuable to the Company.

Ms. Weiss does not currently hold, and has not within the past five years held, any position or office with the Company.

Sorrento Oaks Farm 27400 State Road 44, Eustis, FL 32736

Name and Age	Principal Occupation or Employment and Public Company Directorships, in each case During the Last Five Years	Business Address
Isaac Zion (53)

Isaac Zion has been a Managing Principal at Acram Group, LLC since January 2021. Acram Group is an entrepreneurial real estate company focused on the acquisition, development and management of mixed-use assets throughout the United States. Mr. Zion previously served as SL Green Realty Corp.'s Co-Chief Investment Officer from 2011 through July of 2020 after having joined the organization in January 2007 as a Managing Director and as co-head of the company's Investments Group. While at SL Green, Mr. Zion led property acquisitions, dispositions, development, financings, and joint ventures along with having overall responsibility and being head of SL Green's suburban division/portfolio. During his time as Co-Chief Investment Officer, he played a significant role in executing public-private partnerships between SL Green Realty Corp, the City of New York and the Metropolitan Transportation Authority, and was the key investment professional responsible for the development of One Vanderbilt.

Previously, Mr. Zion was a Managing Director at Tishman Speyer from 2002 to 2006 and served as a director in Insignia/ESG's (now CBRE) Consulting Group from 1996 to 2001. Mr. Zion holds a Bachelor of Science in management/finance from Binghamton University and an MBA from New York University. Mr. Zion is also a Founding Member of the Center for Real Estate Finance Research at NYU's Stern School of Business, was a member of the 9/11 Memorial Visionary Circle's Leadership, and is a board member of Hailey's Hope Foundation (a charitable organization dedicated to helping families with children in the NICU).

We believe Mr. Zion is qualified to serve as a member of the Board because of his decades of experience in executive management, investments and transactions.

Mr. Zion does not currently hold, and has not within the past five years held, any position or office with the Company.

411 West Putnam Avenue, 1st Floor, Greenwich, CT 06830

According to publicly available information, as of the filing of this Proxy Statement, the Board consists of fourteen directors; however, according to the Company Proxy Statement, two of the Company’s current directors, Francis S. Blake and Jeff Gennette, have not been nominated to stand for reelection at the 2024 Annual Meeting and will retire from the Board immediately upon the conclusion of the 2024 Annual Meeting. This Proxy Statement is soliciting proxies to elect Richard Clark, Richard L. Markee, Mohsin Y. Meghji, Mitchell Schear, Nadir Settles, Gerald L. Storch, Sharen J. Turney, Andrea M. Weiss and Isaac Zion to serve on the Board at the 2024 Annual Meeting.

If elected, the Arkhouse Nominees intend to work actively with the other Board members to discuss the issues and challenges facing the Company and resolve them together. By utilizing their respective experience and working constructively with the other Board members (including non-Arkhouse Nominees), the Arkhouse Nominees believe they can effect positive change at the Company.

You should refer to the Company Proxy Statement which may be accessed without cost on the SEC’s website at https://www.sec.gov, for the names, background, qualifications and other information concerning the Company’s nominees.

If I vote for the Arkhouse Nominees, am I agreeing to a transaction between the Company and Arkhouse?

No.  We are not soliciting proxies for, or asking for your consent to approve, any transaction involving the Company and Arkhouse Management, whether pursuant to the Acquisition Proposal or otherwise, and a vote “FOR” the Arkhouse Nominees is not necessarily a vote to sell the Company to Arkhouse, Brigade or any other person. However, the Arkhouse Parties believe your vote “FOR” the Arkhouse Nominees may be viewed as a signal of support for the Company to seriously consider strategic transactions including a transaction with the Arkhouse Parties. While there can be no assurance that the election of the Arkhouse Nominees will lead to the consummation of any transaction between the Company and Arkhouse or any other transaction, and although the Arkhouse Nominees have not made any commitment to the Arkhouse Parties to do so, the Arkhouse Parties believe that the Arkhouse Nominees, if elected, are more likely than the current members of the Board to advocate in favor of a strategic review process for the Company (the substance of any which such process would need to be determined by the newly-elected Board in consultation with its advisors and has not been discussed between the Arkhouse Parties and the Arkhouse Nominees, but could potentially result in a determination that the Company should be sold, pursuant to an auction process or another means consistent with the Board’s fiduciary duties under Delaware law) and to actively substantively engage with Arkhouse Management and Brigade in respect of the Acquisition Proposal and/or with third parties in respect of one or more other strategic transaction proposals that they may make to the Company from time to time.

Who can vote at the 2024 Annual Meeting?

According to the Company’s Annual Report on Form 10-K filed with the SEC on March 22, 2024, the Common Stock is the Company’s only outstanding class of capital stock. Only stockholders of record as shown on the Company’s books at the close of business on the Record Date are entitled to vote at the 2024 Annual Meeting or any adjournment thereof. Accordingly, stockholders who sell their shares before the Record Date (or acquire them after the Record Date) may not vote such shares. Stockholders of record on the Record Date will retain their voting rights in connection with the 2024 Annual Meeting even if they sell their shares after the Record Date.

Each stockholder is entitled to one vote per share of Common Stock on all matters to be voted on at the 2024 Annual Meeting. Holders of shares of Common Stock are not entitled to cumulative voting rights.

How do proxies work?

The Participants are asking you to appoint Gavriel Kahane, Geoffrey L. Weinberg, Richard Brand and Kiran Kadekar as your proxy holders to vote your shares of Common Stock at the 2024 Annual Meeting. You make this appointment by voting the enclosed BLUE universal proxy card or BLUE voting instruction form or by using one of the voting methods described below. Giving us your proxy means you authorize the proxy holder to vote your shares of Common Stock at the 2024 Annual Meeting, according to the directions you provide. You may vote for all, some, or none of the Arkhouse Nominees, and/or all, some or none of the Company’s nominees, provided that if you mark more than thirteen “FOR” boxes with respect to the election of directors, all of your votes for the election of directors will be deemed invalid. Regardless of whether you are able to attend the 2024 Annual Meeting, you are urged to complete the enclosed BLUE universal proxy card or BLUE voting instruction form and return it in the enclosed self-addressed, prepaid envelope or by instructing us by telephone or via the Internet as to how you would like your shares of Common Stock voted (instructions are on your BLUE universal proxy card or BLUE voting instruction form). All valid proxies received prior to the meeting will be voted. Except as otherwise provided in this Proxy Statement, if you specify a choice with respect to any item by marking the appropriate box on the proxy, the shares of Common Stock will be voted in accordance with that specification.

IF YOU RETURN A VALID BLUE universal proxy card or BLUE voting instruction form AND DO NOT MARK A VOTE WITH RESPECT TO ANY OF THE NOMINEES ON PROPOSAL 1, THE SHARES OF COMMON STOCK REPRESENTED THEREBY WILL BE VOTED “FOR” the election of each of the nine Arkhouse Nominees, “WITHHOLD” on THE ELECTION OF THE Opposed Company Nominees (i.e., [•], [•], [•], [•], [•], [•], [•], [•], and [•]), and “WITHHOLD” on the ELECTION OF THE Other Company Nominees (I.E., [•], [•], [•], and [•]).

IF YOU RETURN A VALID BLUE universal proxy card or BLUE voting instruction form AND DO NOT MARK A VOTE WITH RESPECT TO proposal 2, 3 AND/OR 4, THE SHARES OF COMMON STOCK REPRESENTED THEREBY WILL BE VOTED (IN EACH CASE TO THE EXTENT YOU DID NOT MARK A VOTE WITH RESPECT TO SUCH PROPOSAL) “FOR” the AUDITOR PROPOSAL; “AGAINST” the “say on pay” proposal; “AGAINST” THE COMPENSATION PLAN PROPOSAL, AND “FOR” the BY-LAW REPEAL PROPOSAL. ADDITIONALLY, YOU SHARES WILL BE VOTED IN THE PROXY HOLDER’S DISCRETION AS TO OTHER MATTERS THAT THE PARTICIPANTS DO NOT KNOW, A REASONABLE TIME BEFORE THE SOLICITATION, ARE TO BE PRESENTED AT THE 2024 Annual MEETING.

IMPORTANTLY, IF YOU MARK MORE THAN THIRTEEN “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID. IF YOU MARK FEWER THAN THIRTEEN “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, YOUR SHARES WILL ONLY BE VOTED “FOR” THE NOMINEES YOU HAVE SO MARKED.

In the event that the Arkhouse Parties withdraw the nomination of the Arkhouse Nominees or abandon their solicitation, any votes cast in favor of the Arkhouse Nominees will be disregarded and not be counted, whether such vote is provided on the Company’s universal proxy card or our BLUE universal proxy card or BLUE voting instruction form.

With respect to votes cast in favor of the Company’s nominees or on matters other than the election of directors, in the event that we withdraw our nomination of the Arkhouse Nominees or abandon their solicitation, we will still submit such votes to the independent inspector.

Except as set forth in this Proxy Statement, we do not know of any other matters to be presented for approval by the stockholders at the 2024 Annual Meeting. Unless you indicate otherwise on the BLUE universal proxy card or BLUE voting instruction form, you also authorize your proxy holders to vote your shares of Common Stock in their discretion on any matters not known by us at the time this Proxy Statement was printed and that, under the By-Laws, may be properly presented for action by the stockholders at the 2024 Annual Meeting.

What is the quorum requirement for the 2024 Annual Meeting?

In order to carry on the business of the 2024 Annual Meeting, there must be a quorum. This means the holders of record of at least of a majority of the shares of Common Stock issued and outstanding and entitled to vote at the 2024 Annual Meeting must be present in person or represented by proxy.  Abstentions and votes withheld will be counted as present and entitled to vote for purposes of determining the presence of a quorum at the 2024 Annual Meeting, but will not be counted as votes cast. As described below under the Q&A “What is a broker non-vote?”, there will not be any “broker non-votes” at the 2024 Annual Meeting.

What is the effect of an abstain vote or the withholding of a vote?

For the election of directors, stockholders may vote “FOR” a nominee, or “WITHHOLD” their vote with respect to a nominee. A properly executed proxy marked to “WITHHOLD” a vote with respect to the election of any or all nominees will be counted for purposes of determining whether there is a quorum, but will not be considered to have been voted for or against such nominee. Therefore, a proxy marked “WITHHOLD” with respect to a specific nominee will result in such nominee receiving fewer “FOR” votes for purposes of determining the nominees receiving the most votes.

With regard to all other proposals, a stockholder may vote “FOR”, “AGAINST”, or to “ABSTAIN”. If a stockholder abstains from voting as to any matter, then the shares of Common Stock held by such stockholder shall be deemed present at the meeting for purposes of determining a quorum and for purposes of calculating the vote with respect to such matter, but shall otherwise not be deemed to have been voted on such matter.

What is a broker non-vote?

A “broker non-vote” occurs when a bank, brokerage firm, dealer, trust company or other nominee who holds shares of Common Stock for a beneficial owner withholds its vote on a particular proposal with respect to which it does not have discretionary voting power or instructions from the beneficial owner. Ordinarily, if you are a beneficial owner of shares of Common Stock and the organization holding your account does not receive instructions from you as to how to vote those shares, under the rules of various national and regional securities exchanges, that organization may exercise discretionary authority to vote on “routine” proposals but may not vote on “non-routine” proposals. Because this is a contested proxy solicitation, none of the proposals are considered routine. As a result, there will not be any broker non-votes. If you hold shares of Common Stock through a bank, brokerage firm, dealer, trust company or other nominee and do not submit any voting instructions to such bank, brokerage firm, dealer, trust company or other nominee with respect your shares of Common Stock, your shares will not be counted in determining the outcome of any of the proposals at the 2024 Annual Meeting, nor will your shares be counted for purposes of determining whether a quorum exists. If you submit voting instructions for one proposal but not for another, your shares will be counted as present for purposes of determining whether a quorum exists, but will not be voted with respect to the proposal for which you did not provide instructions. If the item for which you did not provide broker instructions requires approval of the majority of shares present, your failure to provide voting instructions will have effect of an “AGAINST” vote with respect to that item.

What vote is required to elect the Nominees?

According to the By-Laws, in contested elections such as this one, where the number of nominees exceeds the number of directors to be elected, directors shall be elected by a plurality of the votes cast by the holders of stock present or represented by proxy at the 2024 Annual Meeting and entitled to vote on the nominees’ election (meaning, assuming that the Board remains the same size as it is currently, those thirteen nominees receiving the greatest number of votes cast “FOR” shall be elected). Importantly, if you mark more than thirteen “FOR” boxes with respect to the election of directors, all of your votes for the election of directors will be deemed invalid.

Stockholders do not have the right to cumulate their votes in the election of directors. Votes withheld and broker non-votes are not votes cast and will result in the applicable nominees receiving fewer “FOR” votes for purposes of determining the nominees receiving the most votes. A properly executed proxy marked to “WITHHOLD” a vote with respect to the election of any nominee will be counted for purposes of determining whether there is a quorum, but will not be considered to have been voted for or against such nominee. Therefore, a proxy marked “WITHHOLD” with respect to a specific nominee will result in such nominee receiving fewer “FOR” votes for purposes of determining the nominees receiving the most votes.

How many shares of Common Stock must be voted in favor of the By-Law Repeal Proposal?

The repeal of each provision of, and each amendment to, the By-Laws adopted by the Board without the approval of the stockholders of the Company subsequent to October 28, 2022 will require the affirmative vote of the holders of a majority of the stock present in person or represented by proxy at the 2024 Annual Meeting and entitled to vote on the subject matter and which has actually been voted. You may vote “FOR”, “AGAINST”, or to “ABSTAIN” on the By-Law Repeal Proposal. Abstentions will be counted as present and entitled to vote for purposes of determining the presence of a quorum at the 2024 Annual Meeting, but will not be counted as votes cast and therefore will have no effect on the result of the vote.

What is the voting standard with respect to the other proposals described in this Proxy Statement?

Assuming there is a quorum at the 2024 Annual Meeting, the approval of the Auditor Proposal, the “Say on Pay” Proposal, the Compensation Plan Proposal and the By-Law Repeal Proposal will require a majority of votes cast. Abstentions will be counted as present and entitled to vote for purposes of determining the presence of a quorum at the 2024 Annual Meeting, but will not be counted as votes cast and therefore will have no effect on the result of the vote.

If other matters are properly brought before the 2024 Annual Meeting, the vote required will be determined in accordance with applicable law, the listing standards and rules of the New York Stock Exchange, the Company’s Amended and Restated Certificate of Incorporation (the “Charter”) and the By-Laws, as applicable.

What should I do in order to vote for the Arkhouse Proposals?

If your shares of Common Stock are held of record in your own name, please authorize a proxy to vote by marking, signing, dating and returning the enclosed BLUE universal proxy card in the postage-paid envelope provided or by instructing us by telephone or via the Internet as to how you would like your shares of Common Stock voted (instructions are on your BLUE universal proxy card).

If you hold your shares of Common Stock in “street name” with a bank, brokerage firm, dealer, trust company or other institution or nominee, only they can exercise your right to vote with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, brokerage firm, dealer, trust company or other institution or nominee to ensure that a BLUE universal proxy card or a BLUE voting instruction form is submitted on your behalf. Please follow the instructions to authorize a proxy to vote provided on the enclosed BLUE voting instruction form. If your bank, brokerage firm, dealer, trust company or other nominee provides for voting instructions to be delivered to them by Internet or telephone, instructions will be included on the enclosed BLUE universal proxy card or BLUE voting instruction form.

YOUR VOTE IS VERY IMPORTANT. If you do not plan to attend the 2024 Annual Meeting, we encourage you to read this Proxy Statement and date, sign and return your completed BLUE universal proxy card or BLUE voting instruction form prior to the 2024 Annual Meeting so that your shares of Common Stock will be represented and voted in accordance with your instructions. Even if you plan to attend the 2024 Annual Meeting, we recommend that you authorize a proxy to vote your shares of Common Stock in advance as described above to ensure that your vote will be counted if you later decide not to attend the 2024 Annual Meeting.

The Arkhouse Parties recommend that I vote “FOR” the election of nine Arkhouse Nominees, but there are thirteen seats on the Board. How should I vote with respect to the Company nominees?

You will have the ability to vote for any combination (up to thirteen total) of the Arkhouse Nominees and the Company’s nominees. We recommend that you vote “WITHHOLD” on the election of the Opposed Company Nominees, and we make no recommendation with respect to the election of the Other Company Nominees. However, we believe the best opportunity to elect the Arkhouse Nominees is to vote “FOR” all of the Arkhouse Nominees, and “WITHHOLD” on, or not vote “for”, any Company nominee – including any Other Company Nominee – on the BLUE proxy card or BLUE voting instruction form.

How do I revoke a proxy?

Any stockholder has the power to revoke a previously submitted proxy at any time before it is exercised even if you submitted a proxy card or form sent to you by the Company. If you are a registered holder of shares of Common Stock, you may revoke a previously submitted proxy by:

•	signing, dating and returning the enclosed BLUE universal proxy card or BLUE voting instruction form or any other later-dated proxy in the postage-paid envelope provided;

•	Submitting evidence of your revocation to the Company’s Corporate Secretary at Macy’s, Inc., 151 West 34th Street, New York, New York 10001;

•	Voting again over the Internet or by telephone prior to 11:59 p.m., Eastern Time, on May 16, 2024; or

•	Logging onto and voting during the virtual 2024 Annual Meeting, which will replace any prior votes.

Please note, however, that only your last-dated proxy will count. Any proxy may be revoked at any time prior to its exercise at the 2024 Annual Meeting as described in this Proxy Statement. Attending the 2024 Annual Meeting alone without taking one of the actions set forth above will not revoke your proxy.

Stockholders who hold their shares of Common Stock in “street name” with a bank, brokerage firm, dealer, trust company or other institution or nominee will need to notify the person responsible for their account to revoke or withdraw previously given instructions. You may also provide your bank, brokerage firm, dealer, trust company or other nominee with new voting instructions. Only your latest dated instructions will count. Unless revoked in the manner set forth above and subject to the foregoing, duly authorized proxies in the form enclosed will be voted at the 2024 Annual Meeting in accordance with your instructions. We request that a copy of any revocation sent to the Company or any revocation notification sent to the person responsible for a bank or brokerage account also be sent to us, at c/o Morrow Sodali LLC, 430 Park Avenue, 14th Floor, New York, NY 10022, so that we may be aware of any revocation of a proxy.

PLEASE DO NOT RETURN ANY universal PROXY CARD YOU MAY RECEIVE FROM THE COMPANY OR OTHERWISE AUTHORIZE A PROXY (other than on the BLUE universal proxy card or BLUE voting instruction form delivered by us to you) TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2024 ANNUAL MEETING, NOT EVEN AS A PROTEST VOTE. IF YOU HAVE ALREADY SENT A PROXY CARD TO THE COMPANY OR OTHERWISE AUTHORIZED A PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2024 Annual MEETING, IT IS NOT TOO LATE TO CHANGE YOUR VOTE. TO REVOKE YOUR PRIOR PROXY AND CHANGE YOUR VOTE, SIMPLY SIGN AND RETURN THE ENCLOSED BLUE universal proxy card or BLUE voting instruction form IN THE POSTAGE-PAID ENVELOPE PROVIDED. ONLY YOUR LATEST DATED PROXY WILL BE COUNTED.

Who is paying for the solicitation?

The expense of soliciting proxies for the 2024 Annual Meeting by the Participants is being borne by the Arkhouse Parties. The Arkhouse Parties expect to seek reimbursement of such solicitation expenses from the Company. In the event that the Arkhouse Parties do seek reimbursement of such expenses, they do not intend to submit the question of such reimbursement to a vote of stockholders of the Company.

Whom should I call if I have any questions about the solicitation?

If you have any questions, or need assistance in voting your shares of Common Stock, please call our proxy solicitor, Morrow Sodali LLC, 430 Park Avenue, 14th Floor, New York, NY 10022. Stockholders may call toll-free at 1 (800) 662-5200, and banks, brokers and other nominees may call collect at (203) 658-9400 or email Macys@info.morrowsodali.com.

YOUR VOTE IS IMPORTANT, NO MATTER HOW FEW SHARES OF COMMON STOCK YOU OWN. THE Arkhouse parties URGE YOU TO SIGN, DATE, AND RETURN THE ENCLOSED BLUE universal proxy card or BLUE voting instruction form TODAY TO VOTE “FOR” EACH OF Richard Clark, Richard L. Markee, Mohsin Y. Meghji, Mitchell Schear, Nadir Settles, Gerald L. Storch, Sharen J. Turney, Andrea M. Weiss and Isaac Zion TO BE ELECTED TO THE BOARD, “WITHHOLD” on the election of the opposed company nominees (i.e., [•], [•], [•], [•], [•], [•], [•], [•], and [•]), “for” the auditor proposal, “AGAINST” THE “SAY ON PAY” PROPOSAL, “AGAINST” THE COMPENSATION PLAN PROPOSAL, AND “FOR” THE BY-LAW REPEAL PROPOSAL.

Important Notice Regarding the Availability of Proxy Materials for the 2024 Annual Meeting:

This Proxy Statement and the accompanying BLUE universal proxy card will be made available to stockholders by mail. The proxy materials, including the Proxy Statement, are also available at no charge at [www. [•]].

PROPOSAL 1
ELECTION OF DIRECTORS

We propose that the stockholders elect each of Richard Clark, Richard L. Markee, Mohsin Y. Meghji, Mitchell Schear, Nadir Settles, Gerald L. Storch, Sharen J. Turney, Andrea M. Weiss and Isaac Zion (i.e., the Arkhouse Nominees) to the Board at the 2024 Annual Meeting. According to publicly available information, as of the filing of this Proxy Statement, the Board consists of fourteen directors; however, according to the Company Proxy Statement, two of the Company’s current directors, Francis S. Blake and Jeff Gennette, have not been nominated to stand for reelection at the 2024 Annual Meeting and will retire from the Board immediately upon the conclusion of the 2024 Annual Meeting. According to the Company Proxy Statement, the Board currently intends to fix the size of the Board at thirteen directors as of the 2024 Annual Meeting. We propose that stockholders withhold their votes with respect to the election of [•], [•], [•], [•], [•] [•], [•], [•], and [•] (i.e., the Opposed Company Nominees). We make no recommendation as to how stockholders should vote with respect to the election of [•], [•], [•], and [•] (i.e., the Other Company Nominees).

The initial term of each Arkhouse Nominee, if elected, would be until the 2025 annual meeting of the Company’s stockholders or until his or her successor is duly elected and qualified in accordance with the Charter and the By-Laws. Each Arkhouse Nominee has executed a written consent to be named in this Proxy Statement and to serve as a director of the Company if so elected. According to the By-Laws, in contested elections such as this one, where the number of nominees exceeds the number of directors to be elected, directors shall be elected by a plurality of the votes cast by the holders of stock present or represented by proxy at the 2024 Annual Meeting and entitled to vote on the nominees’ election (meaning, assuming that the Board remains the same size as it is currently, those thirteen nominees receiving the greatest number of votes cast “FOR” shall be elected).

We believe that the Arkhouse Nominees would be valuable additions to the Board and that they would bring experienced voices, fresh thinking and a greater sense of the need and urgency for the Company to evaluate all opportunities to maximize stockholder value, including a sale of the Company or one or more other strategic transactions. We further believe that the Arkhouse Nominees’ extensive experience, qualifications and skills would add significant value to the Board and that the interests of the Company and its stockholders would be best served by the election of the Arkhouse Nominees to the Board. Under the leadership of the present Board, the Company has been slow to adapt to current trends, and its numerous attempted strategies to revitalize the Company’s business have not been effective. The Company and its stockholders need a strong, capable and open-minded Board that is equipped to evolve and respond to changes in the market and in consumer trends and preferences and to recognize when conducting business as usual on a standalone basis is unlikely to deliver the best result for stockholders. The Arkhouse Nominees are leading experts in their fields and have strong backgrounds in retail, real estate, and the effectuation of strategic transactions.

We are recommending that stockholders “WITHHOLD” on the Opposed Company Nominees  because we believe that they were relatively more responsible than the Other Company Nominees for what we believe is the Company’s repeated failure to appropriately adapt to market forces rendering its structure and strategy obsolete and ineffective in generating value for the stockholders and for the resulting years-long destruction of value and negative total returns that the stockholders have suffered.

We perceive the Other Company Nominees to be relatively less responsible for the foregoing than the Opposed Company Nominees. Accordingly, we have chosen not to oppose the Other Company Nominees, and are making no recommendation with respect to their election to the Board. However, as we believe the best opportunity to elect as many of the Arkhouse Nominees as possible is to vote “FOR” all of the Arkhouse Nominees, and “WITHHOLD” on, or not vote “for”, any Company nominee – including any Other Company Nominee, the Arkhouse Parties intend to vote all of their own shares of Common Stock to “WITHHOLD” on both the Opposed Company Nominees and the Other Company Nominees.

Each of the Corporate Governance Principles and the Standards for Director Independence, which are available on the Company’s website at https://www.macysinc.com/company/company-governance/default.aspx, set forth guidelines to assist the Board in making a determination whether a director is independent from the Company. Though the Arkhouse Parties do not believe it to be a bar to a finding that the Arkhouse Nominee Mohsin Y. Meghji is an “independent director” under the applicable standards, including the Exchange Act, paragraph (a)(1) of Item 407 of Regulation S-K, any applicable rules of New York Stock Exchange, the Company’s Corporate Governance Principles and the Company’s Standards for Director Independence, the Arkhouse Parties note that Mr. Meghji (1) served as a director/manager of Macy’s Propco Holdings, LLC, a Company subsidiary, from May 2020 through July 2021, and in such capacity earned $318,750 in fees in the aggregate, and (2) is the managing partner and CEO of M3 Partners, LP, a corporate advisory firm that specializes in maximizing performance and creating long term value for its clients, and that the Arkhouse Parties have asked M3 Partners, LP to provide diligence support and similar services in connection with the Acquisition Proposal, which such services will be provided in exchange for an hourly fee, which will be deducted from a $2 million retainer.  Further, though the Arkhouse Parties do not believe it to be a bar to a finding that the Arkhouse Nominee Gerald L. Storch is an “independent director” under the applicable standards, including the Exchange Act, paragraph (a)(1) of Item 407 of Regulation S-K, any applicable rules of New York Stock Exchange, the Company’s Corporate Governance Principles and the Company’s Standards for Director Independence, the Arkhouse Parties note that Mr. Storch serves on the Board of Directors of Fanatics, Inc, an affiliate of Hat World, Inc. (dba LIDS Sports Group), which since the beginning of the Company’s last fiscal year may have engaged in transactions with the Company involving an amount that exceeds $120,000. Except as otherwise set forth in this Proxy Statement, the Arkhouse Parties have no knowledge of any facts that would reasonably prevent the determination by the Board that each of the Arkhouse Nominees is independent under the applicable standards, including the Exchange Act, paragraph (a)(1) of Item 407 of Regulation S-K, any applicable rules of New York Stock Exchange, the Company’s Corporate Governance Principles and the Company’s Standards for Director Independence (and including with respect to the heightened independence standards for service on the Audit Committee of the Company).

In addition, each Arkhouse Nominee understands that, if elected as a director of the Company, such Arkhouse Nominee would have an obligation to act in the best interests of the Company and the stockholders in accordance with his or her duties as a director.

If all of the Arkhouse Nominees are elected, they will constitute a majority on the Board; however, the Arkhouse Nominees intend to work actively with the other Board members (including the non-Arkhouse Nominees) to discuss the issues and challenges facing the Company and resolve them together. By utilizing their respective experience and by working constructively with all other Board members, the Arkhouse Nominees believe they can effect positive change at the Company.

If the Arkhouse Parties are successful in electing at least seven (7) of the Arkhouse Nominees at the 2024 Annual Meeting, then a “change of control” of the Company may be deemed to have occurred for purposes of certain agreements of the Company and/or its subsidiaries.  Based on a review of certain of the Company’s publicly available documents, the election of seven (7) or more Arkhouse Nominees could potentially trigger change of control provisions under certain of the Company’s publicly filed agreements and debt instruments, including, without limitation, the Amended and Restated Credit Card Program Agreement dated November 10, 2014, the Credit Agreement dated as of May 9, 2019 (as amended), the Credit Agreement dated as of June 8, 2020 (as amended) and  certain senior notes (in some cases if coupled with the satisfaction of additional conditions such as a ratings downgrade), and certain compensation and benefit plans, including, without limitation, the Senior Executive Incentive Compensation Plan, the Deferred Compensation Plan, the Change in Control Plan, the 2009 Omnibus Incentive Compensation Plan, the 2018 Equity and Incentive Compensation Plan and the 2021 Equity and Incentive Compensation Plan.  As such, upon a change of control, unless the Company approves or nominates the Arkhouse Nominees or otherwise validly causes such change of control provisions not to apply, the Company may become obligated to repurchase its senior notes and/or to make substantial payments to its lenders, other counterparties and/or certain of its employees and directors. The Company Proxy Statement contains additional information regarding certain of these provisions. It is also possible that there are similar change of control provisions in contracts of the Company and its subsidiaries that have not been made publicly available.  However, the Arkhouse Parties believe that even if it should be determined that electing at least seven (7) of the Arkhouse Nominees would result in a “change in control” under such instruments, any potential effects from such a change in control would be outweighed by the benefits from an improved Board that includes the Arkhouse Nominees.  Stockholders are urged to conduct their own analyses of the effect of the election of the Arkhouse Nominees on the Company’s contracts and form their own opinions.

We do not expect that any Arkhouse Nominee will be unable to stand for election. If any Arkhouse Nominee is unable to serve or for good cause will not serve, we may seek to replace such Arkhouse Nominee with a substitute nominee to the extent substitution is permissible under applicable law and the Company’s organizational documents.

To the extent permissible under applicable law and the Company’s organizational documents, Arkhouse Value Fund I reserves the right to further nominate, substitute or add additional persons, or subtract or remove persons, as nominees for election to the Board, including without limitation in the event that (a) the Company purports to increase or decrease the number of directorships, (b) the Company makes or announces any changes to the By-Laws or takes or announces any other action that purports to have, or if consummated would purport to have, the effect of disqualifying any of the Arkhouse Nominees or any additional or substitute nominee nominated pursuant to the foregoing and/or (c) any Arkhouse Nominee is unable to serve or for good cause will not serve as a director. In the case of any of the foregoing, Arkhouse Value Fund I will give prompt written notice to the Company if it chooses to nominate any such additional or substitute nominees and the Arkhouse Parties will disclose to stockholders the relevant information (including the identity of any such person, whether they have consented to being named in any proxy statement for the 2024 Annual Meeting and the information required by Items 5(b) and 7 of Schedule 14A with respect to such person). There can be no assurance that the Company will not assert that any additional or substitute nominations made pursuant to such reservation must separately comply with any advance notification requirements provided in the By-Laws. We further reserve the right to (a) withdraw any Arkhouse Nominees and/or (b) nominate fewer than all of the Arkhouse Nominees listed herein, though as of the date of the filing of this Proxy Statement, we are not aware of a circumstance that would require us to do so. The Arkhouse Parties have no reason to believe that any Arkhouse Nominee will be unable to serve or for good cause will not serve as a director.

If we are permitted to substitute a nominee or propose an additional nominee, we will file and deliver supplemental proxy materials, including a revised proxy card, disclosing the information relating to any substitute nominee or additional nominee that is required to be disclosed in solicitations for proxies for election of directors pursuant to Section 14 of the Exchange Act. Only in such case will the shares of Common Stock represented by the enclosed BLUE universal proxy card or BLUE voting instruction form be voted for substitute nominees or additional nominees. We further reserve the right to (i) withdraw any or all of the Arkhouse Nominees and/or (ii) nominate fewer than all of the Arkhouse Nominees listed herein.

The Participants have previously provided the required notice to the Company pursuant to the universal proxy rules, including Rule 14a-19(a)(1) under the Exchange Act. The Participants intend to solicit the holders of shares representing at least 67% of the voting power of the Company’s shares of stock entitled to vote on the election of directors in support of the Arkhouse Nominees and the Arkhouse Proposals.

Information Regarding the Arkhouse Nominees

Information pertaining to the Arkhouse Nominees, including the name, age, present principal occupation, business address, and business experience for the past five years and certain other information, is set forth in the question and answer section of the proxy statement under the section entitled “Who are the Arkhouse Nominees?”, which the Participants urge you to read. This information has been furnished to us by the Arkhouse Nominees. Other than as disclosed in this Proxy Statement, including under the section directly below entitled “Arrangements between the Arkhouse Nominees and the Other Participants”, there is no arrangement or understanding between any of the Nominees and any other person(s) pursuant to which any such Arkhouse Nominee was or is to be selected as a director or nominee of the Company.

You should refer to the Company Proxy Statement, which may be accessed without cost on the SEC’s website at https://www.sec.gov, for the names, background, qualifications and other information concerning the Company’s nominees.

Arrangements between the Arkhouse Nominees and the Other Participants

Each Arkhouse Nominee, in consideration of such Arkhouse Nominee’s agreement to be a member of the slate of our nominees for election to the Board (the “Slate”), has entered into an Engagement and Indemnification Agreement with Arkhouse (collectively, the “Engagement and Indemnification Agreements”), pursuant to which such Arkhouse Nominee has agreed to, among other things, be a nominee of Arkhouse for election to the Board at the 2024 Annual Meeting and not withdraw from such nomination prior to the 2024 Annual Meeting, be named as such in Arkhouse’s solicitation materials, serve as a director if elected or appointed to the Board, and coordinate with Arkhouse with respect to the Arkhouse Nominee’s public disclosures regarding the solicitation. Pursuant to their respective Engagement and Indemnification Agreements, each Arkhouse Nominee is entitled to receive (x) a $25,000 payment within five (5) business days after the earliest to occur of (A) Arkhouse proposing such Arkhouse Nominee’s name to the Company in writing as a candidate for election or appointment to the Board and (B) Arkhouse publicly proposing such Arkhouse Nominee’s name in writing as a candidate for election or appointment to the Board, and (y) if such Arkhouse Nominee serves on the Slate and does not withdraw, $25,000 solely upon the earlier to occur of (i) such Arkhouse Nominee’s election to the Board by the Company’s stockholders, (ii) such Arkhouse Nominee’s appointment to the Board pursuant to an agreement between the Company and Arkhouse, (iii) such Arkhouse Nominee not being elected as a director of the Company following the conclusion of the solicitation in which Arkhouse nominated (and did not withdraw) Arkhouse Nominee for election to the Board, or (iv) Arkhouse’s decision to withdraw such Arkhouse Nominee’s nomination subsequent to Arkhouse’s submission of a nomination notice to the Company nominating such Arkhouse Nominee as a member of the Slate.2 Pursuant to each such Arkhouse Nominee’s Engagement and Indemnification Agreement, Arkhouse has agreed to indemnify such Arkhouse Nominee against certain losses suffered, incurred or sustained by such Arkhouse Nominee in connection with the solicitation of proxies in support of such Arkhouse Nominee’s election as a director of the Company or such Arkhouse Nominee being a member of the Slate. Arkhouse has further agreed in the Engagement and Indemnification Agreements to reimburse each Arkhouse Nominee for certain reasonable, documented, out-of-pocket expenses incurred with Arkhouse’s consent in connection with their being a member of the Slate, including, without limitation, travel expenses, and, in certain circumstances, legal fees.

In addition, each Arkhouse Nominee has executed a written consent agreeing to be named in the Company’s proxy materials and to serve as a director of the Company if so elected.

Mr. Meghji is the managing partner and CEO of M3 Partners, LP, a corporate advisory firm that specializes in maximizing performance and creating long term value for its clients.  The Arkhouse Parties note that they have asked M3 Partners, LP to provide diligence support and similar services in connection with the Acquisition Proposal.  Such services will be provided in exchange for an hourly fee, which will be deducted from a $2 million retainer.  Such engagement could potentially constitute an interest of Mr. Meghji in the Acquisition Proposal (and therefore also in the nomination of the other Arkhouse Nominees and in the By-Law Repeal Proposal described in this Proxy Statement).

Other than the foregoing, there are no arrangements or understandings between or among any of the Participants in this solicitation or any other person or persons pursuant to which the nomination of the Arkhouse Nominees described herein is to be made.

Compensation of the Company’s Directors

Except as otherwise described herein (including in respect of the Engagement and Indemnification Agreements), if elected to the Board, the Arkhouse Nominees will not receive any compensation from Arkhouse or the other Participants to serve as directors. We expect, however, that they will receive whatever compensation the Board has established for non-employee directors of the Company unless and until the Board determines to change such compensation.

According to the Company Proxy Statement, non-employee directors of the Company were entitled to receive the following compensation in fiscal year 2023:

Board Retainer	$90,000 annually
Audit Committee Chair Retainer	$30,000 annually
Other Committee Chair Retainer	$25,000 annually
Committee (non-chair) Member Retainer	$10,000 annually
Lead Independent Director Retainer	$30,000 annually
Equity Grant	Annual award of restricted stock units with a value of $160,000
Matching Philanthropic Gift	Up to $500 annually

2 The Engagement and Indemnification Agreement with each of Arkhouse Nominee Mitchell Schear and Arkhouse Nominee Richard Clark also provides for a payment to Mr. Schear or Mr. Clark, as applicable, if such Arkhouse Nominee serves on the Slate and does not withdraw, of $25,000 upon termination of the solicitation by Arkhouse.

Also, according to the Company Proxy Statement:

•	A Non-Employee Director may elect to defer all or a portion of his or her cash compensation into either stock credits or cash credits under the Director Deferred Compensation Plan. Those amounts are not paid until Board service ends. Stock credits are calculated monthly and shares of Common Stock associated with the stock credits are transferred quarterly to a rabbi trust for the benefit of the participating Non-Employee Director. Dividend equivalents on amounts deferred as stock credits are “reinvested” in additional stock credits. Compensation deferred as cash credits earns interest at an annual rate equal to the yield (percent per annum) on 30-Year Treasury Bonds as of December 31 of the prior plan year.

•	On the date of the 2023 annual meeting, Non-Employee Directors elected at the annual meeting received a grant of time-based restricted stock units (RSUs) with a market value of approximately $160,000. With respect to Non-Employee Directors elected after the annual meeting date, the Company’s practice has been to grant RSUs valued at 50% of the annual grant if the Non-employee Director is elected within six months after the annual meeting. The RSUs generally vest at the earlier of 1) the first anniversary of the grant or 2) the next annual meeting of stockholders. Upon vesting, receipt of shares in payment of the RSUs is automatically deferred as stock credits under the Director Deferred Compensation Plan. The stock credits are paid in shares of Macy’s common stock six months after the Non- Employee Director’s Board service ends.

•	Non-Employee Directors and retired Non-Employee Directors may participate in the Company’s philanthropic matching gift program on the same terms as all regular employees. The Company matches up to a total of $500 of gifts made by the Non-Employee Director to qualifying charities in any calendar year.

•	Each Non-Employee Director and his or her spouse and eligible dependents receive the same merchandise discount on merchandise purchased at the Company’s stores that is available to all regular employees. This benefit remains available to them following retirement from the Board.

The Participants also believe that the Company maintains, at its expense, a policy of insurance which insures its directors and officers. The Charter further provides that, to the full extent permitted by the Delaware General Corporation Law or any other applicable law currently or hereafter in effect, no director of the Company will be personally liable to the Company or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a Director of the Company.  The Charter also provides (as further stated and qualified as set forth therein) for indemnification of directors, officers, employees and agents by the Company to the full extent permitted by the Delaware General Corporation Law or any other applicable law as currently or hereafter in effect. Further, the By-Laws also provide (as further stated and qualified as set forth therein) that the Company will to the fullest extent permitted by applicable law indemnify any person who is or was involved in any manner or is threatened to be made so involved in any threatened, pending, or completed investigation, claim, action, suit, or proceeding by reason of the fact that such person is or was or had agreed to become a director, officer, employee, or agent of the Company. The Participants expect that the Arkhouse Nominees, if elected, will be exculpated and indemnified in connection with their service as directors of the Company to the same extent exculpation and indemnification is provided to the current directors of the Company under the Charter and By-Laws and be covered by the policy of insurance which insures the Company’s directors and officers.

Except as otherwise provided in this Proxy Statement, none of the Arkhouse Nominees or any of their respective associates has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation, from, or in respect of, services rendered on behalf of the Company that is required to be disclosed under, or is subject to any arrangement described in Item 402 of Regulation S-K promulgated under the Exchange Act (“Regulation S-K”).

Mr. Meghji served as a director/manager of Macy’s Propco Holdings, LLC, a Company subsidiary, from May 2020 through July 2021, and in such capacity earned $318,750 in fees in the aggregate. Other than the foregoing, no Arkhouse Nominee has any position or office with the Company, and no occupation or employment with which the Arkhouse Nominees have been involved, during the past five years, was carried on with the Company or any company or organization that is a parent, subsidiary or other affiliate of the Company, and no Arkhouse Nominee has ever served on the Board.

Interests of the Arkhouse Nominees

Each of the Arkhouse Nominees may be deemed to have an interest in his or her nomination for election to the Board by virtue of (i) any payments or other rights that such Arkhouse Nominee has or may receive under his or her respective Engagement and Indemnification Agreement; please see a section of this Proxy Statement entitled Arrangements between the Arkhouse Nominees and the Other Participants above, and (ii) any compensation or other rights that each of the Arkhouse Nominees may receive from the Company as a director if elected to the Board; please see a section of this Proxy Statement entitled Compensation of the Company’s Directors directly above, and the Company Proxy Statement, which may be accessed without cost on the SEC’s website at https://www.sec.gov, for disclosures with respect to director compensation.

Mr. Meghji may further be deemed to have an interest in the nomination of each of the Arkhouse Nominees and in the By-Law Repeal Proposal because the Arkhouse Parties have asked M3 Partners, LP (of which Mr. Meghji is the managing partner and CEO) to provide diligence support and similar services in connection with the Acquisition Proposal in exchange for an hourly fee (which will be deducted from a $2 million retainer), since it is possible that the election of one or more of the Arkhouse Nominees could potentially increase the likelihood that the Company actively pursues the Acquisition Proposal.

Other than as set forth in this section of the Proxy Statement or in Annex A, none of the persons listed on Annex A of this Proxy Statement, including any Arkhouse Nominee, or any associate of the foregoing persons, has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the 2024 Annual Meeting.

The information herein regarding each Arkhouse Nominee has been furnished to us by such Arkhouse Nominee.

THE arkhouse parties Strongly Urge YOU to VOTE “FOR” EACH OF Richard Clark, Richard L. Markee, Mohsin Y. Meghji, Mitchell Schear, Nadir Settles, Gerald L. Storch, Sharen J. Turney, Andrea M. Weiss and Isaac Zion TO BE ELECTED TO THE BOARD, AND “WITHHOLD” ON THE ELECTION OF THE OPPOSED COMPANY NOMINEES. THE ARKHOUSE PARTIES MAKE NO RECOMMENDATION WITH RESPECT TO THE ELECTION OF THE other COMPANY NOMINEES. THE ARKHOUSE PARTIES INTEND TO VOTE ALL OF THEIR RESPECTIVE SHARES OF COMMON STOCK HELD AS OF THE RECORD DATE “FOR” THE ELECTION OF THE NINE ARKHOUSE NOMINEES, “WITHHOLD” ON THE ELECTION OF THE NINE OPPOSED COMPANY NOMINEES, AND “WITHHOLD” ON THE ELECTION OF THE FOUR other COMPANY NOMINEES.

PROPOSAL 2
AUDITOR PROPOSAL

According to the Company Proxy Statement, the Company’s Audit Committee has asked the Board to submit to stockholders a proposal to ratify the appointment of KPMG LLP as the Company’s independent registered public accounting firm for the fiscal year ending February 1, 2025.

According to the Company Proxy Statement, representatives of KPMG LLP are expected to be present at the 2024 Annual Meeting, will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

According to the Company Proxy Statement, a majority of votes cast is the voting standard for approval of the Auditor Proposal. Additional information regarding the Auditor Proposal is contained in the Company Proxy Statement.

THE ARKHOUSE PARTIES RECOMMEND THAT YOU VOTE “FOR” THE AUDITOR PROPOSAL.

THE ARKHOUSE PARTIES INTEND TO VOTE THEIR COMMON STOCK “FOR” THE AUDITOR PROPOSAL.

PROPOSAL 3

“SAY ON PAY” PROPOSAL

According to the Company Proxy Statement, stockholders are being asked to approve, on an advisory basis, the compensation of the Company’s named executive officers (the Named Executive Officers or NEOs), as disclosed in the Compensation Discussion and Analysis section, the executive compensation tables and related material included in the Company Proxy Statement.

Stockholders are being asked to vote on the following resolution:

“RESOLVED, that the shareholders of Macy’s, Inc. approve the compensation of the Company’s named executive officers as disclosed in the proxy statement for the Company’s 2023 annual meeting of shareholders pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis and the 2023 Summary Compensation Table and related compensation tables and narrative discussion.”

According to the Company Proxy Statement, a majority of votes cast is the voting standard for approval of the “Say on Pay” Proposal.

According to the Company Proxy Statement:

•	The 2023 annual incentive plan metrics were weighted 80% on the financial goals of Adjusted EBITDA and total revenue (weighted 40% each) and 20% on a Culture Index.

•	For its 2023 long-term incentive plan grants, the Company continued to use performance-based restricted stock units (performance-based RSUs) and time-based restricted stock units (time-based RSUs) with a mix of 50% each for all NEOs. The 2023 performance based RSUs had two equally weighted metrics: relative total shareholder return and 2023 Adjusted EBITDA margin.

For several reasons, including the following, the Arkhouse Parties believe that the Board has failed to align the compensation of the Company’s executives with the Company’s financial and operational performance and the stockholders’ interests:

1.	The weighting of the respective performance goals under the annual incentive plan failed to provide the proper incentive balance in respect of the Company’s 2023 business environment. The 40% weight on total revenue was too high as was the 20% weight on the Culture Index, whereas the 40% weight on Adjusted EBITDA should have been higher and should have excluded gains on real estate sales.

2.	The long-term incentive plan grant mix should have consisted of more PRSUs and fewer time-based RSUs to ensure that the NEOs remained acutely focused on Company performance.

3.	The use of a one-year metric (2023 EBITDA margin) under a purported “long-term” incentive plan (notwithstanding service-based vesting over three years) fails to align NEO performance incentives with the long-term interests of stockholders. The justification advanced in the Company Proxy Statement—uncertainty in the macro environment and the volatility of the retail industry—does not warrant reliance on short-term performance metrics as a key component of a long-term incentive program.

4.	The Company stopped using return on invested capital in its long-term incentive plan in 2020. We think that return on invested capital over a three-year period is a comprehensive and superior metric to EBITDA margin, and that it should have a 50% weight in the long-term incentive plan in future years.

ACCORDINGLY, THE ARKHOUSE PARTIES RECOMMEND THAT YOU VOTE “AGAINST” THE “SAY ON PAY” PROPOSAL.

THE ARKHOUSE PARTIES INTEND TO VOTE THEIR COMMON STOCK “AGAINST” THE “SAY ON PAY” PROPOSAL.

PROPOSAL 4
Compensation Plan Proposal

According to the Company Proxy Statement, stockholders are being asked to approve the 2024 Plan. According to the Company Proxy Statement, stockholder approval of the 2024 Plan would constitute approval of up to 26,080,000 shares of Common Stock available for awards under the 2024 Plan, with such amount subject to adjustment, including under the share counting provisions of the 2024 Plan. If the 2024 Plan is approved by shareholders at the 2024 Annual Meeting, it would be effective as of the day of the 2024 Annual Meeting, and no further grants will be made on or after such date under the Company’s 2021 Equity and Incentive Compensation Plan (the “2021 Plan”). If the 2024 Plan is not approved by shareholders, no awards will be made under the 2024 Plan, and the 2021 Plan will remain in effect. Additional information regarding the Compensation Plan Proposal is contained in the Company Proxy Statement.

According to the Company Proxy Statement, a majority of votes cast is the voting standard for approval of the Compensation Plan Proposal.

According to the Company Proxy Statement, as of February 3, 2024, approximately 16.6 million shares of Common Stock remained available for issuance under the 2021 Plan, representing shares for almost three years of additional grants based on the prior three-year historical annual average share usage set out in the Compensation Plan Proposal.

Accordingly, the Arkhouse Parties view such number of remaining available shares as sufficient to provide appropriate management incentives to align employee and director compensation interests with the investment interests of the stockholders for at least the current and following year. Based on the foregoing, and in light of the Arkhouse Parties’ belief that a sale of the Company or one or more other strategic transactions would provide the best opportunity to maximize stockholder value, the Arkhouse Parties believe that additional shares of Company stock should be made subject to a new equity incentive plan only after the Company’s long-term future path becomes clearer and the Company’s stockholders have had an opportunity to voice their views on the appropriate course.

ACCORDINGLY, THE ARKHOUSE PARTIES RECOMMEND THAT YOU VOTE “AGAINST” THE COMPENSATION PLAN PROPOSAL.

THE ARKHOUSE PARTIES INTEND TO VOTE THEIR COMMON STOCK “AGAINST” THE Compensation PLAN PROPOSAL.

Proposal 5

BY-LAW REPEAL PROPOSAL

The stockholders are being asked to adopt the By-Law Repeal Proposal to repeal each provision of, and each other amendment to, the By-Laws adopted by the Board without the approval of the Company’s stockholders after October 28, 2022 (if any), which is the date of the most recent publicly disclosed amendment to the By-Laws. Pursuant to By-Law 38, By-Laws or any of them may be amended in any respect or repealed at any time at any meeting of stockholders, provided that any amendment or supplement proposed to be acted upon at any such meeting has been described or referred to in the notice of such meeting. By-Law 7 provides that when a quorum is present, the affirmative vote of the holders of a majority of the stock present in person or represented by proxy at the 2024 Annual Meeting and entitled to vote on the subject matter and which has actually been voted will be the act of the stockholders. Please see Q&A entitled “What is the quorum requirement for the 2024 Annual Meeting?” for an explanation of quorum requirements.

At the time of submission of this By-Law Repeal Proposal, the Participants are not aware of any specific By-Laws amendments that would be repealed by the adoption of the By-Law Repeal Proposal.

The Arkhouse Parties believe that in order to ensure that the will of the Company’s stockholders with respect to the Arkhouse Proposals is upheld, no effect should be given to any provision of, or other amendment to, the By-Laws unilaterally approved by the Board after the date of the most recent publicly disclosed amendment to the By-Laws. The Company’s stockholders are therefore being asked to adopt a resolution that would repeal any provision of, or other amendment to, the By-Laws that the Board adopted or adopts without the approval of the Company’s stockholders after October 28, 2022 and up to and including the date of the 2024 Annual Meeting, including, without limitation, any amendments the Board adopts or adopted without public disclosure or that the Board adopted or adopts in an effort to impede the effectiveness of the nomination of the Arkhouse Nominees by (among other things) (a) negatively impacting the Arkhouse Parties’ ability to solicit and/or obtain proxies from the Company’s stockholders, (b) contravening the will of the Company’s stockholders expressed in those proxies or (c) modifying the Company’s corporate governance regime.

Accordingly, the Arkhouse Parties urge stockholders to approve the following resolution:

“RESOLVED, that each provision of, and each other amendment to, the By-Laws adopted by the Board without the approval of the stockholders of the Company subsequent to October 28, 2022 and up to and including the date of this meeting of stockholders at which this resolution is being proposed, be, and hereby is, repealed, effective as of the time this resolution is approved by the Company’s stockholders.”

According to the Company Proxy Statement, a majority of votes cast is the voting standard for approval of the By-Law Repeal Proposal.

THE ARKHOUSE PARTIES STRONGLY URGE YOU TO VOTE “FOR” THE BY-LAW REPEAL PROPOSAL.

THE ARKHOUSE PARTIES INTEND TO VOTE THEIR COMMON STOCK “FOR” THE BY-LAW REPEAL PROPOSAL.

OTHER PROPOSALS

Except as set forth in this Proxy Statement, we do not know of any other matters to be presented for approval by the stockholders at the 2024 Annual Meeting. If, however, we learn of any other proposals made at a reasonable time before the 2024 Annual Meeting, we will either supplement this Proxy Statement and provide stockholders with an opportunity to vote by proxy directly on such matters, or will not exercise discretionary authority with respect thereto. If other matters are properly presented thereafter, the persons named as proxies in the enclosed BLUE universal proxy card or BLUE voting instruction form will vote the shares of Common Stock represented thereby in accordance with their discretion pursuant to the authority granted in the proxy.

NO APPRAISAL OR DISSENTER’S RIGHTS

Stockholders will not have rights of appraisal or similar dissenter’s rights with respect to any matters identified in this Proxy Statement to be acted upon at the 2024 Annual Meeting.

SOLICITATION OF PROXIES

The solicitation of proxies for the Arkhouse Nominees will be made by the Arkhouse Parties. However, by virtue of Instruction 3 of Item 4 of Schedule 14A promulgated under the Exchange Act, each of the Participants may be considered participants in the solicitation.

Proxies may be solicited by mail, facsimile, telephone, electronic mail, Internet, in person and by advertisements. All written soliciting materials by the Participants, including any emails or scripts to be used in soliciting proxies, will be filed under the cover of Schedule 14A on the date of first use. Solicitations may also be made by certain of the respective partners, directors, officers, members and employees of the Participants, none of whom will, except as described in Annex A attached hereto or elsewhere in this Proxy Statement, receive additional compensation for such solicitation. The Arkhouse Nominees, in their capacities as such, may make solicitations of proxies but will not receive compensation for acting as Arkhouse Nominees.

Morrow Sodali has been retained to provide solicitation and advisory services in connection with the 2024 Annual Meeting. Pursuant to this engagement, Morrow Sodali will receive aggregate fees not to exceed $375,000 for its services, plus reimbursement of reasonable out-of-pocket expenses. Morrow Sodali may be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.  It is anticipated that Morrow Sodali will employ up to 75 persons to solicit the Company’s stockholders as part of this solicitation.  Morrow Sodali does not believe that any of its directors, officers, employees, affiliates or controlling persons, if any, is a “participant” in this proxy solicitation.

Arrangements will also be made with custodians, nominees and fiduciaries for forwarding proxy solicitation materials to beneficial owners of shares of Common Stock held as of the Record Date. Arkhouse Management will reimburse such custodians, nominees and fiduciaries for reasonable and documented expenses incurred in connection therewith.

The expense of soliciting proxies for the 2024 Annual Meeting incurred by or on the Participants’ behalf is being borne by the Arkhouse Parties. The Arkhouse Parties expect to seek reimbursement of such solicitation expenses from the Company, but do not intend to submit the question of such reimbursement to a vote of security holders of the Company. The Board, which will include nine of the Arkhouse Nominees, if all are elected, would be required to evaluate and consider any requested reimbursement consistent with their fiduciary duties to the Company and the stockholders. We anticipate that the total expenses that Arkhouse Management will incur in furtherance of, or in connection with, the solicitation of proxies for the 2024 Annual Meeting and its efforts in respect of the related Acquisition Proposal will be approximately $10,000,000.  The actual amount could be higher or lower depending on the facts and circumstances arising in connection with any such solicitation and efforts. As of the date hereof, the Arkhouse Parties have incurred approximately $[•] of solicitation expenses.

CERTAIN INFORMATION REGARDING THE PARTICIPANTS

As described herein, the Participants in the proxy solicitation are comprised of the Arkhouse Parties and the Arkhouse Nominees.

One or more Participants is, or was within the past year, party to the contracts, arrangements or understandings with respect to securities of the Company that are set forth below or elsewhere in this Proxy Statement (including in the section of this Proxy Statement entitled in the section entitled “Interests of the Arkhouse Nominees”), in each case as further described below or in such other section of the Proxy Statement.

On October 10, 2023, Arkhouse Management and Brigade entered into a letter agreement (the “Letter Agreement”) pursuant to which, among other things, Arkhouse (on behalf of itself and its affiliates) and Brigade (on behalf of itself and its affiliates) acknowledged their mutual interest in working together to acquire 100% of the outstanding Common Stock. Additionally, among other things, (a) Brigade agreed on behalf of itself and its affiliates, that during the Exclusivity Period3, (i) it will work in good faith with Arkhouse Management with respect to pursuing such acquisition, (ii) it does not and will not, directly or indirectly, beneficially own any shares of Common Stock or any other securities of the Company or derivative securities with respect thereto, other than debt securities of the Company (provided they are not convertible into equity), and (iii) it will not and will not cause or permit its directors, officers, agents or representatives or any other person acting on its behalf to, directly or indirectly, (A) solicit offers, letters of intent, inquiries, proposals or indications of interest or commitments for, or entertain any offer, letter of intent inquiries, proposal or indication of interest of commitment to enter into a transaction similar to, or competing with, the aforementioned acquisition, including, for the avoidance of doubt and without limitation, seeking or providing any financing (whether debt or equity) in connection with a potential acquisition of, or investment in, the Company or its subsidiaries or any of its or its subsidiaries’ assets or (B) without prior consultation with Arkhouse Management, engage in any discussions or negotiations, provide any information to, or enter into any agreement, arrangement or understanding regarding a transaction referred to in clause (A), and (b) Arkhouse Management agreed that, as from the date of the Letter Agreement through the end of the Exclusivity Period, it does not and will not, directly or indirectly, beneficially own in excess of 5% of the shares of Common Stock outstanding. Brigade has also agreed that Brigade will consult with Arkhouse Management with respect to its future acquisition of debt securities (it being understood that Brigade is free to acquire debt securities without the permission of Arkhouse Management) and will provide Arkhouse Management with written notice with respect to its holdings thereof from time to time. Arkhouse Management and Brigade have also agreed to customary agreements with respect to confidentiality and the coordination of public announcements.

The Arkhouse Parties have entered into and may in the future enter into limited partnership agreements, investment management agreements, investment advisory agreements and similar agreements with each other and/or underlying fund investors and separate account clients with respect to the provision by the Arkhouse Parties of investment management and investment advisory services to such persons, which may from time to time include investment management services and/or investment advisory services with respect to Company securities or derivative securities related to the Company.  Such agreements contain customary terms and conditions, including without limitation with respect to the receipt by the Arkhouse Parties of management fees, performance fees, other customary fees and/or expense reimbursement with respect to investments made or recommended by the Arkhouse Parties.  Funds managed by Brigade are limited partners in certain of the Arkhouse Funds.

The Participants may be considered to have a material interest in the By-Law Repeal Proposal to the extent that the adoption of the By-Law Repeal Proposal counteracts any unilateral adoption, amendment or repeal of the By-Laws by the Board that purports to impede the effectiveness of the nomination of the Arkhouse Nominees by (i) negatively impacting the Participants’ ability to solicit and/or obtain proxies from the Company’s stockholders, (ii) contravening the will of the stockholders of the Company expressed in those proxies or (iii) modifying the Company’s corporate governance regime.

3 “Exclusivity Period” is defined in the Letter Agreement as “the period commencing on the date of [the Letter Agreement] through the earliest of (i) such date that the [Arkhouse Parties and the Brigade Parties] have mutually agreed to terminate the Exclusivity Period, (ii) the consummation of [the proposed acquisition] and (iii) the two-year anniversary thereof.”

The Participants could be considered to have a material interest in each of the Arkhouse Proposals to the extent that the election of any of the Arkhouse Nominees, or the adoption of the By-Law Repeal Proposal, would have the effect of facilitating the Acquisition Proposal, which could result in the Participants (and/or affiliates thereof) and their partners beneficially owning 100% of the Common Stock or of the Company’s assets. Further, to the extent that the Arkhouse Proposals, irrespective of whether they result in the election of any of the Arkhouse Nominees to the Board, cause the Company to more substantially engage with the Participants regarding the Acquisition Proposal (and irrespective of whether such engagement results in the consummation of the Acquisition Proposal), the Participants may be deemed to have an interest in the Arkhouse Proposals that are different from or in addition to those of other holders of the Common Stock.

The Participants may be deemed to have an interest in the Arkhouse Proposals by virtue of their respective direct and/or indirect ownership of Common Stock (including without limitation any indirect exposure to investments made in or with respect to the Common Stock through their equity interests, if any, in other Participants), to the extent that the Arkhouse Proposals may have an effect on the market price of the Common Stock. The Participants may also, from time to time, enter into and dispose of derivative instruments with one or more counterparties that are based on the value of the Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the Common Stock and the Participants may therefore be deemed to have an interest in the Arkhouse Proposals to the extent that the Arkhouse Proposals may have an effect on the profit, loss and/or return on such contracts. As of the filing of this Proxy Statement, each of Arkhouse Value Fund I and Arkhouse Value Fund II have entered into cash-settled call option agreements with an unaffiliated financial institution that reference the Common Stock (the “Cash-Settled Call Options”), as further described below, and they may from time to time after the filing of this Proxy Statement amend or terminate any and/or all of the Cash-Settled Call Options, and they and/or other Participants may from time to time enter into, amend or terminate additional cash-settled call option agreements. As of the filing of this Proxy Statement:

•	Arkhouse Value Fund I has (i) acquired long positions in Cash-Settled Call Options referencing 15,130,201 shares of Common Stock in the aggregate from an unaffiliated financial institution, with strike prices ranging from $7.0470 to $26.00 and expiration dates ranging from June 21, 2024 to November 7, 2024 and (ii) sold long positions in Cash-Settled Call Options referencing 9,523,318 shares of Common Stock in the aggregate to an unaffiliated financial institution, with strike prices of $27.00 and expiration dates ranging from June 21, 2024 to November 7, 2024; and

•	Arkhouse Value Fund II has (i) acquired long positions in Cash-Settled Call Options referencing 189,563 shares of Common Stock in the aggregate from an unaffiliated financial institution, with strike prices ranging from $9.9581 to $26.00 and expiration dates ranging from June 21, 2024 to November 7, 2024 and (ii) sold long positions in Cash-Settled Call Options referencing 174,563 shares of Common Stock in the aggregate to an unaffiliated financial institution, with strike prices of $27.00 and expiration dates ranging from June 21, 2024 to November 7, 2024.

For the avoidance of doubt, none of the Cash-Settled Call Options are exercisable for Common Stock. The Cash-Settled Call Options further do not give the Arkhouse Parties, directly or indirectly, the power to vote or direct the voting or the power to dispose or direct the disposition of the Common Stock referenced by the Cash-Settled Call Options.

Arkhouse may be deemed to have a material interest in the Arkhouse Proposals by virtue of the management and/or performance fees to which it is entitled through its role as the investment manager or investment advisor for its clients, including the Arkhouse Funds. Such fees are calculated based on the value of investments made by or on behalf of such persons, which may from time to time include Common Stock or derivative instruments based on the value of the Common Stock. Furthermore, Messrs. Blackwell and Kahane are entitled to portions of such fees through their equity interests in Arkhouse. Arkhouse and Messrs. Blackwell and Kahane could as a result of such matters be deemed to have interests with respect to the Company and in the Arkhouse Proposals that are in addition to or different from those of the Company’s other stockholders.

Mr. Hebard serves as a member of the Arkhouse investment team and may be deemed to have interests in the Arkhouse Proposals that are different from or in addition to those of other holders of the Common Stock by virtue of his relationship with and compensation received from Arkhouse.

Mr. Meghji may be deemed to have an interest in the nomination of each of the Arkhouse Nominees and in the By-Law Repeal Proposal because the Arkhouse Parties have asked M3 Partners, LP (of which Mr. Meghji is the managing partner and CEO) to provide diligence support and similar services in connection with the Acquisition Proposal in exchange for an hourly fee (which will be deducted from a $2 million retainer), since it is possible that the election of one or more of the Arkhouse Nominees could potentially increase the likelihood that the Company actively pursues the Acquisition Proposal.

Other than as set forth herein, in Annex A or in the sections of this Proxy Statement entitled “Information Regarding the Arkhouse Nominees”, “Arrangements between the Arkhouse Nominees and the Other Participants” and “Compensation of Company Directors”, as of the filing of this Proxy Statement, no participant and no associate of any participant has any arrangement or understanding with any person or persons with respect to any future employment by the Company or its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

Annex A hereto includes information pertaining to the Participants in this solicitation, including, as applicable, the name, present principal occupation or employment, business address, and certain other information with respect to such Participants.

As of the date hereof, the Arkhouse Parties collectively own 1,000 shares of Common Stock of record and 8,338,609 shares of Common Stock in the aggregate beneficially, representing approximately 3% of the outstanding shares of Common Stock of the Company (based on 275,156,796 shares of Common Stock outstanding as of the Record Date).

The Arkhouse Parties other than Mr. Hebard disclaim beneficial ownership of the Common Stock stated above as beneficially owned by Mr. Hebard. Mr. Hebard disclaims beneficial ownership of the Common Stock stated above as beneficially owned by the other Arkhouse Parties.

Each of the Arkhouse Parties further disclaims beneficial ownership of any Company securities owned by any Arkhouse Nominee.

The Arkhouse Nominees are not the record or beneficial owners of any shares of Common Stock.

Information as to any substantial interest, direct or indirect, by security holdings or otherwise of the participants in this solicitation with respect to the Arkhouse Proposals is set forth in the section entitled “Interests of the Arkhouse Nominees” above and/or herein. Except as otherwise set forth herein and in Annex A, which is incorporated herein by reference, none of the Participants in this solicitation beneficially owns any securities of the Company or has any personal ownership interest, direct or indirect, in any securities of the Company.

The Company has disclosed in the Company Proxy Statement, that as of as of the Record Date, there were 275,156,796 shares of Common Stock outstanding. Each share of Common Stock outstanding as of the Record Date is entitled to one vote on all matters presented at the 2024 Annual Meeting.

As of the date hereof, the Participants hold securities of the Company in the amounts and manner indicated below.

Name	Ownership[4]
Arkhouse Value Fund I

Direct Holding: 6,626,324 shares of Common Stock, comprised of (i) 1,000 shares of Common Stock held in record name and (ii) 6,625,324 shares of Common Stock held in “street name”.

Aggregate Beneficial Ownership: All of the 6,626,324 shares of Common Stock stated directly above.

Arkhouse Value Fund II

Direct Holding: 858,031 shares of Common Stock, comprised of (i) 0 shares of Common Stock held in record name and (ii) 858,031 shares of Common Stock held in “street name”.

Aggregate Beneficial Ownership: All of the 858,031 shares of Common Stock stated directly above.

Arkhouse Co-Investment III

Direct Holding: 447,898 shares of Common Stock, comprised of (i) 0 shares of Common Stock held in record name and (ii) 447,898 shares of Common Stock held in “street name”.

Aggregate Beneficial Ownership: All of the 447,898 shares of Common Stock stated directly above.

Arkhouse Equity Investors

Direct Holding: 70,527 shares of Common Stock, comprised of (i) 0 shares of Common Stock held in record name and (ii) 70,527 shares of Common Stock held in “street name”.

Aggregate Beneficial Ownership: All of the 70,527 shares of Common Stock stated directly above.

Arkhouse Equities Fund

Direct Holding: 189,329 shares of Common Stock, comprised of (i) 0 shares of Common Stock held in record name and (ii) 189,329 shares of Common Stock held in “street name”.

Aggregate Beneficial Ownership: All of the 189,329 shares of Common Stock stated directly above.

Arkhouse Value Fund GP

Direct Holding: None.

Aggregate Beneficial Ownership: Arkhouse Value Fund GP, as the general partner of each of the Arkhouse Value Funds, may be deemed to beneficially own all of the 7,484,355 shares of Common Stock stated above as beneficially owned in aggregate by the Arkhouse Value Funds.

Arkhouse Co-Investment III GP

Direct Holding: None.

Aggregate Beneficial Ownership: Arkhouse Co-Investment III GP, as the general partner of Arkhouse Co-Investment III, may be deemed to beneficially own all of the 447,898 shares of Common Stock stated above as beneficially owned by Arkhouse Co-Investment III.

4 Excludes, for the avoidance of doubt, cash-settled options.

Arkhouse MM

Direct Holding: None.

Aggregate Beneficial Ownership: Arkhouse MM, as the manager of Arkhouse Equities Fund, may be deemed to beneficially own all of the 189,329 shares of Common Stock stated above as beneficially owned by Arkhouse Equities Fund.

Arkhouse Manager

Direct Holding: None.

Aggregate Beneficial Ownership: Arkhouse Manager, as the managing member of Arkhouse MM and manager of Arkhouse Equity Investors, may be deemed to beneficially own (i) all of the 189,329 shares of Common Stock stated above as beneficially owned by Arkhouse MM and (ii) all of the 70,527 shares of Common Stock stated above as beneficially owned by Arkhouse Equity Investors.

Arkhouse Management

Direct Holding: None.

Aggregate Beneficial Ownership: Arkhouse Management, as the investment manager to each of the Arkhouse Stockholders, may be deemed to beneficially own all of the 8,192,109 shares of Common Stock stated above as beneficially owned in aggregate by the Arkhouse Stockholders.

Arkhouse GP

Direct Holding: None.

Aggregate Beneficial Ownership: Arkhouse GP, as the general partner of Arkhouse Management, may be deemed to beneficially own all of the 8,192,109 shares of Common Stock stated above as beneficially owned in aggregate by Arkhouse Management.

Jonathon Blackwell

Direct Holding: None.

Aggregate Beneficial Ownership: Mr. Blackwell, as the managing member of Arkhouse GP, Arkhouse Co-Investment III GP, Arkhouse Value Fund GP and Arkhouse Manager, may be deemed to beneficially own all of the 8,192,109 shares of Common Stock stated above as beneficially owned in aggregate by Arkhouse GP, Arkhouse Co-Investment III GP, Arkhouse Value Fund GP and Arkhouse Manager.

Gavriel Kahane

Direct Holding: None.

Aggregate Beneficial Ownership: Mr. Kahane, through his status as a member of Arkhouse GP, Arkhouse Co-Investment III GP, Arkhouse Value Fund GP and Arkhouse Manager, may be deemed to beneficially own all of the 8,192,109 shares of Common Stock stated above as beneficially owned in aggregate by Arkhouse GP, Arkhouse Co-Investment III GP, Arkhouse Value Fund GP and Arkhouse Manager.

George Hebard

Direct Holding: 140,000 shares of Common Stock, comprised of (i) 0 shares of Common Stock held in record name and (ii) 140,000 shares of Common Stock held in “street name”.

Aggregate Beneficial Ownership: 146,500 shares of Common Stock, comprised of (i) 0 shares of Common Stock held in record name and (ii) 146,500 shares of Common Stock held in “street name”.

The date of purchase and number of shares of Common Stock purchased by the Participants in the last two years are set forth in Annex A to this Proxy Statement.

Other than as set forth in this Proxy Statement or in Annex A hereto, no Participant in this solicitation owns any securities of the Company of record but not beneficially.

Set forth in Annex A hereto are transactions in the Company’s securities effected by the Participants within the past two years. Other than as disclosed in Annex A, no Participant has effected any transaction in securities of the Company in the past two years.

The securities of the Company described in Annex A hereto as purchased by the Participants other than Mr. Hebard were purchased by such Participants with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The securities of the Company described in Annex A hereto as purchased by Mr. Hebard or his spouse were purchased using personal resources (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). Other than as set forth in this Proxy Statement (including the immediately preceding two sentences and the immediately succeeding section), no part of the purchase price or market value of any securities of the Company described in Annex A hereto are represented by funds that were borrowed or otherwise obtained for the purpose of acquiring or holding such securities by any Participant.

The shares of Common Stock which certain of the Participants hold in “street name” may be held in brokerage custodian accounts which, from time to time in the ordinary course, may utilize margin borrowing in connection with purchasing, borrowing or holding of securities, and such shares may thereby have been, or in the future may become, subject to the terms and conditions of such margin debt and terms, together with all other securities held therein.

Other than as set forth in this Proxy Statement or in Annex A hereto, after reasonable inquiry, no Participant, and no associate of any Participant in this solicitation, owns beneficially, directly or indirectly, or of record but not beneficially, any securities of the Company, or any parent or subsidiary of the Company.

Arkhouse Nominee Gerald L. Storch serves on the Board of Directors of Fanatics, Inc, an affiliate of Hat World, Inc. (dba LIDS Sports Group), which since the beginning of the Company’s last fiscal year may have engaged in transactions with the Company involving an amount that exceeds $120,000. In addition, Arkhouse Nominee Mohsin Y. Meghji served as a director/manager of Macy’s Propco Holdings, LLC, a Company subsidiary, from May 2020 through July 2021, and in such capacity earned $318,750 in fees in the aggregate. Further, Mr. Meghji is the managing partner and CEO of M3 Partners, LP, a corporate advisory firm that specializes in maximizing performance and creating long term value for its clients.  The Arkhouse Parties have asked M3 Partners, LP to provide diligence support and similar services in connection with the Acquisition Proposal.  Such services will be provided in exchange for an hourly fee, which will be deducted from a $2 million retainer.

Other than as set forth in this Proxy Statement or in Annex A hereto, no Participant in this solicitation and no associate of any Participant in this solicitation has had or will have a direct or indirect material interest in any transaction since the beginning of the Company’s last fiscal year or any currently proposed transactions in which the Company was or is to be a participant and the amount involved exceeds the lesser of (i) 1% of the Company’s total assets and (ii) $120,000.

There are no material proceedings in which the Arkhouse Nominees or any of their respective associates is a party adverse to the Company or any of its subsidiaries, or material proceedings in which such Arkhouse Nominee or any such associate has a material interest adverse to the Company or any of its subsidiaries.

There exist no family relationships between any Arkhouse Nominee and any director or executive officer of the Company.

None of the Arkhouse Nominees has been involved in any legal proceedings during the past ten years that would be required to be disclosed under Item 401(f) of Regulation S-K promulgated under the Exchange Act and that are material to an evaluation of the ability or integrity of any such nominee to become a director of the Company.

As of the date of this Proxy Statement, there are no material legal proceedings to which the Participants or any of their respective associates are a party adverse to the Company or any of its subsidiaries, or material legal proceedings in which the Participants or any such associates have a material interest adverse to the Company or any of its subsidiaries.

During the past ten (10) years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Arkhouse Nominees is a current or former officer of the Company and no Arkhouse Nominee was an employee of the Company during the fiscal year ended January 28, 2024. During such fiscal year, no executive officer of the Company served as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity of which any Arkhouse Nominee was an executive officer. There exist no interlocking relationships that would have required disclosure under Item 407(e)(4) of Regulation S-K, had the Arkhouse Nominees been directors of the Company.

CERTAIN ADDITIONAL INFORMATION

Some banks, brokerage firms, dealers, trust company and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple stockholders sharing an address. We will promptly deliver a separate copy of the document to you if you write or call our proxy solicitor, Morrow Sodali. Stockholders may call toll-free at 1 (800) 662-5200, and banks, brokers and other nominees may call collect at (203) 658-9400 or email Macys@info.morrowsodali.com. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address and phone number.

Because the Arkhouse Parties have initiated a contested proxy solicitation, we understand that banks and brokers with account holders who are stockholders of the Company will not be householding our proxy materials.

This Proxy Statement is dated April [•], 2024. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to stockholders shall not create any implication to the contrary.

In addition to carefully reading this Proxy Statement in its entirety, you are advised to carefully read any additional soliciting materials that may be filed under cover of Schedule 14A in respect of this solicitation when such materials become available, as they may contain additional important information. You may obtain a free copy of this Proxy Statement and any additional soliciting materials that we file with the SEC at the SEC’s website at https://www.sec.gov, or by contacting Morrow Sodali at the address and phone number indicated above.

Please refer to the Company’s Annual Report and the Company Proxy Statement, which may be accessed without cost on the SEC’s website at https://www.sec.gov, for certain additional information and disclosure required to be made by the Company in connection with the 2024 Annual Meeting and in accordance with applicable law.

YOUR VOTE IS IMPORTANT, NO MATTER HOW FEW SHARES OF COMMON STOCK YOU OWN. the ARKHOUSE PARTIES STRONGLY URGE YOU TO VOTE “FOR” EACH OF RICHARD CLARK, RICHARD L. MARKEE, MOHSIN Y. MEGHJI, MITCHELL SCHEAR, NADIR SETTLES, GERALD L. STORCH, SHAREN J. TURNEY, ANDREA M. WEISS AND ISAAC ZION TO BE ELECTED TO THE BOARD, “WITHHOLD” ON THE ELECTION OF THE OPPOSED COMPANY NOMINEES, AND “FOR” THE BY-LAW REPEAL PROPOSAL, AND RECOMMEND THAT YOU VOTE “FOR” THE AUDITOR PROPOSAL, “against” the “say on pay” proposal, and “against” the compensation plan proposal, BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED BLUE UNIVERSAL PROXY CARD OR BLUE VOTING INSTRUCTION FORM IN THE POSTAGE PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT. WE MAKE NO RECOMMENDATION WITH RESPECT TO THE ELECTION OF THE OTHER COMPANY NOMINEES.

IF YOU HAVE SIGNED THE BLUE universal proxy card AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL THE SHARES OF COMMON STOCK REPRESENTED BY THE BLUE universal proxy card “FOR” EACH OF Richard Clark, Richard L. Markee, Mohsin Y. Meghji, Mitchell Schear, Nadir Settles, Gerald L. Storch, Sharen J. Turney, Andrea M. Weiss and Isaac Zion TO BE ELECTED TO THE BOARD, “WITHHOLD” ON THE ELECTION OF THE OPPOSED COMPANY NOMINEES, “WITHHOLD” ON THE ELECTION OF THE OTHER COMPANY NOMINEES, “FOR” the auditor proposal, ”AGAINST” the “say on pay” proposal, “AGAINST” THE COMPENSATION PLAN PROPOSAL, and “FOR” THE APPROVAL OF THE BY-LAW REPEAL PROPOSAL.

If you sign, do not mark and return a BLUE voting instruction form to your broker, your broker will cause your shares of Common Stock to be voted in accordance with the foregoing instructions applicable to a signed and unmarked BLUE universal proxy card.

PLEASE DO NOT RETURN ANY UNIVERSAL PROXY CARD YOU MAY RECEIVE FROM THE COMPANY OR OTHERWISE AUTHORIZE A PROXY (other than on the BLUE universal proxy card or BLUE voting instruction form delivered by us to you) TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2024 Annual MEETING, NOT EVEN AS A PROTEST VOTE. IF YOU HAVE ALREADY SENT A PROXY CARD TO THE COMPANY OR OTHERWISE AUTHORIZED A PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2024 Annual MEETING, IT IS NOT TOO LATE TO CHANGE YOUR VOTE. TO REVOKE YOUR PRIOR PROXY AND CHANGE YOUR VOTE, SIMPLY DATE, SIGN AND RETURN THE ENCLOSED BLUE universal proxy card or BLUE voting instruction form IN THE POSTAGE-PAID ENVELOPE PROVIDED OR FOLLOW THE INSTRUCTIONS ON YOUR BLUE universal proxy card TO VOTE BY TELEPHONE OR VIA THE INTERNET. ONLY YOUR LATEST DATED PROXY WILL BE COUNTED.

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S DEFINITIVE PROXY STATEMENT RELATING TO THE 2024 ANNUAL MEETING (WHICH HAS NOT YET BEEN FILED BY THE COMPANY) BASED ON OUR RELIANCE ON RULE 14a-5(c) UNDER THE EXCHANGE ACT. SUCH DISCLOSURE OMITTED FROM THIS PROXY STATEMENT AND EXPECTED TO BE INCLUDED IN THE COMPANY’S DEFINITIVE PROXY STATEMENT INCLUDES: CERTAIN BIOGRAPHICAL INFORMATION AND INFORMATION ABOUT THE BACKGROUNDS AND QUALIFICATIONS OF THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INFORMATION CONCERNING ALL MATTERS REQUIRING THE APPROVAL OF STOCKHOLDERS, INCLUDING THE ELECTION OF DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, INFORMATION CONCERNING ANY ARRANGEMENTS WHICH MAY RESULT IN A CHANGE IN CONTROL OF THE COMPANY, SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE OF THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INFORMATION CONCERNING CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, INFORMATION CONCERNING THE COMPANY’S PROCEDURES FOR NOMINATING DIRECTORS, INFORMATION CONCERNING THE COMMITTEES OF THE BOARD AND OTHER INFORMATION CONCERNING THE BOARD SUCH AS LEADERSHIP STRUCTURE, BOARD MEETING AND ATTENDANCE, INFORMATION ON HOW TO OBTAIN DIRECTIONS TO BE ABLE TO ATTEND and vote at THE 2024 Annual MEETING AND VOTE LIVE; AND PROCEDURES FOR SUBMITTING PROPOSALS FOR INCLUSION IN THE COMPANY PROXY STATEMENT AT THE NEXT ANNUAL MEETING. INFORMATION CONCERNING THE DATE BY WHICH STOCKHOLDER PROPOSALS INTENDED TO BE PRESENTED AT THE NEXT ANNUAL MEETING OF STOCKHOLDERS MUST BE RECEIVED BY THE COMPANY FOR INCLUSION IN THE COMPANY PROXY STATEMENT AND FORM OF PROXY FOR THAT MEETING IS ALSO EXPECTED TO BE INCLUDED IN THE COMPANY’S DEFINITIVE PROXY STATEMENT RELATING TO THE 2024 ANNUAL MEETING when it is filed by the company .

STOCKHOLDERS ARE DIRECTED TO REFER TO THE COMPANY’S DEFINITIVE PROXY STATEMENT (WHEN IT BECOMES AVAILABLE) AND ANNUAL REPORT FOR CERTAIN ADDITIONAL INFORMATION AND DISCLOSURE REQUIRED TO BE MADE BY THE COMPANY IN CONNECTION WITH THE 2024 ANNUAL MEETING, INCLUDING THE COMPANY’S NOMINEES AS REQUIRED BY ITEM 7 OF SCHEDULE 14A, AND IN ACCORDANCE WITH APPLICABLE LAW. STOCKHOLDERS CAN ACCESS THE COMPANY’S DEFINITIVE PROXY STATEMENT (WHEN IT BECOMES AVAILABLE) AND ANY OTHER RELEVANT DOCUMENTS DISCLOSING THIS INFORMATION, WITHOUT COST, ON THE SEC’S WEBSITE AT WWW.SEC.GOV. STOCKHOLDERS SHOULD REFER TO THE COMPANY’S DEFINITIVE PROXY STATEMENT FOR THE 2024 ANNUAL MEETING when it is filed by the company, IN ORDER TO REVIEW THIS DISCLOSURE. THE INFORMATION CONCERNING THE COMPANY CONTAINED IN THIS PROXY STATEMENT HAS BEEN TAKEN FROM, OR IS BASED UPON, PUBLICLY AVAILABLE DOCUMENTS ON FILE WITH THE SEC AND OTHER PUBLICLY AVAILABLE INFORMATION. ALTHOUGH WE HAVE NO KNOWLEDGE THAT WOULD INDICATE THAT STATEMENTS RELATING TO THE COMPANY CONTAINED IN THIS PROXY STATEMENT IN RELIANCE UPON PUBLICLY AVAILABLE INFORMATION ARE INACCURATE OR INCOMPLETE, TO DATE WE HAVE NOT HAD ACCESS TO THE BOOKS AND RECORDS OF THE COMPANY, WERE NOT INVOLVED IN THE PREPARATION OF SUCH INFORMATION AND STATEMENTS AND ARE NOT IN A POSITION TO VERIFY SUCH INFORMATION AND STATEMENTS. ALL INFORMATION RELATING TO ANY PERSON OTHER THAN THE PARTICIPANTS IS GIVEN ONLY TO OUR KNOWLEDGE. SEE ANNEX B FOR INFORMATION REGARDING PERSONS WHO MAY BE DEEMED TO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES OF COMMON STOCK AND THE OWNERSHIP OF THE SHARES OF COMMON STOCK BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

April [•], 2024

Thank you for your consideration and support.

Arkhouse Value Fund I LP

ANNEX A

INFORMATION CONCERNING PARTICIPANTS IN THE SOLICITATION

Arkhouse Value Fund I LP, Arkhouse Value Fund II LP, Arkhouse Co-Investment III LP, Arkhouse Equity Investors LLC, Arkhouse Equities Fund LLC, Arkhouse Value Fund GP LLC, Arkhouse Co-Investment III GP LLC, Arkhouse Real Estate Activism Fund MM LLC, Arkhouse Management Co. LP, Arkhouse Manager LLC, Arkhouse GP LLC, Jonathon Blackwell, Gavriel Kahane, George Hebard, Richard Clark, Richard L. Markee, Mohsin Y. Meghji, Mitchell Schear, Nadir Settles, Gerald L. Storch, Sharen J. Turney, Andrea M. Weiss, and Isaac Zion may be deemed “participants” under SEC rules in this solicitation. Information regarding the participants in the solicitation is set forth below.

Except as described herein, no Participant in this solicitation beneficially owns any securities of the Company or has any personal ownership interest, direct or indirect, in any securities of the Company. Set forth in this Annex A are transactions in the Company’s securities effected by the participants in this solicitation within the past two years.

The shares of Common Stock that the Participants hold in “street name” may be held in brokerage custodian accounts which, from time to time in the ordinary course, may utilize margin borrowing in connection with purchasing, borrowing or holding of securities, and such shares of Common Stock may thereby have been, or in the future may become, subject to the terms and conditions of such margin debt and terms, together with all other securities held therein.

Except as described herein, as of the date hereof, no part of the purchase price or market value of any securities of the Company described in Annex A are represented by funds that were borrowed or otherwise obtained for the purpose of acquiring or holding such securities by any participant.

PERSONS MAKING THE SOLICITATION:

The name, principal business address and the principal occupation or employment of the Arkhouse Parties is set forth below.

Arkhouse Value Fund I LP

Arkhouse Value Fund I LP is a Delaware limited partnership whose principal business address is 106 W. 56th Street, 17th Floor New York, NY 10019. The principal business of Arkhouse Value Fund I LP is to invest in securities.

Arkhouse Value Fund II LP

Arkhouse Value Fund II LP is a Delaware limited partnership whose principal business address is 106 W. 56th Street, 17th Floor New York, NY 10019. The principal business of Arkhouse Value Fund II LP is to invest in securities.

Arkhouse Co-Investment III LP

Arkhouse Co-Investment III LP is a Delaware limited partnership whose principal business address is 106 W. 56th Street, 17th Floor New York, NY 10019. The principal business of Arkhouse Co-Investment III LP is to invest in securities.

Arkhouse Equity Investors LLC

Arkhouse Equity Investors LLC is a Delaware limited liability company whose principal business address is 106 W. 56th Street, 17th Floor New York, NY 10019. The principal business of Arkhouse Equities Fund LLC is to invest in securities.

Arkhouse Equities Fund LLC

Arkhouse Equities Fund LLC is a Delaware limited liability company whose principal business address is 106 W. 56th Street, 17th Floor New York, NY 10019. The principal business of Arkhouse Equities Fund LLC is to invest in securities.

Arkhouse Value Fund GP LLC

Arkhouse Value Fund GP LLC is a Delaware limited liability company whose principal business address is 106 W. 56th Street, 17th Floor New York, NY 10019.  The principal business of Arkhouse Value Fund GP LLC is to serve as the general partner of certain pooled investment vehicles, including Arkhouse Value Fund I LP and Arkhouse Value Fund II LP.

Arkhouse Co-Investment III GP LLC

Arkhouse Co-Investment III GP LLC is a Delaware limited liability company whose principal business address is 106 W. 56th Street, 17th Floor New York, NY 10019.  The principal business of Arkhouse Co-Investment III GP LLC is to serve as the general partner of certain pooled investment vehicles, including Arkhouse Co-Investment III LP.

Arkhouse Real Estate Activism Fund MM LLC

Arkhouse Real Estate Activism Fund MM LLC is a Delaware limited liability company whose principal business address is 106 W. 56th Street, 17th Floor New York, NY 10019. The principal business of Arkhouse Real Estate Activism Fund MM LLC is to serve as the manager of certain pooled investment vehicles, including Arkhouse Equities Fund LLC.

Arkhouse Management Co. LP

Arkhouse Management Co. LP is a Delaware limited partnership whose principal business address is 106 W. 56th Street, 17th Floor New York, NY 10019. The principal business of Arkhouse Management Co. LP is to act as the investment manager to certain pooled investment vehicles, including Arkhouse Value Fund I LP, Arkhouse Value Fund II LP, Arkhouse Co-Investment III LP, Arkhouse Equities Fund LLC and Arkhouse Equity Investors LLC.

Arkhouse Manager LLC

Arkhouse Manager LLC is a Delaware limited liability company whose principal business address is 106 W. 56th Street, 17th Floor New York, NY 10019. The principal business of Arkhouse Manager LLC is to serve as the managing member or manager of certain entities, including Arkhouse Real Estate Activism Fund MM LLC and Arkhouse Equity Investors LLC.

Arkhouse GP LLC

Arkhouse GP LLC is a Delaware limited liability company whose principal business address is 106 W. 56th Street, 17th Floor New York, NY 10019. The principal business of Arkhouse GP LLC is to serve as the general partner of Arkhouse Management Co. LP.

Jonathon Blackwell

Jonathon Blackwell is a citizen of the United States. Mr. Blackwell’s principal business address is 106 W. 56th Street, 17th Floor New York, NY 10019. The principal occupation of Mr. Blackwell is investor and business executive and such occupation is principally carried out through Arkhouse Management Co. LP and its affiliated funds and investment vehicles, including the other Arkhouse Parties.

Gavriel Kahane

Gavriel Kahane is a citizen of the United States. Mr. Kahane’s principal business address is 106 W. 56th Street, 17th Floor New York, NY 10019. The principal occupation of Mr. Kahane is investor and business executive and such occupation is principally carried out through Arkhouse Management Co. LP and its affiliated funds and investment vehicles, including the other Arkhouse Parties.

George Hebard

George Hebard is a citizen of the United States. Mr. Hebard’s principal business address is 106 W. 56th Street, 17th Floor New York, NY 10019. The principal occupation of Mr. Hebard is the provision of financial and investment services and such occupation is principally carried out as a member of Arkhouse’s investment team.

ARKHOUSE Nominees

Please see the Q&A entitled “Who are the Arkhouse Nominees”, above.

TRANSACTIONS IN THE SECURITIES OF THE COMPANY

Arkhouse Party Transactions

Entity/Person	Trade Date	Buy/Sell	No. of Shares / Quantity	Aggregate Cost / (Proceeds)[5]	Per Share/ Per Option	Security
Arkhouse Equities Fund LLC	2023-11-07	Buy	20,000	250,336.00	12.52	Common Stock
Arkhouse Equities Fund LLC	2023-11-08	Buy	8,500	99,434.70	11.70	Common Stock
Arkhouse Equities Fund LLC	2023-11-09	Buy	8,500	96,271.00	11.33	Common Stock
Arkhouse Equities Fund LLC	2023-11-10	Buy	700	7,753.98	11.08	Common Stock
Arkhouse Equities Fund LLC	2023-11-10	Buy	1,550	616,450.50	3.98	American Call Options
Arkhouse Equities Fund LLC	2023-11-13	Buy	250	93,300.00	3.73	American Call Options
Arkhouse Equities Fund LLC	2023-11-14	Buy	11,200	131,313.28	11.72	Common Stock
Arkhouse Equities Fund LLC	2023-11-15	Buy	156,000	1,977,081.60	12.67	Common Stock
Arkhouse Equities Fund LLC	2023-11-16	Buy	19,400	262,291.88	13.52	Common Stock
Arkhouse Equities Fund LLC	2023-11-17	Buy	11,000	157,681.70	14.33	Common Stock
Arkhouse Equities Fund LLC	2023-11-20	Buy	18,000	270,385.20	15.02	Common Stock
Arkhouse Equities Fund LLC	2023-11-21	Buy	18,000	266,185.80	14.79	Common Stock
Arkhouse Equities Fund LLC	2023-11-22	Buy	18,000	267,148.80	14.84	Common Stock
Arkhouse Equities Fund LLC	2023-11-24	Buy	9,000	132,771.60	14.75	Common Stock
Arkhouse Equities Fund LLC	2023-11-27	Buy	18,000	267,220.80	14.85	Common Stock
Arkhouse Equities Fund LLC	2023-11-28	Buy	18,000	267,831.00	14.88	Common Stock
Arkhouse Equities Fund LLC	2023-12-01	Buy	18,000	291,362.40	16.19	Common Stock
Arkhouse Equities Fund LLC	2023-12-05	Buy	29,500	495,007.05	16.78	Common Stock
Arkhouse Equities Fund LLC	2023-12-06	Buy	30,200	499,891.54	16.55	Common Stock
Arkhouse Equities Fund LLC	2023-12-18	Buy	307	6,183.42	20.14	Common Stock
Arkhouse Equities Fund LLC	2023-01-22	Sell	8,800	(157,773.93)	(17.93)	Common Stock
Arkhouse Equities Fund LLC	2023-01-22	Buy	12,923	235,895.15	18.25	Common Stock
Arkhouse Equities Fund LLC	2024-03-22	Sell	1,800	(2,241,882.03)	12.475	American Call Options
Arkhouse Equities Fund LLC	2024-03-22	Sell	55,783	(1,139,754.70)	20.4521	Common Stock
Arkhouse Equities Fund LLC	2024-03-25	Sell	49,054	(979,438.65)	19.9867	Common Stock
Arkhouse Equities Fund LLC	2024-03-26	Sell	49,054	(947,632.30)	19.3383	Common Stock
Arkhouse Equities Fund LLC	2024-03-27	Sell	43,210	(852,453.01)	19.7483	Common Stock
Arkhouse Equities Fund LLC	2024-03-28	Sell	30,000.00	(596,542.22)	19.9049	Common Stock

5 Rounded to the nearest cent; includes brokerage fees and commissions.

Entity/Person	Trade Date	Buy/Sell	No. of Shares / Quantity	Aggregate Cost / (Proceeds)	Per Share/ Per Option	Security
Arkhouse Equity Investors LLC	2023-12-08	Buy	23,014	396,961.62	17.25	Common Stock
Arkhouse Equity Investors LLC	2023-12-08	Buy	900	15,567.45	17.30	Common Stock
Arkhouse Equity Investors LLC	2023-12-08	Buy	900	15,578.07	17.31	Common Stock
Arkhouse Equity Investors LLC	2023-12-08	Buy	20,000	347,822.91	17.39	Common Stock
Arkhouse Equity Investors LLC	2023-12-08	Buy	22,300	387,183.81	17.36	Common Stock
Arkhouse Equity Investors LLC	2023-12-08	Buy	115	1,989.78	17.30	Common Stock
Arkhouse Equity Investors LLC	2023-12-08	Buy	1,000	17,252.47	17.25	Common Stock
Arkhouse Equity Investors LLC	2023-12-08	Buy	1,600	27,602.72	17.25	Common Stock
Arkhouse Equity Investors LLC	2024-01-22	Buy	50	908.29	18.17	Common Stock
Arkhouse Equity Investors LLC	2024-01-22	Buy	250	4,540.18	18.16	Common Stock
Arkhouse Equity Investors LLC	2024-01-22	Buy	398	7,259.85	18.24	Common Stock

Entity	Trade Date	Buy/Sell	No. of Shares / Quantity	Aggregate Cost / (Proceeds)[7]	Per Share/ Per Option	Security
Arkhouse Co-Investment III LP	2023-11-09	Buy	215,000	2,385,179.79	11.09	Common Stock
Arkhouse Co-Investment III LP	2023-11-10	Buy	215,000	2,345,799.76	10.91	Common Stock
Arkhouse Co-Investment III LP	2023-11-13	Buy	10,000	107,310.01	10.73	Common Stock
Arkhouse Co-Investment III LP	2023-11-15	Buy	920	11,684.92	12.70	Common Stock
Arkhouse Co-Investment III LP	2023-11-20	Buy	700	10,337.52	14.77	Common Stock
Arkhouse Co-Investment III LP	2023-11-21	Buy	3,600	52,604.50	14.61	Common Stock
Arkhouse Co-Investment III LP	2023-11-22	Buy	2,200	32,662.09	14.85	Common Stock
Arkhouse Co-Investment III LP	2023-11-22	Buy	8	119.94	14.99	Common Stock
Arkhouse Co-Investment III LP	2023-11-22	Buy	15	221.97	14.80	Common Stock
Arkhouse Co-Investment III LP	2023-11-22	Buy	5	73.84	14.77	Common Stock
Arkhouse Co-Investment III LP	2023-11-22	Buy	270	3,997.94	14.81	Common Stock
Arkhouse Co-Investment III LP	2023-12-06	Buy	120	1,999.98	16.67	Common Stock
Arkhouse Co-Investment III LP	2023-12-06	Buy	60	993.29	16.55	Common Stock

Entity/Person	Trade Date	Buy/Sell	No. of Shares / Quantity	Aggregate Cost / (Proceeds)	Per Share/ Per Option	Security
Arkhouse Value Fund I LP	2023-11-13	Buy	450,000	4,815,315.30	10.70	Common Stock
Arkhouse Value Fund I LP	2023-11-15	Buy	400	4,897.31	12.24	Common Stock
Arkhouse Value Fund I LP	2023-11-15	Buy	6,600	83,543.22	12.66	Common Stock
Arkhouse Value Fund I LP	2023-11-16	Buy	3,400	46,129.74	13.57	Common Stock
Arkhouse Value Fund I LP	2023-11-16	Buy	3,500	47,228.24	13.49	Common Stock
Arkhouse Value Fund I LP	2023-11-16	Buy	45,000	597,594.62	13.28	Common Stock
Arkhouse Value Fund I LP	2023-11-17	Buy	400	5,580.30	13.95	Common Stock
Arkhouse Value Fund I LP	2023-11-17	Buy	400	5,627.86	14.07	Common Stock
Arkhouse Value Fund I LP	2023-11-17	Buy	3,200	45,605.56	14.25	Common Stock
Arkhouse Value Fund I LP	2023-11-17	Buy	82,402	1,171,648.55	14.22	Common Stock
Arkhouse Value Fund I LP	2023-11-17	Buy	6,500	92,899.11	14.29	Common Stock
Arkhouse Value Fund I LP	2023-11-20	Buy	17,600	254,082.00	14.44	Common Stock
Arkhouse Value Fund I LP	2023-11-20	Buy	18,863	272,315.53	14.44	Common Stock
Arkhouse Value Fund I LP	2023-11-20	Buy	64,758	956,032.84	14.76	Common Stock
Arkhouse Value Fund I LP	2023-11-20	Buy	201,279	3,015,422.50	14.98	Common Stock
Arkhouse Value Fund I LP	2023-11-21	Buy	2,900	42,283.17	14.58	Common Stock
Arkhouse Value Fund I LP	2023-11-21	Buy	13,973	204,237.58	14.62	Common Stock
Arkhouse Value Fund I LP	2023-11-21	Buy	2,000	29,567.64	14.78	Common Stock
Arkhouse Value Fund I LP	2023-11-21	Buy	8,900	132,379.10	14.87	Common Stock
Arkhouse Value Fund I LP	2023-11-22	Buy	800	11,880.40	14.85	Common Stock
Arkhouse Value Fund I LP	2023-11-22	Buy	23,380	346,847.63	14.84	Common Stock
Arkhouse Value Fund I LP	2023-11-24	Buy	6,858	101,153.34	14.75	Common Stock
Arkhouse Value Fund I LP	2023-11-27	Buy	100	1,455.37	14.55	Common Stock
Arkhouse Value Fund I LP	2023-11-27	Buy	10	145.50	14.55	Common Stock
Arkhouse Value Fund I LP	2023-12-06	Buy	160	2,654.39	16.59	Common Stock
Arkhouse Value Fund I LP	2023-12-06	Buy	190	3,150.68	16.58	Common Stock
Arkhouse Value Fund I LP	2023-12-06	Buy	6	99.74	16.62	Common Stock
Arkhouse Value Fund I LP	2023-12-08	Buy	75,653	1,304,443.40	17.24	Common Stock
Arkhouse Value Fund I LP	2023-12-08	Buy	120,608	2,090,372.29	17.33	Common Stock
Arkhouse Value Fund I LP	2023-12-08	Buy	43,892	763,509.16	17.40	Common Stock
Arkhouse Value Fund I LP	2024-01-22	Sell	8,700	(156,518.77)	(17.99)	Common Stock
Arkhouse Value Fund I LP	2024-01-22	Sell	304,910	(5,522,373.29)	(18.11)	Common Stock
Arkhouse Value Fund I LP	2024-01-22	Sell	348	(6,319.26)	(18.16)	Common Stock
Arkhouse Value Fund I LP	2024-01-22	Buy	3,224	58,142.52	18.03	Common Stock
Arkhouse Value Fund I LP	2024-01-22	Buy	17,425	314,718.70	18.06	Common Stock
Arkhouse Value Fund I LP	2024-01-22	Buy	132,836	2,402,364.71	18.09	Common Stock
Arkhouse Value Fund I LP	2024-01-22	Buy	1,355	24,529.02	18.10	Common Stock
Arkhouse Value Fund I LP	2024-01-22	Buy	5,129	93,270.17	18.18	Common Stock

Entity/Person	Trade Date	Buy/Sell	No. of Shares / Quantity	Aggregate Cost / (Proceeds)[8]	Per Share/ Per Option	Security
Arkhouse Value Fund I LP	2024-01-22	Buy	10,000	182,359.64	18.24	Common Stock
Arkhouse Value Fund I LP	2024-01-22	Buy	10,000	182,398.26	18.24	Common Stock
Arkhouse Value Fund I LP	2024-01-22	Buy	10,000	182,538.66	18.25	Common Stock
Arkhouse Value Fund I LP	2024-01-22	Buy	10,000	182,403.68	18.24	Common Stock
Arkhouse Value Fund I LP	2024-01-22	Buy	1,684	30,465.36	18.09	Common Stock
Arkhouse Value Fund I LP	2024-01-22	Buy	10,000	180,791.16	18.08	Common Stock
Arkhouse Value Fund I LP	2024-01-22	Buy	10,000	180,844.14	18.08	Common Stock
Arkhouse Value Fund I LP	2024-01-22	Buy	10,000	181,116.38	18.11	Common Stock
Arkhouse Value Fund I LP	2024-01-22	Buy	10,000	180,810.01	18.08	Common Stock
Arkhouse Value Fund I LP	2024-01-22	Buy	25,000	452,019.14	18.08	Common Stock
Arkhouse Value Fund I LP	2024-01-22	Buy	11,746	212,516.77	18.09	Common Stock
Arkhouse Value Fund I LP	2024-01-22	Buy	10,000	181,112.39	18.11	Common Stock
Arkhouse Value Fund I LP	2024-01-22	Buy	5,309	96,199.62	18.12	Common Stock
Arkhouse Value Fund I LP	2024-01-22	Buy	20,250	368,125.99	18.18	Common Stock
Arkhouse Value Fund I LP	2024-01-22	Buy	100	1,816.22	18.16	Common Stock
Arkhouse Value Fund I LP	2024-01-22	Buy	4,900	88,979.17	18.16	Common Stock
Arkhouse Value Fund I LP	2024-01-22	Buy	7,027	128,096.02	18.23	Common Stock
Arkhouse Value Fund I LP	2024-02-06	Buy	121,897	2,248,613.13	18.45	Common Stock
Arkhouse Value Fund I LP	2024-02-07	Buy	144,601	2,672,693.30	18.48	Common Stock
Arkhouse Value Fund I LP	2024-02-08	Buy	87,148	1,653,615.37	18.97	Common Stock
Arkhouse Value Fund I LP	2024-02-09	Buy	176,747	3,354,173.10	18.98	Common Stock
Arkhouse Value Fund I LP	2024-02-13	Buy	875,627	16,479,028.18	18.82	Common Stock
Arkhouse Value Fund I LP	2024-02-14	Buy	129,101	2,446,618.09	18.95	Common Stock
Arkhouse Value Fund I LP	2024-02-21	Buy	10,000	188,510.01	18.85	Common Stock
Arkhouse Value Fund I LP	2024-02-21	Buy	472,038	8,930,452.92	18.92	Common Stock
Arkhouse Value Fund I LP	2024-02-22	Buy	177,199	3,364,349.60	18.99	Common Stock
Arkhouse Value Fund I LP	2024-02-23	Buy	11,200	212,750.11	19.00	Common Stock
Arkhouse Value Fund I LP	2024-02-26	Buy	10,600	206,649.62	19.50	Common Stock
Arkhouse Value Fund I LP	2024-02-26	Buy	707,400	13,708,118.19	19.38	Common Stock
Arkhouse Value Fund I LP	2024-02-27	Buy	668,266	13,313,496.09	19.92	Common Stock
Arkhouse Value Fund I LP	2024-02-28	Buy	51,000	965,465.29	18.93	Common Stock
Arkhouse Value Fund I LP	2024-02-29	Buy	9,619	165,320.81	17.19	Common Stock
Arkhouse Value Fund I LP	2024-02-29	Buy	30,000	515,347.08	17.18	Common Stock
Arkhouse Value Fund I LP	2024-02-29	Buy	10,000	171,916.75	17.19	Common Stock
Arkhouse Value Fund I LP	2024-02-29	Buy	40,216	691,541.88	17.20	Common Stock
Arkhouse Value Fund I LP	2024-02-29	Buy	999,500	17,260,694.43	17.27	Common Stock
Arkhouse Value Fund I LP	2024-03-14	Buy	179,901	3,860,847.91	21.46	Common Stock
Arkhouse Value Fund I LP	2024-03-15	Buy	498,505	10,649,443.68	21.36	Common Stock

Entity/Person	Trade Date	Buy/Sell	No. of Shares / Quantity	Aggregate Cost / (Proceeds)[6]	Per Share/ Per Option	Security
Arkhouse Value Fund II LP	2023-11-15	Buy	750	9,496.26	12.66	Common Stock
Arkhouse Value Fund II LP	2023-11-20	Buy	80	1,182.33	14.78	Common Stock
Arkhouse Value Fund II LP	2023-11-20	Buy	340	5,093.24	14.98	Common Stock
Arkhouse Value Fund II LP	2023-11-21	Buy	8	118.90	14.86	Common Stock
Arkhouse Value Fund II LP	2023-12-08	Buy	160	2,761.28	17.26	Common Stock
Arkhouse Value Fund II LP	2023-12-08	Buy	1,200	20,843.01	17.37	Common Stock
Arkhouse Value Fund II LP	2023-12-08	Buy	2,365	41,140.07	17.40	Common Stock
Arkhouse Value Fund II LP	2024-01-22	Sell	1,200	(21,742.11)	(18.12)	Common Stock
Arkhouse Value Fund II LP	2024-01-22	Buy	1,200	21,636.65	18.03	Common Stock
Arkhouse Value Fund II LP	2024-01-22	Buy	10	181.94	18.19	Common Stock
Arkhouse Value Fund II LP	2024-01-22	Buy	20	363.62	18.18	Common Stock
Arkhouse Value Fund II LP	2024-01-22	Buy	19	346.59	18.24	Common Stock
Arkhouse Value Fund II LP	2024-02-05	Buy	151,000	2,786,022.08	18.45	Common Stock
Arkhouse Value Fund II LP	2024-02-22	Buy	12,100	229,732.15	18.99	Common Stock
Arkhouse Value Fund II LP	2024-02-23	Buy	1,000	18,996.76	19.00	Common Stock
Arkhouse Value Fund II LP	2024-02-26	Buy	45,000	871,771.18	19.37	Common Stock
Arkhouse Value Fund II LP	2024-02-27	Buy	37,014	736,686.68	19.90	Common Stock
Arkhouse Value Fund II LP	2024-02-28	Buy	27,470	515,448.27	18.76	Common Stock
Arkhouse Value Fund II LP	2024-02-29	Buy	14,000	240,209.45	17.16	Common Stock
Arkhouse Value Fund II LP	2024-02-29	Buy	13,200	226,183.70	17.14	Common Stock
Arkhouse Value Fund II LP	2024-02-29	Buy	10,000	172,395.00	17.24	Common Stock
Arkhouse Value Fund II LP	2024-02-29	Buy	10,000	172,611.89	17.26	Common Stock
Arkhouse Value Fund II LP	2024-02-29	Buy	10,000	172,717.01	17.27	Common Stock
Arkhouse Value Fund II LP	2024-02-29	Buy	10,000	172,725.25	17.27	Common Stock
Arkhouse Value Fund II LP	2024-03-01	Buy	700	12,376.66	17.68	Common Stock
Arkhouse Value Fund II LP	2024-03-01	Buy	420,000	7,522,140.94	17.91	Common Stock
Arkhouse Value Fund II LP	2024-03-14	Buy	16,900	362,728.77	21.46	Common Stock
Arkhouse Value Fund II LP	2024-03-15	Buy	7,200	154,487.04	21.46	Common Stock
Arkhouse Value Fund II LP	2024-03-15	Buy	67,495	1,442,553.61	21.37	Common Stock

6 Rounded to the nearest cent; includes brokerage fees and commissions.

Entity/Person[7]	Trade Date	Buy/Sell	No. of Shares / Quantity	Aggregate Cost / Proceeds[8]	Per Share/ Per Option	Security
George Hebard	2022-06-02	Buy	200	4,798.50	23.99	Common Stock
George Hebard	2022-06-02	Buy	500	11,990.30	23.98	Common Stock
George Hebard	2022-06-02	Buy	300	7,200.74	24.00	Common Stock
George Hebard	2022-06-03	Buy	700	16,716.00	23.88	Common Stock
George Hebard	2022-06-03	Buy	500	11,980.88	23.96	Common Stock
George Hebard	2022-06-03	Buy	500	11,981.50	23.96	Common Stock
George Hebard	2022-08-11	Buy	1,000	19,683.31	19.68	Common Stock
George Hebard	2022-08-11	Buy	1,000	19,693.00	19.69	Common Stock
George Hebard	2022-08-11	Buy	1,000	19,724.20	19.72	Common Stock
George Hebard	2022-08-11	Buy	1,000	19,732.10	19.73	Common Stock
George Hebard	2022-08-11	Buy	1,000	19,732.96	19.73	Common Stock
George Hebard	2022-08-11	Buy	1,000	19,694.20	19.69	Common Stock
George Hebard	2022-08-11	Buy	1,000	19,703.22	19.70	Common Stock
George Hebard	2022-08-11	Buy	1,000	19,714.00	19.71	Common Stock
George Hebard	2022-08-11	Buy	1,000	19,693.00	19.69	Common Stock
George Hebard	2022-08-11	Buy	1,000	19,723.44	19.72	Common Stock
George Hebard	2022-09-14	Buy	500	8,361.00	16.72	Common Stock
George Hebard	2022-09-14	Buy	500	8,360.00	16.72	Common Stock
George Hebard	2022-09-14	Buy	500	8,355.00	16.71	Common Stock
George Hebard	2022-09-14	Buy	500	8,353.40	16.71	Common Stock
George Hebard	2022-09-14	Buy	500	8,362.43	16.72	Common Stock
George Hebard	2022-09-14	Buy	500	8,365.00	16.73	Common Stock
George Hebard	2022-09-14	Buy	500	8,361.50	16.72	Common Stock
George Hebard	2022-09-14	Buy	500	8,362.48	16.72	Common Stock
George Hebard	2022-09-14	Buy	500	8,370.00	16.74	Common Stock
George Hebard	2022-09-14	Buy	500	8,367.11	16.73	Common Stock
George Hebard	2022-09-14	Buy	500	8,370.00	16.74	Common Stock
George Hebard	2022-09-14	Buy	500	8,370.70	16.74	Common Stock
George Hebard	2022-09-14	Buy	500	8,372.50	16.75	Common Stock
George Hebard	2022-11-15	Sell	500	(10,789.69)	(21.58)	Common Stock
George Hebard	2022-11-15	Sell	500	(10,689.69)	(21.38)	Common Stock
George Hebard	2022-11-15	Sell	500	(10,703.78)	(21.41)	Common Stock
George Hebard	2022-11-15	Sell	500	(10,693.01)	(21.39)	Common Stock
George Hebard	2022-11-15	Sell	500	(10,694.09)	(21.39)	Common Stock
George Hebard	2022-11-15	Sell	500	(10,694.69)	(21.39)	Common Stock
George Hebard	2023-04-28	Buy	500	8,170.00	16.34	Common Stock
George Hebard	2023-04-28	Buy	500	8,155.00	16.31	Common Stock
George Hebard	2023-04-28	Buy	500	8,150.80	16.30	Common Stock
George Hebard	2023-04-28	Buy	500	8,162.12	16.32	Common Stock
George Hebard	2023-04-28	Buy	500	8,162.12	16.32	Common Stock
George Hebard	2023-04-28	Buy	500	8,161.34	16.32	Common Stock
George Hebard	2023-04-28	Buy	500	8,161.52	16.32	Common Stock
George Hebard	2023-04-28	Buy	500	8,164.50	16.33	Common Stock
George Hebard	2023-04-28	Buy	500	8,172.07	16.34	Common Stock
George Hebard	2023-04-28	Buy	500	8,180.34	16.36	Common Stock
George Hebard	2023-04-28	Buy	500	8,180.60	16.36	Common Stock
George Hebard*	2023-05-03*	Buy*	250*	3,899.48 *	15.60 *	Common Stock*
George Hebard*	2023-05-03*	Buy*	350*	5,466.90 *	15.62 *	Common Stock*
George Hebard*	2023-05-03*	Buy*	450*	7,031.25 *	15.63 *	Common Stock*
George Hebard*	2023-05-03*	Buy*	350*	5,464.66 *	15.61 *	Common Stock*

7 For clarity, trades in this section marked with an “ * ” denote trades in Common Stock in the retirement account of Mr. Hebard’s spouse. Mr. Hebard disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein (if any).

8 Rounded to the nearest cent; includes brokerage fees and commissions.

Entity/Person[10]	Trade Date	Buy/Sell	No. of Shares / Quantity	Aggregate Cost / Proceeds[11]		Per Share/ Per Option		Security
George Hebard*	2023-05-03*	Buy*	100*	1,560.75	*	15.61	*	Common Stock*
George Hebard*	2023-05-03*	Buy*	150*	2,339.25	*	15.60	*	Common Stock*
George Hebard	2023-05-05	Buy	300	4,519.20		15.06		Common Stock
George Hebard	2023-05-05	Buy	300	4,507.49		15.02		Common Stock
George Hebard	2023-05-05	Buy	400	6,016.00		15.04		Common Stock
George Hebard	2023-05-05	Buy	400	6,032.00		15.08		Common Stock
George Hebard	2023-05-05	Buy	400	6,036.00		15.09		Common Stock
George Hebard	2023-05-05	Buy	400	6,041.01		15.10		Common Stock
George Hebard	2023-05-05	Buy	400	6,046.00		15.12		Common Stock
George Hebard	2023-05-05	Buy	400	6,065.42		15.16		Common Stock
George Hebard	2023-05-05	Buy	400	6,060.00		15.15		Common Stock
George Hebard	2023-05-05	Buy	400	6,056.00		15.14		Common Stock
George Hebard	2023-05-05	Buy	200	3,028.00		15.14		Common Stock
George Hebard	2023-05-05	Buy	300	4,543.43		15.14		Common Stock
George Hebard	2023-05-05	Buy	400	6,053.43		15.13		Common Stock
George Hebard	2023-05-05	Buy	300	4,549.30		15.16		Common Stock
George Hebard	2023-05-05	Buy	300	4,551.90		15.17		Common Stock
George Hebard	2023-05-05	Buy	400	6,069.68		15.17		Common Stock
George Hebard	2023-05-05	Buy	300	4,554.54		15.18		Common Stock
George Hebard	2023-05-05	Buy	400	6,081.41		15.20		Common Stock
George Hebard	2023-05-05	Buy	300	4,574.50		15.25		Common Stock
George Hebard	2023-05-05	Buy	300	4,576.26		15.25		Common Stock
George Hebard	2023-05-05	Buy	300	4,577.50		15.26		Common Stock
George Hebard	2023-05-05	Buy	300	4,584.88		15.28		Common Stock
George Hebard	2023-05-05	Buy	400	6,105.84		15.26		Common Stock
George Hebard	2023-05-05	Buy	500	7,627.34		15.25		Common Stock
George Hebard	2023-05-05	Buy	500	7,591.22		15.18		Common Stock
George Hebard	2023-05-05	Buy	500	7,597.29		15.19		Common Stock
George Hebard	2023-05-18	Buy	500	7,797.00		15.59		Common Stock
George Hebard	2023-05-18	Buy	1,000	15,593.00		15.59		Common Stock
George Hebard	2023-05-18	Buy	500	7,796.34		15.59		Common Stock
George Hebard	2023-05-18	Buy	500	7,797.00		15.59		Common Stock
George Hebard	2023-05-18	Buy	500	7,800.00		15.60		Common Stock
George Hebard	2023-05-18	Buy	500	7,795.96		15.59		Common Stock
George Hebard	2023-05-18	Buy	500	7,801.50		15.60		Common Stock
George Hebard	2023-05-18	Buy	500	7,801.74		15.60		Common Stock
George Hebard	2023-05-18	Buy	500	7,801.50		15.60		Common Stock
George Hebard*	2023-05-18*	Buy*	350*	5,497.59	*	15.71	*	Common Stock*
George Hebard*	2023-05-25*	Buy*	100*	1,447.50	*	14.48	*	Common Stock*
George Hebard	2023-07-07	Buy	500	8,101.20		16.20		Common Stock
George Hebard	2023-07-07	Buy	500	8,101.50		16.20		Common Stock
George Hebard	2023-07-07	Buy	500	8,102.00		16.20		Common Stock
George Hebard	2023-07-07	Buy	500	8,100.00		16.20		Common Stock
George Hebard	2023-07-07	Buy	500	8,105.90		16.21		Common Stock
George Hebard	2023-07-07	Buy	500	8,106.70		16.21		Common Stock
George Hebard	2023-07-07	Buy	500	8,107.00		16.21		Common Stock
George Hebard	2023-07-07	Buy	500	8,110.98		16.22		Common Stock
George Hebard	2023-07-07	Buy	500	8,115.00		16.23		Common Stock
George Hebard	2023-07-07	Buy	500	8,116.36		16.23		Common Stock
George Hebard	2023-07-07	Buy	500	8,116.50		16.23		Common Stock

George Hebard	2023-07-07	Buy	500	8,112.50		16.23		Common Stock
George Hebard	2023-07-07	Buy	500	8,110.00		16.22		Common Stock
George Hebard	2023-07-07	Buy	500	8,110.00		16.22		Common Stock
George Hebard	2023-07-07	Buy	500	8,110.00		16.22		Common Stock
George Hebard	2023-07-07	Buy	500	8,105.80		16.21		Common Stock
George Hebard	2023-07-07	Buy	1,500	24,317.70		16.21		Common Stock
George Hebard	2023-07-07	Buy	1,500	24,319.50		16.21		Common Stock
George Hebard	2023-07-07	Buy	500	8,102.00		16.20		Common Stock
George Hebard	2023-07-07	Buy	500	8,100.60		16.20		Common Stock
George Hebard	2023-07-07	Buy	500	8,102.50		16.21		Common Stock
George Hebard	2023-07-07	Buy	500	8,060.60		16.12		Common Stock
George Hebard	2023-07-07	Buy	500	8,061.32		16.12		Common Stock
George Hebard	2023-07-07	Buy	500	8,061.12		16.12		Common Stock
George Hebard*	2023-07-07*	Buy*	200*	3,237.44	*	16.19	*	Common Stock*
George Hebard*	2023-07-07*	Buy*	200*	3,237.66	*	16.19	*	Common Stock*
George Hebard*	2023-07-07*	Buy*	250*	4,032.50	*	16.13	*	Common Stock*
George Hebard	2023-07-12	Buy	500	8,271.50		16.54		Common Stock

Entity/Person[10]	Trade Date	Buy/Sell	No. of Shares / Quantity	Aggregate Cost / Proceeds[11]	Per Share/ Per Option	Security
George Hebard	2023-07-12	Buy	500	8,272.00	16.54	Common Stock
George Hebard	2023-07-12	Buy	500	8,275.30	16.55	Common Stock
George Hebard	2023-07-12	Buy	500	8,270.44	16.54	Common Stock
George Hebard	2023-07-12	Buy	500	8,276.36	16.55	Common Stock
George Hebard	2023-07-12	Buy	500	8,281.50	16.56	Common Stock
George Hebard	2023-07-12	Buy	500	8,285.00	16.57	Common Stock
George Hebard	2023-07-12	Buy	500	8,205.00	16.41	Common Stock
George Hebard	2023-07-12	Buy	500	8,205.50	16.41	Common Stock
George Hebard	2023-07-12	Buy	500	8,197.20	16.39	Common Stock
George Hebard	2023-07-12	Buy	500	8,201.50	16.40	Common Stock
George Hebard	2023-07-12	Buy	500	8,206.50	16.41	Common Stock
George Hebard	2023-07-12	Buy	500	8,220.40	16.44	Common Stock
George Hebard	2023-07-12	Buy	500	8,216.50	16.43	Common Stock
George Hebard	2023-07-12	Buy	500	8,217.00	16.43	Common Stock
George Hebard	2023-07-12	Buy	500	8,215.60	16.43	Common Stock
George Hebard	2023-07-12	Buy	500	8,216.90	16.43	Common Stock
George Hebard	2023-07-12	Buy	500	8,219.90	16.44	Common Stock
George Hebard	2023-07-12	Buy	500	8,226.80	16.45	Common Stock
George Hebard	2023-07-12	Buy	500	8,136.50	16.27	Common Stock
George Hebard	2023-07-12	Buy	500	8,136.50	16.27	Common Stock
George Hebard	2023-07-12	Buy	500	8,136.50	16.27	Common Stock
George Hebard	2023-07-12	Buy	500	8,136.50	16.27	Common Stock
George Hebard	2023-07-12	Buy	500	8,137.00	16.27	Common Stock
George Hebard	2023-07-12	Buy	500	8,140.00	16.28	Common Stock
George Hebard	2023-07-12	Buy	500	8,135.00	16.27	Common Stock
George Hebard	2023-07-12	Buy	500	8,160.50	16.32	Common Stock
George Hebard	2023-07-12	Buy	500	8,165.00	16.33	Common Stock
George Hebard	2023-07-12	Buy	500	8,170.25	16.34	Common Stock
George Hebard	2023-07-12	Buy	500	8,170.00	16.34	Common Stock
George Hebard	2023-07-12	Buy	500	8,170.00	16.34	Common Stock
George Hebard	2023-07-12	Buy	500	8,170.00	16.34	Common Stock
George Hebard	2023-07-12	Buy	500	8,170.00	16.34	Common Stock
George Hebard	2023-07-12	Buy	1,000	16,341.70	16.34	Common Stock
George Hebard	2023-07-12	Buy	1,000	16,340.50	16.34	Common Stock
George Hebard	2023-07-12	Buy	1,000	16,332.10	16.33	Common Stock

George Hebard*	2023-07-17*	Buy*	250*	3,939.13	*	15.76	*	Common Stock*
George Hebard	2023-08-10	Buy	1,000	15,820.03		15.82		Common Stock
George Hebard	2023-08-10	Buy	1,000	15,822.20		15.82		Common Stock
George Hebard	2023-08-10	Buy	1,000	15,812.83		15.81		Common Stock
George Hebard	2023-08-10	Buy	1,000	15,812.52		15.81		Common Stock
George Hebard	2023-08-10	Buy	1,000	15,813.00		15.81		Common Stock
George Hebard	2023-08-10	Buy	1,000	15,814.42		15.81		Common Stock
George Hebard	2023-08-10	Buy	1,000	15,790.92		15.79		Common Stock
George Hebard	2023-08-10	Buy	1,000	15,761.50		15.76		Common Stock
George Hebard	2023-08-10	Buy	1,000	15,762.73		15.76		Common Stock
George Hebard	2023-08-10	Buy	1,000	15,754.36		15.75		Common Stock
George Hebard	2023-08-11	Buy	1,000	15,550.30		15.55		Common Stock
George Hebard	2023-08-11	Buy	1,000	15,553.00		15.55		Common Stock
George Hebard	2023-08-11	Buy	1,000	15,553.20		15.55		Common Stock
George Hebard	2023-08-11	Buy	1,000	15,550.00		15.55		Common Stock
George Hebard	2023-08-11	Buy	1,000	15,551.80		15.55		Common Stock
George Hebard	2023-08-11	Buy	1,000	15,558.70		15.56		Common Stock
George Hebard	2023-08-11	Buy	1,000	15,569.62		15.57		Common Stock
George Hebard	2023-08-11	Buy	1,000	15,571.80		15.57		Common Stock
George Hebard	2023-08-11	Buy	1,000	15,573.60		15.57		Common Stock
George Hebard	2023-08-11	Buy	500	7,785.00		15.57		Common Stock
George Hebard	2023-08-11	Buy	500	7,782.48		15.56		Common Stock
George Hebard	2023-08-11	Buy	1,000	15,572.70		15.57		Common Stock
George Hebard	2023-08-11	Buy	1,000	15,578.15		15.58		Common Stock
George Hebard	2023-08-11	Buy	1,000	15,580.34		15.58		Common Stock
George Hebard*	2023-08-21*	Buy*	250*	3,787.10	*	15.15	*	Common Stock*
George Hebard*	2023-08-21*	Buy*	500*	7,567.50	*	15.14	*	Common Stock*
George Hebard*	2023-08-21*	Buy*	750*	11,351.48	*	15.14	*	Common Stock*

George Hebard*	2023-08-21*	Buy*	500*	7,584.95	*	15.17	*	Common Stock*
George Hebard*	2023-08-21*	Buy*	500*	7,587.50	*	15.18	*	Common Stock*
George Hebard*	2023-08-21*	Buy*	500*	7,562.50	*	15.13	*	Common Stock*
George Hebard*	2023-08-21*	Buy*	500*	7,529.55	*	15.06	*	Common Stock*
George Hebard	2023-08-29	Buy	500	6,130.00		12.26		Common Stock
George Hebard	2023-08-29	Buy	500	6,130.00		12.26		Common Stock
George Hebard	2023-08-29	Buy	1,000	12,292.80		12.29		Common Stock
George Hebard	2023-08-29	Buy	500	6,137.30		12.27		Common Stock
George Hebard	2023-08-29	Buy	500	6,142.00		12.28		Common Stock
George Hebard	2023-08-29	Buy	500	6,147.14		12.29		Common Stock
George Hebard	2023-08-29	Buy	500	6,145.40		12.29		Common Stock
George Hebard	2023-08-29	Buy	500	6,146.90		12.29		Common Stock
George Hebard	2023-08-29	Buy	500	6,146.90		12.29		Common Stock
George Hebard	2023-08-29	Buy	1,000	12,291.20		12.29		Common Stock
George Hebard	2023-08-29	Buy	1,000	12,285.16		12.29		Common Stock
George Hebard	2023-08-29	Buy	1,000	12,290.00		12.29		Common Stock
George Hebard	2023-08-29	Buy	1,000	12,292.80		12.29		Common Stock
George Hebard	2023-08-29	Buy	1,000	12,291.20		12.29		Common Stock
George Hebard	2023-08-29	Buy	1,000	12,291.20		12.29		Common Stock
George Hebard	2023-08-29	Buy	1,000	12,280.00		12.28		Common Stock
George Hebard	2023-08-29	Buy	1,000	12,280.00		12.28		Common Stock
George Hebard	2023-08-29	Buy	1,000	12,283.00		12.28		Common Stock
George Hebard	2023-08-29	Buy	1,000	12,274.00		12.27		Common Stock
George Hebard	2023-08-29	Buy	1,000	12,273.96		12.27		Common Stock
George Hebard	2023-08-29	Buy	1,000	12,271.80		12.27		Common Stock
George Hebard	2023-08-29	Buy	1,000	12,272.40		12.27		Common Stock
George Hebard	2023-08-29	Buy	1,000	12,270.00		12.27		Common Stock
George Hebard	2023-08-29	Buy	1,000	12,274.00		12.27		Common Stock
George Hebard	2023-08-29	Buy	1,000	12,284.04		12.28		Common Stock
George Hebard	2023-08-29	Buy	1,000	12,280.00		12.28		Common Stock
George Hebard	2023-08-29	Buy	1,000	12,283.52		12.28		Common Stock
George Hebard	2023-08-29	Buy	1,000	12,283.62		12.28		Common Stock
George Hebard	2023-08-29	Buy	1,000	12,280.80		12.28		Common Stock
George Hebard	2023-08-29	Buy	1,000	12,290.80		12.29		Common Stock
George Hebard	2023-08-29	Buy	1,000	12,292.40		12.29		Common Stock
George Hebard	2023-08-29	Buy	1,000	12,292.36		12.29		Common Stock
George Hebard	2023-08-29	Buy	1,000	12,303.20		12.30		Common Stock
George Hebard	2023-08-29	Buy	1,000	12,304.28		12.30		Common Stock
George Hebard	2023-08-29	Buy	1,000	12,473.00		12.47		Common Stock
George Hebard	2023-08-29	Buy	1,000	12,474.12		12.47		Common Stock
George Hebard	2023-08-29	Buy	1,000	12,483.00		12.48		Common Stock
George Hebard	2023-08-29	Buy	1,000	12,483.00		12.48		Common Stock
George Hebard	2023-08-29	Buy	1,000	12,483.54		12.48		Common Stock
George Hebard	2023-08-29	Buy	1,000	12,483.00		12.48		Common Stock
George Hebard	2023-08-30	Buy	1,000	12,353.60		12.35		Common Stock
George Hebard	2023-08-30	Buy	1,000	12,354.00		12.35		Common Stock
George Hebard	2023-08-30	Buy	1,000	12,350.00		12.35		Common Stock
George Hebard	2023-08-30	Buy	1,000	12,353.60		12.35		Common Stock
George Hebard	2023-08-30	Buy	1,000	12,353.60		12.35		Common Stock

Nominee Transactions

None.

Certain Transactions by Arkhouse Nominees

The Arkhouse Nominees have had no transactions with respect to the Company’s securities during the past two years.

ANNEX B
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Unless noted otherwise in the footnotes following the table, the following table is reprinted from the Company’s preliminary proxy statement filed with the SEC on April 1, 2024.

Certain Beneficial Owners

The following table sets forth information as to the beneficial ownership of each person known to Macy’s to own more than 5% of Macy’s outstanding common stock as of March 21, 2024 based on ownership reports filed by such persons with the SEC prior to that date.

NAME AND ADDRESS	DATE OF MOST RECENT SCHEDULE 13G FILING	NUMBER OF SHARES	PERCENT OF CLASS*
The Vanguard Group(1) 100 Vanguard Blvd. Malvern, PA 19355	February 13, 2024	34,969,639	12.71%
BlackRock, Inc.(2) 55 East 52nd Street New York, NY 10055	January 24, 2024	25,142,944	9.14%
Nomura Holdings, Inc.(3) 13-1, Nihonbashi 1-chome Chuo-ku, Tokyo 103-9645, Japan and Nomura Global Financial Products, Inc. Worldwide Plaza 309 West 49th Street New York, NY 10019	February 14, 2024	15,456,881	5.62%

*	Based on 275,156,796 shares of Macy’s common stock outstanding as of March 21, 2024.

(1)	Based on a Schedule 13G/A filed with the SEC by The Vanguard Group (Vanguard) on February 13, 2024. The Schedule 13G/A reports that, as of December 29, 2023, Vanguard had shared voting power over 93,738 shares, sole dispositive power over 34,581,163 shares and shared dispositive power over 388,476 shares of Macy’s common stock

(2)	Based on a Schedule 13G/A filed with the SEC by BlackRock, Inc. (Blackrock) on January 24, 2024. The Schedule 13G/A reports that, as of December 31, 2023, BlackRock had sole voting power over 24,103,849 shares and sole dispositive power over 25,142,944 shares of Macy’s common stock.

(3)	Based on a Schedule 13G filed with the SEC by Nomura Holdings, Inc. and Nomura Global Financial Products, Inc. on February 14, 2024. The Schedule 13G reports that, as of December 31, 2023:

•	Nomura Holdings, Inc. had shared voting power over 15,456,881 shares that consisted of (i) 12,377,979 shares of Common Stock owned by Nomura Global Financial Products, Inc. (NGFP), (ii) 2,889,700 shares of Common Stock underlying call options owned by NGFP that are exercisable within 60 days, and (iii) 189,202 shares of Common Stock owned by Nomura Securities International, Inc. (NSI). NGFP and NSI are wholly owned subsidiaries of Nomura Holdings, Inc., which accordingly may be deemed to beneficially own the shares of Common Stock beneficially owned by NGFP and NSI.

•	NGFP had shared voting power over 15,267,679 shares that consisted of (i) 12,377,979 shares of Common Stock and (ii) 2,889,700 shares of Common Stock underlying call options that are exercisable within 60 days.

B-1

Stock Ownership of Directors and Executive Officers

The following table sets forth the shares of Macy’s common stock beneficially owned (or deemed to be beneficially owned pursuant to SEC rules), as of March 21, 2024 by each director who is not an employee of Macy’s, by each executive named in the 2023 Summary Compensation Table, and by our directors and current executive officers as a group. The following table does not reflect stock credits issued under the Executive Deferred Compensation Plan or the Director Deferred Compensation Plan. The business address of each of the individuals named in the table is 151 West 34th Street, New York, New York 10001.

BENEFICIAL OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

	NUMBER OF SHARES		PERCENT OF
NAME	(1)	(2)	CLASS(3)
Emilie Arel	0	0	*
Francis S. Blake	10,000	0	*
Torrence N. Boone	0	0	*
Ashley Buchanan	0	0	*
Marie Chandoha	0	0	*
Naveen K. Chopra	0	0	*
Deirdre P. Connelly	10,842	0	*
Jill Granoff	0	0	*
William H. Lenehan	11,214	0	*
Sara Levinson	0	0	*
Douglas W. Sesler	188,551	162,197	*
Paul C. Varga	40,479	0	*
Tracey Zhen	0	0	*
Jeff Gennette	2,675,219	1,680,918	*
Tony Spring	529,854	306,568	*
Adrian V. Mitchell	141,986	42,888	*
Danielle L. Kirgan	638,615	332,060	*
Tracy Preston	0	0	*
Elisa D. Garcia	477,271	338,916	*
All Directors and Executive officers as a group (20 individuals)	4,744,655	2,869,444	<2%

*	Less than 1%.

(1)	Aggregate number of shares of Macy’s common stock currently held or which may be acquired within 60 days after March 21, 2024 through the exercise of options or the vesting of restricted stock units granted under the 2021 Equity Plan, the 2018 Equity Plan or the 2009 Omnibus Plan.

(2)	Number of shares of Macy’s common stock which may be acquired within 60 days after March 21, 2024 through the exercise of options or the vesting of restricted stock units granted under the 2021 Equity Plan, the 2018 Equity Plan and the 2009 Omnibus Plan.

(3)	Based on 275,156,796 shares of Macy’s common stock outstanding as of March 21, 2024.

B-2

Exhibit 1

The Board of Directors
Macy’s, Inc.

151 West 34th Street
New York, NY 10001

Dear Members of the Board:

We are writing to you on behalf of Arkhouse Management Co. LP (together with its affiliates, “Arkhouse”) and Brigade Capital Management, LP (together with its affiliates, “Brigade” and together with Arkhouse, “we”, “us” or the “Investor Group”). As investors holding a substantial stake in Macy’s, Inc.’s (NYSE: M) (“Macy’s” or the “Company”) through Arkhouse-managed funds, and based on extensive analysis of the Company’s public filings and our understanding of the Company’s industry and assets, we are pleased to present a non-binding proposal to acquire all of the outstanding common stock of Macy’s that we do not already own for $21.00 per share in cash. We are submitting this proposal to the Board of Directors (the “Board”) with the goal of facilitating a productive discussion and ultimately negotiating a mutually agreeable transaction that would provide superior value to stockholders. We see the potential for meaningful price improvement with reasonable access to standard and necessary information and diligence.

Arkhouse is a specialized investment firm with significant experience investing in private and public real estate markets with a proven track record of unlocking substantial stockholder value. Brigade is a global asset management firm with $25 billion of assets under management and a focus on the consumer and retail industry with both control and non-control investments, historically, in the department store industry including JCPenney, Sears, Bon-Ton, Neiman Marcus and Barneys.

As experienced retail and real estate investors, we believe in the long-term value of Macy’s operations and assets. We have spent considerable time and energy evaluating the Company and have concluded that Macy’s stockholders are unlikely to realize the full value of the Company’s assets if it remains a public company.

We believe our proposal gives the Company’s stockholders – many of whom have suffered through years of value erosion – an attractive opportunity to obtain immediate liquidity at a full and fair valuation, with a premium of 32.4% over the last closing stock price of $15.86 on November 30, 2023 and 56.8% over the Company’s 30-day volume-weighted adjusted stock price (“VWAP”) of $13.39. We are confident the Board shares our concern that many stockholders have endured negative returns over one-year (-29.7%), five-year (-42.9%) and ten-year (-55.9%) timeframes.1

We intend to finance the transaction with new debt and preferred equity and have obtained a letter, attached hereto, from Jefferies LLC (“Jefferies”) confirming that it is highly confident of its ability to arrange such financing, subject to customary conditions including the satisfactory completion of due diligence. The balance of the purchase price is expected to be funded in the form of common equity from funds and accounts managed by Arkhouse and Brigade.

We believe our proposal exceeds the present value of what the Company can be expected to achieve in the coming years absent a transaction. We also believe our proposal would be beneficial to the Company’s management and employees, with whom we envision working to grow Macy’s over the long term as a private company. Notwithstanding our interest in acquiring all of the Company’s outstanding stock, we are open to discussing the participation of the Company’s existing senior management in the proposed transaction at a future time (although such participation is not a condition to our proposal).

1Source: S&P Capital IQ as of November 30, 2023.

We have assembled a team of experienced advisors and counsel, including Jefferies as financial advisor and Cadwalader, Wickersham & Taft LLP as legal counsel, and we are well positioned to move quickly and efficiently toward consummating a transaction.

We are prepared to complete our confirmatory due diligence on an expedited basis without unduly burdening management during the important holiday season. To that end, we stand ready to execute a mutual non-disclosure agreement which will enable us to disclose additional details about our financing sources and strategy and allow for the Company to grant us access to the due diligence information necessary to finalize the terms of our proposal. Our due diligence can be conducted while concurrently negotiating documentation and finalizing a definitive agreement. We believe this can occur within the next 45-60 days upon access to appropriate information if the Board is prepared to proceed with us in good faith.

Given our commitment to the proposed transaction, we are prepared to pursue all necessary steps to provide the Company’s stockholders with an opportunity to realize the value inherent in our proposal.

Please note that this letter represents a non-binding indication of interest, and the proposed transaction would be subject to the completion of our confirmatory due diligence, negotiation and the execution of definitive agreements containing customary terms and conditions for a transaction of this type and size.

We look forward to progressing the conversation and request a response in the coming days.

Sincerely,

/s/ Gavriel Kahane	/s/ Jonathon Blackwell	/s/ Matthew Perkal

Gavriel Kahane	Jonathon Blackwell	Matthew Perkal

Managing Partner	Managing Partner	Partner

Arkhouse Management Co. LP	Arkhouse Management Co. LP	Brigade Capital Management, LP

Exhibit 2

Arkhouse Issues Statement on Macy’s, Inc.

January 21, 2024 06:00 PM Eastern Standard Time

NEW YORK--(BUSINESS WIRE)--Arkhouse Management Co. LP (together with its affiliates, “Arkhouse”, “we” or “us”), which owns a significant stake in Macy’s, Inc. (“Macy’s” or the “Company”) (NYSE: M), today issued the following statement from Arkhouse Managing Partners Gavriel Kahane and Jonathon Blackwell:

“In recent weeks, Arkhouse and our partner, Brigade Capital Management, LP, have engaged privately with Macy’s regarding a potential acquisition of the Company. Our investor group can confirm that we collectively have a significant stake in Macy’s through Arkhouse-managed funds and made a proposal to acquire the Company for $21.00 per share in cash on Dec. 1, 2023. The proposed purchase price represents a 32.4% premium to the unaffected stock price and a 56.8% premium to the Company’s 30-day volume weighted adjusted stock price as of Nov. 30, 2023.

We encourage the Company to respond to us this week, as it indicated, without further delaying substantive discussions. We see the potential for a meaningful increase to our original proposal if we are granted access to the necessary due diligence and, to that end, have offered to sign a mutual non-disclosure agreement to conduct this due diligence. We have conviction in the long-term success of Macy’s but believe that its potential will only be realized as a private company. We believe Macy’s investors support a privatization given the stock’s largest single-day gain in more than two years following media reports of our interest in acquiring the Company. In the absence of further updates, Macy’s shares have fallen — including after the Company’s announcement last Thursday of a broad-based restructuring.

Jefferies Group LLC has provided a highly confident letter supporting our ability to raise the necessary funds for the transaction. Following conversations between our respective advisors, Macy’s advisors confirmed that they had no further questions regarding our financing. We urge Macy’s to engage expeditiously in good faith discussions with the goal of achieving a mutually agreeable transaction that can provide superior value to stockholders. We are highly motivated to consummate an acquisition of Macy’s and are prepared to pursue all necessary steps, including direct engagement with stockholders, to achieve this goal.”

Advisors

Cadwalader, Wickersham & Taft LLP is serving as legal counsel and Longacre Square Partners is serving as strategic advisor to Arkhouse. Paul, Weiss, Rifkind, Wharton & Garrison LLP is serving as legal counsel and Jefferies Group LLC is serving as financial advisor to the buyer group.

About Arkhouse

Arkhouse takes a private equity approach to its public market investing, and employs selective shareholder engagement strategies, to unlock unrealized equity value caused by the mispricing of real assets in the public market. Arkhouse’s team of professionals have invested in a diverse range of asset classes and throughout the capital stack. This broad experience ensures a continuous flow of new investment opportunities and a creative approach to the sourcing, structuring, closing and management of those investments.

Contacts

Arkhouse
Longacre Square Partners
Scott Deveau / Joe Germani
arkhouse@longacresquare.com

Exhibit 3

Macy’s, Inc. Board of Directors Responds to Unsolicited Non-Binding Proposal from Arkhouse and Brigade

Arkhouse and Brigade Failed to Provide Evidence of a Viable Financing Plan and Unsolicited Proposal Lacks Compelling Value

Macy’s, Inc. Board Remains Open to Opportunities to Create Shareholder Value and Will Continue to Act in the Best Interest of All Shareholders

January 21, 2024 07:16 PM Eastern Standard Time

NEW YORK--(BUSINESS WIRE)--Macy’s, Inc. (NYSE: M) confirmed today that it received an unsolicited, non-binding proposal from Arkhouse Management Co. LP (“Arkhouse”) and Brigade Capital Management, LP (“Brigade”) to acquire all of the outstanding shares of the Company for $21.00 per share in cash on December 1, 2023, and that the Macy’s, Inc. Board of Directors (the “Board”) has determined that the non-binding proposal does not constitute a basis to enter into a non-disclosure agreement or provide any due diligence information to Arkhouse and Brigade.

The Macy’s, Inc. Board of Directors and management team are committed to driving long-term value and are open-minded about the best path to achieve this objective, regularly reviewing the Company’s structure, strategies and internal and external value-creation levers. Upon receipt of the unsolicited, non-binding proposal from Arkhouse and Brigade, consistent with its fiduciary duties, the Macy’s, Inc. Board conducted a careful review of the proposal in consultation with its independent legal, financial and real estate advisors.

Arkhouse and Brigade provided certain additional requested information relating to its financing plan, which the Board reviewed with the assistance of the Board’s advisors, but such additional information failed to address the Board’s concerns regarding Arkhouse and Brigade’s ability to finance their proposed transaction. Contrary to assertions by Arkhouse, Macy’s, Inc.’s financial advisors never stated there were no further questions regarding the financing plan for Arkhouse and Brigade’s proposal. As recently as January 15, 2024, Macy’s, Inc.’s financial advisors asked Jefferies, Arkhouse and Brigade’s financial advisor, whether there were any updates on the financing plan available to share with the Macy’s, Inc. Board, and no additional information was provided.

In light of the Board’s concerns, as well as the lack of compelling value in their non-binding proposal, the Board has determined not to enter into a non-disclosure agreement or provide any due diligence information to Arkhouse and Brigade.

“The Macy’s, Inc. Board of Directors and management team have a proven track record of evaluating a broad range of options to enhance shareholder value. Following careful consideration and efforts to gather additional information from Arkhouse and Brigade, the Board determined that Arkhouse and Brigade’s proposal is not actionable and that it fails to provide compelling value to Macy’s, Inc. shareholders,” said Jeff Gennette, Chairman and Chief Executive Officer of Macy’s, Inc. “We continue to be open to opportunities that are in the best interests of the Company and all of our shareholders.”

The full text of the letter sent by the Macy’s, Inc. Board to Arkhouse and Brigade is below:

January 21, 2024

Mr. Gavriel Kahane & Mr. Jonathon Blackwell
Arkhouse Management Co. LP

Mr. Matthew Perkal
Brigade Capital Management, LP

Dear Gavriel, Jonathon and Matthew,

I have conveyed to the Macy’s, Inc. Board of Directors the discussions we have had with respect to your December 1, 2023 non-binding proposal to acquire the Company, as well as the related discussions between the Company’s financial advisors and your financial advisor, Jefferies. Over the intervening period, the Board, with the assistance of its legal, financial and real estate advisors, has carefully reviewed the terms of your non-binding proposal, the accompanying letter from Jefferies and the additional information relating to your financing plan as relayed through Jefferies.

After consultation with our advisors, the Board continues to have serious reservations about your ability to finance your non-binding proposal. As an initial matter, the proposed financing plan remains entirely uncommitted and your “highly confident letter” is subject to numerous non-standard preconditions. Even were it to be less conditional, based upon advice from our advisors, we have significant concerns about the viability of the structure of your financing plan. For example, the Board has been advised that your proposed cash equity contribution of only 25% of the required capital is well below current market levels for similar transactions, and consequently, your proposed overall leverage is well in excess of what could likely be achieved in today’s marketplace and sustainable for a company in our sector. Based upon advice the Board has received, we believe that this quantum of indebtedness, as well as your reliance on a large amount of payment-in-kind securities, make it highly unlikely that your proposed financing structure could be successfully executed.

Given our concerns, which have not been addressed since my December 14, 2023 letter, as well as the lack of compelling value in your non-binding proposal, the Board does not see a basis to enter into a non-disclosure agreement or provide any due diligence information in response to your proposal. Such an exercise would unnecessarily distract our management team as it continues to drive value for shareholders through execution of our business strategy and value creation levers.

Should you have anything new to share, we continue to be open to opportunities that are in the best interests of Macy’s, Inc. and all of our shareholders.

Bank of America Securities and Wells Fargo are acting as financial advisors and Wachtell, Lipton, Rosen & Katz is acting as legal advisor to the Company.

About Macy’s, Inc.

At Macy’s, Inc. (NYSE: M), we are a trusted source for quality brands at great values from off-price to luxury. Across our iconic nameplates, including Macy’s, Bloomingdale’s and Bluemercury, we help our customers express their unique style and celebrate special moments, big and small. Headquartered in New York City, we operate one of retail’s largest e-commerce businesses integrated with a nationwide footprint to deliver the most convenient and seamless shopping experience. Our purpose is to create a brighter future with bold representation – so we can realize the full potential of every one of us. For more information, visit macysinc.com.

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based upon the current beliefs and expectations of Macy’s management and are subject to significant risks and uncertainties. Actual results could differ materially from those expressed in or implied by the forward-looking statements contained in this release because of a variety of factors, including Macy’s ability to successfully execute against its five growth vectors, including the ability to realize the anticipated benefits associated with the strategy, conditions to, or changes in the timing of proposed real estate and other transactions, prevailing interest rates and non-recurring charges, the effect of potential changes to trade policies, store closings, competitive pressures from specialty stores, general merchandise stores, off-price and discount stores, manufacturers’ outlets, the Internet and catalogs and general consumer spending levels, including the impact of the availability and level of consumer debt, possible systems failures and/or security breaches, the potential for the incurrence of charges in connection with the impairment of intangible assets, including goodwill, declines in credit card revenues, Macy’s reliance on foreign sources of production, including risks related to the disruption of imports by labor disputes, regional or global health pandemics, and regional political and economic conditions, the effect of weather, inflation, inventory shortage, labor shortages, the amount and timing of future dividends and share repurchases, our ability to execute on our strategies and achieve expectations related to environmental, social, and governance matters, and other factors identified in documents filed by the company with the Securities and Exchange Commission, including under the captions “Forward-Looking Statements” and “Risk Factors” in the company’s Annual Report on Form 10-K for the year ended January 28, 2023. Macy’s disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

Media – Chris Grams
communications@macys.com

Investors – Pamela Quintiliano
investors@macys.com

Exhibit 4

February 7, 2024

The Board of Directors
Macy’s, Inc.

151 West 34th Street
New York, NY 10001

Dear Members of the Board:

We are writing to you on behalf of Arkhouse Management Co. LP (together with its affiliates, “Arkhouse”) and Brigade Capital Management, LP (together with its affiliates, “Brigade” and, together with Arkhouse, “we”, “us”) to express our disappointment in your rejection of our Dec. 1, 2023, proposal to acquire Macy’s, Inc. (“Macy’s” or the “Company”) (NYSE: M) for $21.00 per share in cash. We had hoped to address any concerns you had before you rejected our proposal.

We understand you have questions about our ability to finance this transaction. Please be assured that we have highly credible financing sources to provide fully committed capital that, together with our equity contribution, would be more than sufficient to fund the transaction. We would like to reiterate that our proposed equity commitment will represent roughly 50% of the capital required for the transaction. The equity would be provided by Arkhouse, Brigade, One Investment Management US LLC and Fortress Investment Group LLC, a strategic real estate partner.

You have stated that our $21.00 per share offer “lacks compelling value.” While we think a 32.4% above the unaffected price is an attractive premium, we have also consistently indicated that $21.00 per share should not be viewed as our best and final offer and that we see the opportunity to meaningfully increase the purchase price of our proposal if we are granted access to customary diligence.

Finally, you raised concerns about the highly confident letter provided by Jefferies LLC. We are not aware of any “non-standard” conditions in the letter. No potential acquiror would have fully committed financing at this stage in a transaction given the level of due diligence we have been granted. We ask that you tell us what specifically concerns you. Each member of our investor group has significant experience obtaining and arranging debt financing for transactions of this type and we are certain that any issues you have could be easily addressed through a short phone call between our advisors.

We continue to be highly motivated to consummate an acquisition of the Company and stand ready to proceed expeditiously towards completing the requisite diligence and signing definitive documentation.

We look forward to resuming our negotiations and request a response in the coming days.

Sincerely,

/s/ Gavriel Kahane	/s/ Jonathon Blackwell	/s/ Matthew Perkal
Gavriel Kahane	Jonathon Blackwell	Matthew Perkal
Managing Partner	Managing Partner	Partner
Arkhouse Management Co. LP	Arkhouse Management Co. LP	Brigade Capital Management, LP

Exhibit 5

February 11, 2024

The Board of Directors
Macy’s, Inc.

151 West 34th Street
New York, NY 10001

Dear Members of the Board,

We understand that our investment bankers at Jefferies spoke with your financial advisors last Thursday, and that you continue to have some questions and requests with respect to our proposal to acquire 100% of the outstanding common stock of Macy’s Inc. (“Macy’s” or the “Company”). We believe that we have sufficiently responded to any outstanding issues you have, but we think it would be beneficial to both the Company and its stockholders that our efforts towards a constructive dialogue continue.

We are highly motivated to consummate a transaction. We are also aware that Macy’s deadline for submitting notice of director nominations and other stockholder proposals is fast approaching. In order to avoid any heightened tension that may accompany our submission of such a notice, we would greatly appreciate it if Macy’s would promptly, and in any event prior to 5:00 p.m., New York time, on Tuesday, February 13, 2024, (i) take all necessary corporate and other action that is required to postpone the deadline for submitting notice of director nominations and other stockholder proposals in respect of the Company’s 2024 annual meeting of stockholders to 5:00 p.m., New York time, on February 29, 2024, and (ii) confirm to us in writing that it has done the same.

Our counsel is cc’d to this letter.

We look forward to your prompt response.

Sincerely,

/s/ Gavriel Kahane

Gavriel Kahane

Managing Partner

Arkhouse Management Co. LP

ARKHOUSE MANAGEMENT CO. LP

106 W 56th Street, 17th Floor, New York, NY 10019 | (212) 465 - 1301 | info@arkhousefund.com

Exhibit 6

February 13, 2024

Mr. Gavriel Kahane

Arkhouse Management Co. LP
106 W 56th Street, 17th Floor
New York, NY 10019

Dear Gavriel,

The Board of Directors of Macy’s, Inc. has received your February 11, 2024 letter requesting an extension of the deadline to submit director nominations and shareholder proposals for the Company’s 2024 Annual Meeting of Shareholders and a response by 5:00 PM today. Our by-laws clearly set out the deadlines for submission of director nominations and shareholder proposals, and we intend to follow these well-established procedures for an orderly and timely meeting in accordance with applicable law.

Should you choose to nominate director candidates, the Board’s Nominating and Corporate Governance Committee will evaluate the nominations in due course consistent with our by-laws. The Board remains open to opportunities that will create shareholder value and will continue to take actions that we believe are in the best interests of the Company and all of our shareholders.

On behalf of the Board of Directors,

/s/ Jeff Gennette
Jeff Gennette Chairman

Exhibit 7

Macy’s, Inc. Announces Receipt of Director Nominations from Arkhouse

Reiterates Board and Management’s Commitment to Long-Term Value Creation

February 20, 2024 07:30 AM Eastern Standard Time

NEW YORK--(BUSINESS WIRE)--Macy’s, Inc. (NYSE: M) announced today that its Board of Directors (the “Board”) has received notice from Arkhouse Management Co. LP (“Arkhouse”) that it has nominated nine individuals to stand for election to the Macy’s, Inc. Board of Directors at the Company’s 2024 Annual Meeting. Macy’s, Inc. issued the following statement:

Macy’s, Inc. has a diverse, experienced and engaged Board who collectively bring expertise in areas relevant to Macy’s, Inc.’s business, strategy and guiding the Company in creating shareholder value. Our Board of Directors and management team are open to value creation opportunities, and we have a proven track record of evaluating a broad range of options with that objective in mind.

Over the past year as part of our leadership succession plan, our Board, together with our management team, has taken a critical look across all aspects of our business to develop a forward-looking strategy that leverages our strengths, heritage, and previous investments with a focus on customer experience across omni-channel nameplates and platforms. We look forward to sharing more on this value-creating strategy as part of our fourth quarter and full year 2023 earnings report.

These director nominations by Arkhouse follow the December 1, 2023 unsolicited, non-binding proposal from Arkhouse and Brigade to acquire all of the outstanding shares of the Company for $21.00 per share in cash. In regard to the proposal:

•	As previously announced, upon receipt of the proposal and consistent with its fiduciary duties, the Board conducted a careful review of the proposal in consultation with its independent legal, financial and real estate advisors.

•	Given concerns by the Board and our advisors about Arkhouse and Brigade’s ability to successfully execute the financing plan included with their proposal, we requested additional information, but such limited additional information provided by Arkhouse, Brigade and their financial advisor failed to address the Board’s concerns.

•	Ultimately, the Board determined that the proposal was not actionable and lacked compelling value.

•	Subsequently, and in keeping with the Board and management team’s openness to considering opportunities to enhance shareholder value, we directed our financial advisors to engage again with Arkhouse and Brigade’s financial advisor. The purpose of our outreach was to provide further clarity for Arkhouse and Brigade regarding the types of additional financing information they could provide to potentially advance discussions with the Board.

•	Rather than make any attempt to provide additional information, Arkhouse instead sent a letter to our Board on Sunday, February 11, 2024, requesting we extend our director nomination window by 10 days and claiming inaccurately that they had responded to any outstanding issues.

Arkhouse and Brigade have yet to provide any financing details that would enhance the actionability of their proposal despite multiple opportunities to do so, and instead of attempting a constructive dialogue, Arkhouse has chosen to launch a proxy contest.

Notwithstanding the sole objective of Arkhouse is a sale of Macy’s Inc., our Nominating and Corporate Governance Committee will evaluate Arkhouse’s director candidates.

We value the perspectives of Macy’s, Inc. shareholders and look forward to an ongoing dialogue with them about our performance, strategic direction and value creation opportunities. The Board and management team will continue to take actions that we believe are in the best interests of the Company and all of our shareholders.

The Board will present its recommendation with respect to the election of directors in the Company’s proxy statement, which will be filed with the Securities and Exchange Commission ahead of the Company’s 2024 Annual Meeting. The 2024 Annual Meeting date has not yet been finalized.

Bank of America Securities and Wells Fargo are acting as financial advisors and Wachtell, Lipton, Rosen & Katz is acting as legal advisor to the Company.

About Macy’s, Inc.

At Macy’s, Inc. (NYSE: M), we are a trusted source for quality brands at great values from off-price to luxury. Across our iconic nameplates, including Macy’s, Bloomingdale’s and Bluemercury, we help our customers express their unique style and celebrate special moments, big and small. Headquartered in New York City, we operate one of retail’s largest e-commerce businesses integrated with a nationwide footprint to deliver the most convenient and seamless shopping experience. Our purpose is to create a brighter future with bold representation – so we can realize the full potential of every one of us. For more information, visit macysinc.com.

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based upon the current beliefs and expectations of Macy’s management and are subject to significant risks and uncertainties. Actual results could differ materially from those expressed in or implied by the forward-looking statements contained in this release because of a variety of factors, including Macy’s ability to successfully execute against its five growth vectors, including the ability to realize the anticipated benefits associated with the strategy, conditions to, or changes in the timing of proposed real estate and other transactions, prevailing interest rates and non-recurring charges, the effect of potential changes to trade policies, store closings, competitive pressures from specialty stores, general merchandise stores, off-price and discount stores, manufacturers’ outlets, the Internet and catalogs and general consumer spending levels, including the impact of the availability and level of consumer debt, possible systems failures and/or security breaches, the potential for the incurrence of charges in connection with the impairment of intangible assets, including goodwill, declines in credit card revenues, Macy’s reliance on foreign sources of production, including risks related to the disruption of imports by labor disputes, regional or global health pandemics, and regional political and economic conditions, the effect of weather, inflation, inventory shortage, labor shortages, the amount and timing of future dividends and share repurchases, our ability to execute on our strategies and achieve expectations related to environmental, social, and governance matters, and other factors identified in documents filed by the company with the Securities and Exchange Commission, including under the captions “Forward-Looking Statements” and “Risk Factors” in the company’s Annual Report on Form 10-K for the year ended January 28, 2023. Macy’s disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Important Additional Information Regarding Proxy Solicitation

Macy’s intends to file a proxy statement and WHITE proxy card with the SEC in connection with the solicitation of proxies for the Company’s 2024 Annual Meeting of Shareholders (the “Proxy Statement” and such meeting the “2024 Annual Meeting”). Macy’s, its directors and certain of its executive officers will be participants in the solicitation of proxies from shareholders in respect of the 2024 Annual Meeting. Information regarding the names of Macy’s directors and executive officers and their respective interests in Macy’s by security holdings or otherwise is set forth in the Company’s proxy statement for the 2023 Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on April 3, 2023 (the “2023 Proxy Statement”) and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/794367/000155837023005400/m-20230519xdef14a.htm. Please refer to the sections captioned “Stock Ownership,” “Fiscal 2022 Non-Employee Director Compensation Table” and “Compensation of the Named Executive Officers in 2022” in the 2023 Proxy Statement. To the extent holdings of such participants in Macy’s securities have changed since the amounts described in the 2023 Proxy Statement, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC. Additional information can also be found in Macy’s Annual Report on Form 10-K for the year ended January 28, 2023, filed with the SEC on March 24, 2023 and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/794367/000162828023009154/m-20230128.htm. Details concerning the nominees of the Macy’s Board of Directors for election at the 2024 Annual Meeting will be included in the Proxy Statement. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND STOCKHOLDERS OF MACY’S ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH OR FURNISHED TO THE SEC, INCLUDING MACY’S DEFINITIVE PROXY STATEMENT AND ANY AMENDMENTS AND SUPPLEMENTS THERETO BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These documents, including the definitive Proxy Statement (and any amendments or supplements thereto) and other documents filed by Macy’s with the SEC, are available for no charge at the SEC’s website at http://www.sec.gov and at Macy’s investor relations website at https://macysinc.com/investors.

Contacts

Media – Chris Grams
communications@macys.com

Investors – Pamela Quintiliano
investors@macys.com

Exhibit 8

Arkhouse Nominates Nine Highly Qualified, Independent Candidates for Election to Macy’s Board of Directors

Introduces Slate of Seasoned Leaders with the Necessary Retail, Real Estate and Capital Markets Expertise to Ensure the Board Explores All Potential Avenues to Maximize Shareholder Value

In Light of Ongoing Delay Tactics and the February 19th Director Nomination Deadline, Arkhouse Has Acted to Protect the Rights of All Shareholders

Arkhouse Provided Clear Financing Details to Macy’s, Disclosing Names of Highly Regarded Partners for 50% Equity Component of Proposed Transaction

February 20, 2024 01:10 PM Eastern Standard Time

NEW YORK--(BUSINESS WIRE)--Arkhouse Management Co. LP (together with its affiliates, “Arkhouse”, “we” or “us”), which has a 4.4% economic exposure in Macy’s, Inc. (“Macy’s”, or the “Company”) (NYSE: M), today announced it has nominated nine independent, highly qualified candidates for election to the Company’s Board of Directors (the “Board”) at the 2024 Annual Meeting of Shareholders (the “Annual Meeting”).

Gavriel Kahane and Jonathon Blackwell, Arkhouse Managing Partners, said:

“Arkhouse and its partner, Brigade Capital Management, submitted a proposal on Dec. 1, 2023, to acquire all the outstanding shares of Macy’s we didn’t already own for $21.00 per share. After more than seven weeks of limited progress and the Board’s unwillingness to meaningfully engage, our proposal was rejected over alleged concerns about our financing sources and the purchase price.

We have persisted in our attempts to resolve any supposed concerns privately with the Board since the Company’s rejection of our proposal. To that end, we provided the Board with additional details regarding our financing, including names of our highly regarded equity partners – which have more than $75 billion in combined assets under management – for the 50% equity component of the transaction. We also reminded the Board that we remain optimistic that we will be able to increase the proposed purchase price based on customary due diligence, which the Company has refused to grant us. Finally, we requested that the Board extend the February 19th deadline for director nominations so that we could continue to engage privately, which was also rejected, forcing us to nominate directors.

The Board’s history of poor performance and continued refusal to engage constructively with our credible and motivated buyer group have led us to the decision to nominate a slate of highly qualified, independent directors to reconstitute Macy’s Board. While we do not make this decision lightly, we did so to preserve our ability to protect the rights of all shareholders. We firmly believe that our slate of nominees possesses the necessary backgrounds and expertise to evaluate all potential avenues to unlock the substantial unrealized value at the Company that the current directors appear unwilling to pursue. We urge the Board to specifically identify any additional information they are seeking regarding our financing so that we may alleviate any of their outstanding concerns.”

Arkhouse’s nine-member slate of director candidates includes:

Richard (Ric) Clark

Mr. Clark possesses nearly four decades of real estate, mergers and acquisitions and capital markets experience that would be extremely valuable to the Macy’s Board.

•	Currently the Co-Founder and Managing Partner of WatermanCLARK, a vertically integrated real estate investment and operating company.

•	Prior to that, spent three decades at Brookfield Corp. and its predecessors (NYSE: BN), serving in various leadership roles, including Chairman and Chief Executive Officer of Brookfield Property Group, Brookfield Property Partners and Brookfield Office Properties.

•	Under his leadership, Brookfield’s real estate group grew its assets under management from $5 billion to more than $200 billion and expanded globally in office, multifamily, industrial, hotel and retail real estate.

•	Serves as Chairman of the Alliance for Downtown New York and the Downtown-Lower Manhattan Association and serves on several real estate executive committees.

•	Holds a Bachelor of Science in Business from Indiana University of Pennsylvania.

Richard L. Markee

Mr. Markee has extensive retail leadership experience both as CEO and as a director on numerous public company boards, which would be extremely valuable to the Macy’s Board.

•	Currently serves on the board of Five Below, Inc. (NASDAQ: FIVE).

•	Previously served in various roles at Vitamin Shoppe, Inc., including as Non-Executive Chairman, Executive Chairman and Chief Executive Officer.

•	Also held senior positions at Toys “R” Us, Inc., including Vice Chairman, and President of Babies “R” Us and Toys “R” Us U.S.

•	Previously served as a director of Collective Brands, Inc., the Sports Authority, Inc., Dorel Industries Inc. (TSX: DII.B) and Pet Supplies Plus.

•	Holds a Bachelor of Arts from the University of Wisconsin.

Mohsin (Mo) Y. Meghji

Mr. Meghji is a nationally recognized turnaround professional with over three decades of experience reviving companies experiencing financial, operational or strategic transitions that would be extremely valuable to the Macy’s Board.

•	Currently the Managing Partner and Chief Executive Officer of M3 Partners.

•	Served as the Chief Restructuring Officer of Sears Holdings Corp. and Barneys Inc., among others.

•	Previously served as a director on the board of Macy’s PropCo Holdings, LLC, as well as a board member of Frontier Communications Parent, Inc. (NASDAQ: FYBR), Toys “R” Us, Inc., Philadelphia Energy Solutions Refining and Marketing LLC, Shopko Stores Operating Co, LLC and others.

•	Graduate of the Schulich School of Business at York University and has taken executive courses at INSEAD. Qualified as a UK and Canada Chartered Accountant and a U.S. Certified Turnaround Professional.

Mitchell Schear

Mr. Schear has more than 40 years of leadership, technology, innovation, real estate development, management and investing experience at both public and private companies that would be extremely valuable to the Macy’s Board.

•	Founder of Ten Square, a real estate focused investment firm for start-ups and venture capital funds.

•	Previously served as President of real estate companies Vornado/Charles E. Smith and the Kaempfer Co., as well as the Executive Partner at venture capital firm Camber Creek.

•	Served as a trustee at real estate investment trust JBG Smith Properties (NYSE: JBGS), and on numerous other public and private boards, task forces and advisory committees, including the Facilities Committee of the Smithsonian Institution’s Board of Regents and the Virginia Governor’s Revenue Commission.

•	Holds a Bachelor’s Degree from Hobart and William Smith Colleges and a Master of Business Administration from George Washington University.

Nadir Settles

Mr. Settles has significant expertise in real estate and sustainable investing and extensive experience in operations, innovation, and business and product development that would be extremely valuable to the Macy’s Board.

•	Currently Global Head of Impact Investing at Nuveen Real Estate, one of the largest investment managers in the world. Also serves as Head of Investments for the New York MSA for opportunistic value-add investments.

•	Has served on the Board of Governors for the Real Estate Board of New York and the Citizens Housing and Planning Council.

•	Prior to that, was involved in asset management and acquisitions at Silverstein Properties Inc. and RLJ Lodging Trust (NYSE: RLJ).

•	Holds a Bachelor of Arts in business from St. John’s University, a Master of Business Administration from Villanova School of Business and a Master of Science in Real Estate Finance from New York University.

Gerald (Jerry) L. Storch

Mr. Storch is a seasoned executive known for pioneering e-commerce at retailers and has significant public company leadership experience that would be extremely valuable to the Macy’s Board.

•	Currently the Chief Executive Officer of Storch Advisors, a consulting firm specializing in retail.

•	Former Chief Executive Officer and director of Hudson’s Bay Co. and former Vice Chairman of Target Corp. (NYSE: TGT).

•	Currently serves on the board of Bristol Myers Squibb Co. (NYSE: BMY) and Fanatics, a large private e-commerce and sports platform.

•	Previously held the positions of Chairman and Chief Executive Officer of Toys “R” Us, Inc., and non-executive chairman of SUPERVALU Inc.

•	Earlier in his career, worked at McKinsey & Co. with a focus on consumer goods and financial services.

•	Holds a Master of Business Administration from Harvard Business School, a Bachelor of Arts in Economics from Harvard College and a Doctor of Law from Harvard Law School.

Sharen J. Turney

Ms. Turney is a seasoned retail executive with more than 30 years of experience growing world-class brands and launching e-commerce businesses across department, luxury and specialty concepts that would be extremely valuable to the Macy’s Board.

•	Former Chief Executive Officer of Victoria’s Secret and Victoria’s Secret Direct, the brand’s catalogue and e-commerce business.

•	Previously served as Chief Executive Officer of fashion retailers Gloria Jeans and Neiman Marcus Direct.

•	Currently serves as an independent director at Paycom Software, Inc. (NYSE: PAYC) and Academy Sports and Outdoor Inc. (NASDAQ: ASO).

•	Has served as an advisor to several retailers and technology companies and previously served on the boards of Happy Socks AB, M/I Homes Inc. (NYSE: MHO), and FULLBEAUTY Brands.

•	Holds a Bachelor of Arts degree in business education from the University of Oklahoma.

Andrea M. Weiss

Ms. Weiss has more than 35 years in executive roles in the consumer and fashion industry and has extensive experience in marketing, consumer behavior, global retail, e-commerce and brand development that would be extremely valuable to the Macy’s Board.

•	Co-founder of consulting firm The O Alliance LLC and an independent director at O’Reilly Automotive Inc. (NASDAQ: ORLY) and Premier Investments LLC (PMV.AX), a holding company for multiple fashion brands and retail concepts.

•	Held senior leadership roles at well-known retailers Ann Taylor, Bath & Body Works Inc. (NYSE: BBWI), Guess? Inc. (NYSE: GES) and L Brands and was the executive Chairwoman of Grupo Cortefiel in Spain.

•	Previously served on the board of Cracker Barrel Old Country Store, Inc. (NASDAQ: CBRL) and was a trustee at RPT Realty.

•	Holds a Bachelor of Fine Arts from Viriginia Commonwealth University and holds a Master of Business Administration from Johns Hopkins Business School with post-graduate studies at Harvard University and Northwestern University.

Isaac Zion

Mr. Zion has decades of experience in executive management, investments and transactions that would be extremely valuable to the Macy’s Board.

•	Currently Managing Principal at Acram Group, a real estate investment, development and management firm for mixed-use properties across the U.S.

•	Prior to Acram, served as co-Chief Investment Officer of SL Green Realty Corp. (NYSE: SLG), where he played a significant role in executing public-private partnerships between SL Green, the City of New York and the MTA, and was a key investment professional behind the development of One Vanderbilt.

•	Earlier in his career, held senior positions at Tishman Speyer and Insignia/ESG Consulting Group.

•	Member of the Real Estate Board of New York, the Urban Land Institute and other philanthropic endeavors.

•	Holds a Bachelor of Science in management and finance from Binghamton University and a Master of Business Administration from New York University.

Advisors

Cadwalader, Wickersham & Taft LLP is serving as legal counsel and Longacre Square Partners is serving as strategic advisor to Arkhouse. Morrow Sodali is serving as proxy advisor. Paul, Weiss, Rifkind, Wharton & Garrison LLP is serving as legal counsel and Jefferies LLC is serving as financial advisor to the buyer group.

About Arkhouse

Arkhouse is a New York-based investment firm that takes a private equity approach to investing in the public markets. Arkhouse focuses on M&A strategies to unlock value dislocations created by the mispricing of assets across public and private markets. Arkhouse’s team of professionals consists of real estate and public equity specialists who have closed more than $25 billion worth of real estate transactions and have an 18-year shareholder activism track record.

Cautionary Statement Regarding Forward-Looking Statements

This press release does not constitute an offer to sell or solicitation of an offer to buy any of the securities described herein in any state to any person. The information herein contains “forward-looking statements”. Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “potential,” “targets,” “forecasts,” “seeks,” “could,” “should” or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals are forward-looking. Forward-looking statements are subject to various risks and uncertainties and assumptions. There can be no assurance that any idea or assumption herein is, or will be proven, correct or that any of the objectives, plans or goals stated herein will ultimately be undertaken or achieved. If one or more of such risks or uncertainties materialize, or if Arkhouse’s underlying assumptions prove to be incorrect, the actual results may vary materially from outcomes indicated by these statements. Accordingly, forward-looking statements should not be regarded as a representation by Arkhouse that the future plans, estimates or expectations contemplated will ever be achieved.

Certain Information Concerning the Participants

Arkhouse Value Fund I LP (“Arkhouse Value Fund I”) and the other Participants (as defined below) expect to file a preliminary proxy statement and accompanying universal proxy card with the Securities and Exchange Commission (the “SEC”) to be used to solicit proxies for, among other matters, the election of its slate of director nominees to the Board at the Annual Meeting. Promptly after filing its definitive proxy statement with the SEC, Arkhouse Value Fund I LP expects to mail the Participants’ definitive proxy statement and accompanying universal proxy card to each stockholder entitled to vote at the Annual Meeting.

The participants in the proxy solicitation are Arkhouse Value Fund I, Arkhouse Value Fund II LP (“Arkhouse Value Fund II”, and together with Arkhouse Value Fund I, the “Arkhouse Value Funds”), Arkhouse Co-Investment III LP (“Arkhouse Co-Investment III”), Arkhouse Equity Investors LLC (“Arkhouse Equity Investors”), Arkhouse Equities Fund LLC (“Arkhouse Equities Fund”, and together with the Arkhouse Value Funds, Arkhouse Co-Investment III and Arkhouse Equity Investors, the “Arkhouse Stockholders”), Arkhouse Value Fund GP LLC (“Arkhouse Value Fund GP”), Arkhouse Co-Investment III GP LLC (“Arkhouse Co-Investment III GP”), Arkhouse Real Estate Activism Fund MM LLC (“Arkhouse MM”), Arkhouse Manager LLC (“Arkhouse Manager”), Arkhouse Management Co. LP (“Arkhouse Management”), Arkhouse GP LLC (“Arkhouse GP”), Jonathon Blackwell, Gavriel Kahane and George Hebard (all of the forgoing persons, together, the “Arkhouse Parties”), along with the nominees (the “Nominees”) Richard Clark, Richard L. Markee, Mohsin Y. Meghji, Mitchell Schear, Nadir Settles, Gerald L. Storch, Sharen J. Turney, Andrea M. Weiss and Isaac Zion (the Arkhouse Parties and the Nominees, collectively, the “Participants”).

As of the date hereof, Arkhouse Parties in the aggregate directly own or have the right to acquire within 60 days 4,021,687 shares of common stock of Macy’s, par value $0.01 per share (the “Common Stock”) and hold long positions in cash-settled American call options referencing a further 17,014,610 shares of Common Stock, in each case as further detailed below. As of the date hereof, (i) Arkhouse Value Fund I directly holds 2,750,880 shares of Common Stock, comprised of 1,000 shares of Common Stock held in record name and 2,749,880 shares of Common Stock held in “street name”, and holds long positions in cash-settled American call options referencing a further 15,947,798 shares of Common Stock; (ii) Arkhouse Value Fund II directly holds 155,952 shares of Common Stock in “street name”, and holds long positions in cash-settled American call options referencing a further 1,066,812 shares of Common Stock; (iii) Arkhouse Co-Investment III directly holds 447,898 shares of Common Stock in “street name”, (iv) Arkhouse Equity Investors directly holds 70,527 shares of Common Stock in “street name”; (v) Arkhouse Equities Fund directly holds 416,430 shares of Common Stock in “street name”, and also directly holds 1,800 American call options currently exercisable for 180,000 shares of Common Stock; (vi) Arkhouse Value Fund GP, as the general partner of each of the Arkhouse Value Funds, may be deemed to beneficially own all of the 2,906,832 shares of Common Stock beneficially owned in aggregate by the Arkhouse Value Funds; (vii) Arkhouse Co-Investment III GP, as the general partner of Arkhouse Co-Investment III, may be deemed to beneficially own all of the 447,898 shares of Common Stock beneficially owned by Arkhouse Co-Investment III; (viii) Arkhouse MM, as the manager of Arkhouse Equities Fund, may be deemed to beneficially own all of the 596,430 shares of Common Stock (including the 180,000 shares of Common Stock underlying the 1,800 American call options held by Arkhouse Equities Fund) beneficially owned by Arkhouse Equities Fund; (ix) Arkhouse Manager, as the managing member of Arkhouse MM and manager of Arkhouse Equity Investors, may be deemed to beneficially own all of the 596,430 shares of Common Stock beneficially owned by Arkhouse MM and all of the 70,527 shares of Common Stock beneficially owned by Arkhouse Equity Investors; (x) Arkhouse Management, as the investment manager to each of the Arkhouse Stockholders, may be deemed to beneficially own all of the 4,021,687 shares of Common Stock (including the 180,000 shares of Common Stock underlying the 1,800 American call options held by Arkhouse Equities Fund) beneficially owned in aggregate by the Arkhouse Stockholders; (xi) Arkhouse GP, as the general partner of Arkhouse Management, may be deemed to beneficially own all of the 4,021,687 shares of Common Stock (including the 180,000 shares of Common Stock underlying the 1,800 American call options held by Arkhouse Equities Fund) beneficially owned in aggregate by Arkhouse Management; (xii) Mr. Blackwell, as the managing member of Arkhouse GP, Arkhouse Co-Investment III GP, Arkhouse Value Fund GP and Arkhouse Manager, may be deemed to beneficially own all of the 4,021,687 shares of Common Stock (including the 180,000 shares of Common Stock underlying the 1,800 American call options held by Arkhouse Equities Fund) beneficially owned in aggregate by Arkhouse GP, Arkhouse Co-Investment III GP, Arkhouse Value Fund GP and Arkhouse Manager; (xiii) Mr. Kahane, through his status as a member of Arkhouse GP, Arkhouse Co-Investment III GP, Arkhouse Value Fund GP and Arkhouse Manager, may be deemed to beneficially own all of the 4,021,687 shares of Common Stock (including the 180,000 shares of Common Stock underlying the 1,800 American call options held by Arkhouse Equities Fund) beneficially owned in aggregate by Arkhouse GP, Arkhouse Co-Investment III GP, Arkhouse Value Fund GP and Arkhouse Manager; and (xiv) Mr. Hebard directly holds 140,000 shares of Common Stock in “street name”, and may be deemed to beneficially own a further 6,500 shares of Common Stock. As of the date hereof, none of the Nominees own beneficially or of record any shares of Common Stock.

IMPORTANT INFORMATION AND WHERE TO FIND IT

ARKHOUSE STRONGLY ADVISES ALL STOCKHOLDERS OF MACY’S TO READ BOTH THE PARTICIPANTS’ PROXY STATEMENT AND MACY’S’ PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT WWW.SEC.GOV. THE PARTICIPANTS’ DEFINITIVE PROXY STATEMENT, WHEN FILED, AND OTHER RELEVANT DOCUMENTS, WILL ALSO BE AVAILABLE ON THE SEC WEBSITE, FREE OF CHARGE. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR, MORROW SODALI LLC (STOCKHOLDERS CAN CALL TOLL-FREE: +1 (800) 662-5200).

Contacts

For Investors:
Morrow Sodali LLC
Geoffrey Weinberg / Paul Schulman / Jonathan Eyl
1 (800) 662-5200
Macys@info.morrowsodali.com

For Media:
Longacre Square Partners
Scott Deveau / Joe Germani
arkhouse@longacresquare.com

Exhibit 9

Macy’s, Inc. Announces “A Bold New Chapter” – Challenging the Status Quo to Fundamentally Reposition the Company, Enhance the Customer Experience, Deliver Growth and Unlock Shareholder Value

February 27, 2024

Strengthens the Macy’s Nameplate, Accelerates Luxury Growth and Simplifies and Modernizes End-to-End Operations

Focuses Macy’s resources by closing approximately 150 underproductive locations through 2026

Prioritizes Macy’s investments in approximately 350 go-forward locations

Expands Bloomingdale’s and Bluemercury footprint by up to 45 locations through 2026

Monetizes $600-$750 million of assets through 2026

NEW YORK--(BUSINESS WIRE)-- Macy’s, Inc. (NYSE: M) today announces its new strategy, A Bold New Chapter, designed to return Macy’s, Inc. to enterprise growth. Developed by the Macy’s, Inc. leadership team, with the full support of the board of directors, the strategy balances the art and science of retail and is informed by comprehensive customer research.

“A Bold New Chapter serves as a strong call to action. It challenges the status quo to create a more modern Macy’s, Inc. We are making the necessary moves to reinvigorate relationships with our customers through improved shopping experiences, relevant assortments and compelling value,” said Tony Spring, chief executive officer, Macy’s, Inc. “Our teams are energized by the work ahead as we accelerate our path to market share gains, sustainable, profitable growth and value creation for our shareholders.”

A Bold New Chapter

The new strategy aligns the Macy’s, Inc. team across three strategic priorities:

•	Strengthen the Macy’s Nameplate: Macy’s plans to put the customer first, prioritizing three key areas to return to top-line growth: 1) Revitalizing the assortment to improve both relevance and value; 2) Modernizing the shopping environment to facilitate a convenient, easy, and frictionless customer experience across channels with continued focus on digital excellence; and 3) Focusing resources by closing approximately 150 underproductive locations, including approximately 50 by the end of the fiscal year, and prioritizing investment in approximately 350 go-forward locations and the continued expansion of small-format stores.

•	Accelerate Luxury Growth: Macy’s, Inc. plans to take advantage of its leadership position in the luxury market, where Bloomingdale’s and Bluemercury have been outperformers within the Macy’s, Inc. portfolio and across the broader luxury landscape, by further growing its store fleet and digital presence. As part of the strategy, approximately 15 Bloomingdale’s nameplate stores and at least 30 new Bluemercury stores, along with roughly 30 Bluemercury remodels are anticipated to be opened in new and existing markets over the next three years.

•	Simplify and Modernize End-to-End Operations: Over the next three years, the organization plans to rationalize and monetize the supply chain asset portfolio, streamline fulfillment, improve inventory planning and allocation, and deliver a scalable technology platform. Across the organization, Macy’s, Inc. plans to align operations to anticipated future omni-demand and deliver a more efficient operating model that will allow the organization to better serve customers.

Financial Outcomes

With a strong financial foundation, Macy’s, Inc. is positioned to successfully drive sustainable, profitable growth and create shareholder value. Beginning in 2025, Macy’s, Inc. expects:

•	Low-single-digit annual comparable Owned + Licensed + Marketplace sales growth;

•	Annual SG&A dollar growth below the historic rate of inflation of 2%-3%;

•	Annual Adjusted EBITDA dollar growth in the mid-single-digit range;

•	Capital spend to be below 2024 levels; and

•	Free cash flow to return to pre-pandemic levels.

About Macy’s, Inc.

Macy’s, Inc. (NYSE: M) is a trusted source for quality brands through our iconic nameplates – Macy’s, Bloomingdale’s and Bluemercury. Headquartered in New York City, our comprehensive digital and nationwide footprint empowers us to deliver a seamless shopping experience for our customers. For more information, visit www.macysinc.com.

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based upon the current beliefs and expectations of Macy’s management and are subject to significant risks and uncertainties. Actual results could differ materially from those expressed in or implied by the forward-looking statements contained in this release because of a variety of factors, including Macy’s ability to successfully implement A Bold New Chapter strategy, including the ability to realize the anticipated benefits within the expected time frame or at all, conditions to, or changes in the timing of proposed real estate and other transactions, prevailing interest rates and non-recurring charges, the effect of potential changes to trade policies, store closings, competitive pressures from specialty stores, general merchandise stores, off-price and discount stores, manufacturers’ outlets, the Internet and catalogs and general consumer spending levels, including the impact of the availability and level of consumer debt, possible systems failures and/or security breaches, Macy’s reliance on foreign sources of production, including risks related to the disruption of imports by labor disputes, regional or global health pandemics, and regional political and economic conditions, the effect of weather, inflation, and labor shortages, the amount and timing of future dividends and share repurchases, our ability to execute on our strategies or achieve expectations related to environmental, social, and governance matters, and other factors identified in documents filed by the company with the Securities and Exchange Commission, including under the captions “Forward-Looking Statements” and “Risk Factors” in the company’s Annual Report on Form 10-K for the year ended January 28, 2023. Macy’s disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Media – Kah Yee Teh and Chris Grams

communications@macys.com

Investors – Pamela Quintiliano

investors@macys.com

Source: Macy’s, Inc.

Exhibit 10

CONFIDENTIAL

March 3, 2024

The Board of Directors
Macy’s, Inc.

151 West 34th Street
New York, NY 10001

Dear Members of the Board:

While we remain frustrated with your delay tactics and continued refusal to engage with us, we write you (the “Board”) again on behalf of Arkhouse Management Co. LP (together with its affiliates, “Arkhouse”) and Brigade Capital Management, LP (together with its affiliates, “Brigade” and together with Arkhouse “we”, “us”) to communicate our steadfast ability and conviction to acquire all of the outstanding stock of Macy’s Inc. (“Macy’s” or the “Company,” and our potential acquisition thereof, the “Transaction”).

We have indicated to you and your advisors on numerous occasions that our equity commitment will represent 50% of the capital required for the Transaction. To be crystal clear on this point, attached to this letter is a detailed sources and uses table for the Transaction. We also have signed commitments representing the full amount of equity financing for this Transaction and are prepared to share them under a confidentiality agreement with the Company. Additionally, we and our advisors have identified large global institutional financing sources for each debt component of the Transaction with strong interest in finalizing commitments during a customary diligence process.

Knowing the sophistication of the Board and its advisors, the claim that our financing plan is not actionable is surprising given the fundamental impediment to our obtaining fully committed financing is your refusal to grant us the necessary diligence. In fact, the size of our equity commitment and the quality and experience of our investor group make our financing plan eminently actionable and we are confident that the Company’s stockholders would share that view (and share our disappointment in your refusal to engage with us).

After reviewing the Company’s fourth quarter and full-year 2023 earnings, we are prepared to increase our purchase price to $24.00 per share in cash, which represents a 51% premium to the Company’s unaffected stock price and a 33% premium to the Company’s current stock price after the market rejected the Company’s new strategic plan. In addition, we continue to see the opportunity to further increase our proposed purchase price if we are granted access to customary diligence. We sincerely hope the Board and its advisors are not so entrenched in their views regarding the future of the Company that they would not evaluate our proposal in good faith.

We continue to be highly motivated to consummate the Transaction (including potentially at an even higher purchase price per share if granted access to diligence) and stand ready to proceed expeditiously towards completing the requisite diligence, providing the Board with fully executed commitment letters with our debt and equity financing partners and signing definitive documentation with the Company.

We look forward to receiving the requested guidance and continuing our negotiations in the coming days.

Sincerely,

Gavriel Kahane	Jonathon Blackwell	Matthew Perkal
Managing Partner	Managing Partner	Partner
Arkhouse Management Co. LP	Arkhouse Management Co. LP	Brigade Capital Management, LP

Exhibit 11

Arkhouse and Brigade Capital Increase Offer to Acquire Macy’s to $24.00 Per Share

Increased Purchase Price Represents a 51.3% Premium to Company’s Share Price on Nov. 30, 2023, and a 33.3% Premium to Closing Share Price on March 1, 2024

Fortress Investment Group and One Investment Management US Identified as Additional Equity Capital Partners in Proposed Transaction

Arkhouse Urges Macy’s Board to Enter into Constructive Discussions to Reach a Mutually Agreeable Transaction at a Significant Premium

March 03, 2024 06:00 PM Eastern Standard Time

NEW YORK--(BUSINESS WIRE)--Arkhouse Management Co. LP (together with its affiliates, “Arkhouse”, “we” or “us”), today announced it has submitted an increased all-cash proposal to acquire Macy’s (“Macy’s”, or the “Company”) (NYSE: M) for $24.00 per share along with its partner, Brigade Capital Management (“Brigade”). Arkhouse and Brigade have also disclosed additional information about their financing, including identifying Fortress Investment Group LLC (“Fortress”) and One Investment Management US (“OneIM”) as equity capital partners for the proposed transaction.

The revised offer represents:

•	A 51.3% premium to Macy’s unaffected share price on Nov. 30, 2023, the day prior to Arkhouse and Brigade submitting their original proposal on Dec. 1, 2023;

•	A 33.3% premium to where the Company’s shares closed on March 1, 2024; and

•	An increase of 14.3% from Arkhouse and Brigade’s previous offer of $21.00 per share that was submitted to the Company on Dec. 1, 2023.

Gavriel Kahane and Jonathon Blackwell, Arkhouse Managing Partners, said:

“We remain frustrated by the delay tactics adopted by Macy’s Board of Directors (the “Board”) and its continued refusal to engage with our credible buyer group. Nonetheless, we are steadfast in our commitment to execute this transaction. In recent months, Macy’s has introduced two restructurings and a dividend hike. The stock price selloff following these announcements is a strong indication of shareholder concern about maintaining the status quo. We continue to offer the Company an attractive alternative solution through a sale of the Company at a substantial premium. This would provide Macy’s stockholders with significant value and immediate liquidity.

While the restructuring plan Macy’s unveiled last week failed to inspire investors, the fourth quarter earnings and year-end results have given us further confidence in the long-term prospects of the Company if redirected as a private company. After coordinating with our financing sources, we have increased our offer to $24.00 per share in cash. We remain open to increasing the purchase price further subject to the customary due diligence.

The notion that the plan we are proposing is not actionable is simply not true. We have tried repeatedly to address the concerns raised by the Company. We clarified the 50% equity contribution we laid out three months ago and disclosed our partnership with two highly regarded investors – Fortress and OneIM. With the help of our advisors, we have identified large global institutional financing sources for each debt component of the transaction with strong interest in finalizing commitments during a customary diligence process. These sources represent 100% of the capital required to buy the shares in Macy’s we do not already own at our proposed price of $24.00 per share in cash. We have struggled to understand what reservations the Board might have at this point and urge the Company to engage with us in good faith with the goal of reaching a transaction that would unlock significant value for all stockholders.

We sincerely hope the members of the Board are not so entrenched in their views about the future direction of the Company that they would ignore their fiduciary duties to explore a potential transaction with a credible buyer. We remain ready to proceed expeditiously with our due diligence toward a mutually agreeable transaction to acquire Macy’s at a substantial premium in cash.”

Advisors

Jefferies LLC is serving as financial advisor and Paul, Weiss, Rifkind, Wharton & Garrison LLP is serving as transaction counsel to the bidding group in connection with the proposed acquisition of Macy’s. Cadwalader, Wickersham & Taft LLP is serving as legal counsel and Longacre Square Partners is serving as strategic advisor to Arkhouse. Morrow Sodali is serving as proxy advisor.

About Arkhouse

Arkhouse is a New York-based investment firm that takes a private equity approach to investing in the public markets. Arkhouse focuses on M&A strategies to unlock value dislocations created by the mispricing of assets across public and private markets. Arkhouse’s team of professionals consists of real estate and public equity specialists who have closed more than $25 billion worth of real estate transactions and have an 18-year shareholder activism track record.

Cautionary Statement Regarding Forward-Looking Statements

This press release does not constitute an offer to sell or solicitation of an offer to buy any of the securities described herein in any state to any person. The information herein contains “forward-looking statements”. Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “potential,” “targets,” “forecasts,” “seeks,” “could,” “should” or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals are forward-looking. Forward-looking statements are subject to various risks and uncertainties and assumptions. There can be no assurance that any idea or assumption herein is, or will be proven, correct or that any of the objectives, plans or goals stated herein will ultimately be undertaken or achieved. If one or more of such risks or uncertainties materialize, or if Arkhouse’s underlying assumptions prove to be incorrect, the actual results may vary materially from outcomes indicated by these statements. Accordingly, forward-looking statements should not be regarded as a representation by Arkhouse that the future plans, estimates or expectations contemplated will ever be achieved.

Certain Information Concerning the Participants

Arkhouse Value Fund I LP (“Arkhouse Value Fund I”) and the other Participants (as defined below) expect to file a preliminary proxy statement and accompanying universal proxy card with the Securities and Exchange Commission (the “SEC”) to be used to solicit proxies for, among other matters, the election of its slate of director nominees to the Board at the Annual Meeting. Promptly after filing its definitive proxy statement with the SEC, Arkhouse Value Fund I LP expects to mail the Participants’ definitive proxy statement and accompanying universal proxy card to each stockholder entitled to vote at the Annual Meeting.

The participants in the proxy solicitation are Arkhouse Value Fund I, Arkhouse Value Fund II LP (“Arkhouse Value Fund II”, and together with Arkhouse Value Fund I, the “Arkhouse Value Funds”), Arkhouse Co-Investment III LP (“Arkhouse Co-Investment III”), Arkhouse Equity Investors LLC (“Arkhouse Equity Investors”), Arkhouse Equities Fund LLC (“Arkhouse Equities Fund”, and together with the Arkhouse Value Funds, Arkhouse Co-Investment III and Arkhouse Equity Investors, the “Arkhouse Funds”), Arkhouse Value Fund GP LLC (“Arkhouse Value Fund GP”), Arkhouse Co-Investment III GP LLC (“Arkhouse Co-Investment III GP”), Arkhouse Real Estate Activism Fund MM LLC (“Arkhouse MM”), Arkhouse Manager LLC (“Arkhouse Manager”), Arkhouse Management Co. LP (“Arkhouse Management”), Arkhouse GP LLC (“Arkhouse GP”), Jonathon Blackwell, Gavriel Kahane and George Hebard (all of the forgoing persons, together, the “Arkhouse Parties”), along with the nominees (the “Nominees”) Richard Clark, Richard L. Markee, Mohsin Y. Meghji, Mitchell Schear, Nadir Settles, Gerald L. Storch, Sharen J. Turney, Andrea M. Weiss and Isaac Zion (the Arkhouse Parties and the Nominees, collectively, the “Participants”).

As of the date hereof, Arkhouse Funds in the aggregate directly own or have the right to acquire within 60 days 7,829,209 shares of common stock of Macy’s, par value $0.01 per share (the “Common Stock”) and hold long positions in cash-settled American call options referencing a further 17,014,610 shares of Common Stock, and Mr. Hebard directly owns or may be deemed to beneficially own a further 146,500 shares of Common Stock in each case as further detailed below. As of the date hereof, (i) Arkhouse Value Fund I directly holds 5,947,918 shares of Common Stock, comprised of 1,000 shares of Common Stock held in record name and 5,946,918 shares of Common Stock held in “street name”, and holds long positions in cash-settled American call options referencing a further 15,947,798 shares of Common Stock; (ii) Arkhouse Value Fund II directly holds 766,436 shares of Common Stock in “street name”, and holds long positions in cash-settled American call options referencing a further 1,066,812 shares of Common Stock; (iii) Arkhouse Co-Investment III directly holds 447,898 shares of Common Stock in “street name”, (iv) Arkhouse Equity Investors directly holds 70,527 shares of Common Stock in “street name”; (v) Arkhouse Equities Fund directly holds 416,430 shares of Common Stock in “street name”, and also directly holds 1,800 American call options currently exercisable for 180,000 shares of Common Stock; (vi) Arkhouse Value Fund GP, as the general partner of each of the Arkhouse Value Funds, may be deemed to beneficially own all of the 6,714,354 shares of Common Stock beneficially owned in aggregate by the Arkhouse Value Funds; (vii) Arkhouse Co-Investment III GP, as the general partner of Arkhouse Co-Investment III, may be deemed to beneficially own all of the 447,898 shares of Common Stock beneficially owned by Arkhouse Co-Investment III; (viii) Arkhouse MM, as the manager of Arkhouse Equities Fund, may be deemed to beneficially own all of the 596,430 shares of Common Stock (including the 180,000 shares of Common Stock underlying the 1,800 American call options held by Arkhouse Equities Fund) beneficially owned by Arkhouse Equities Fund; (ix) Arkhouse Manager, as the managing member of Arkhouse MM and manager of Arkhouse Equity Investors, may be deemed to beneficially own all of the 596,430 shares of Common Stock beneficially owned by Arkhouse MM and all of the 70,527 shares of Common Stock beneficially owned by Arkhouse Equity Investors; (x) Arkhouse Management, as the investment manager to each of the Arkhouse Funds, may be deemed to beneficially own all of the 7,829,209 shares of Common Stock (including the 180,000 shares of Common Stock underlying the 1,800 American call options held by Arkhouse Equities Fund) beneficially owned in aggregate by the Arkhouse Funds; (xi) Arkhouse GP, as the general partner of Arkhouse Management, may be deemed to beneficially own all of the 7,829,209 shares of Common Stock (including the 180,000 shares of Common Stock underlying the 1,800 American call options held by Arkhouse Equities Fund) beneficially owned in aggregate by Arkhouse Management; (xii) Mr. Blackwell, as the managing member of Arkhouse GP, Arkhouse Co-Investment III GP, Arkhouse Value Fund GP and Arkhouse Manager, may be deemed to beneficially own all of the 7,829,209 shares of Common Stock (including the 180,000 shares of Common Stock underlying the 1,800 American call options held by Arkhouse Equities Fund) beneficially owned in aggregate by Arkhouse GP, Arkhouse Co-Investment III GP, Arkhouse Value Fund GP and Arkhouse Manager; (xiii) Mr. Kahane, through his status as a member of Arkhouse GP, Arkhouse Co-Investment III GP, Arkhouse Value Fund GP and Arkhouse Manager, may be deemed to beneficially own all of the 7,829,209 shares of Common Stock (including the 180,000 shares of Common Stock underlying the 1,800 American call options held by Arkhouse Equities Fund) beneficially owned in aggregate by Arkhouse GP, Arkhouse Co-Investment III GP, Arkhouse Value Fund GP and Arkhouse Manager; and (xiv) Mr. Hebard directly holds 140,000 shares of Common Stock in “street name”, and may be deemed to beneficially own a further 6,500 shares of Common Stock. As of the date hereof, none of the Nominees own beneficially or of record any shares of Common Stock.

IMPORTANT INFORMATION AND WHERE TO FIND IT

ARKHOUSE STRONGLY ADVISES ALL STOCKHOLDERS OF MACY’S TO READ BOTH THE PARTICIPANTS’ PROXY STATEMENT AND MACY’S’ PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT WWW.SEC.GOV. THE PARTICIPANTS’ DEFINITIVE PROXY STATEMENT, WHEN FILED, AND OTHER RELEVANT DOCUMENTS, WILL ALSO BE AVAILABLE ON THE SEC WEBSITE, FREE OF CHARGE. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR, MORROW SODALI LLC (STOCKHOLDERS CAN CALL TOLL-FREE: +1 (800) 662-5200).

Contacts

For Investors:
Morrow Sodali LLC
Geoffrey Weinberg / Paul Schulman / Jonathan Eyl
1 (800) 662-5200
Macys@info.morrowsodali.com

For Arkhouse:
Longacre Square Partners
Scott Deveau / Joe Germani
arkhouse@longacresquare.com

For Brigade:
Josh Clarkson / Kiki O’Keeffe / Anne Hart
Pro-brigade@prosek.com
212-279-3115

Exhibit 12

March 4, 2024

Mr. Gavriel Kahane & Mr. Jonathon Blackwell
Arkhouse Management Co. LP

Mr. Matthew Perkal

Brigade Capital Management, LP

Dear Gavriel, Jonathon and Matthew,

I shared your March 3, 2024 non-binding proposal with the Macy’s, Inc. Board of Directors. Although we were surprised to first learn about your revised proposal from the Wall Street Journal, which had reached out to us for comment prior to us receiving the letter from you, our Board will be carefully reviewing the letter (including the updated sources and uses exhibit). In connection with that review, we believe that it would be helpful to share with the Board and its advisors, as would be customary for a transaction of this nature, and as we have requested on prior occasions, the signed commitments that you reference in your letter as representing the full amount of equity financing for your proposal.

Given the public nature of the Arkhouse proxy contest as well as your communications to the press and public disclosure of Fortress and OneIM as your equity financing sources in last night’s press release, we are puzzled by your request for confidential treatment of those commitments as a precondition to making those available to us. Such a request seems disingenuous and at odds with your public statements regarding your intentions, and we would ask that you make the signed commitments available to us as soon as possible. Validating the nature of your financing will be meaningful as the Board evaluates whether to proceed with offering to enter into a non-disclosure agreement to permit appropriate due diligence in connection with your proposal. I have asked our outside counsel to reach out to your respective counsels to expedite receipt of the signed commitments and to address any appropriate concerns.

The Board remains committed to acting in the best interests of Macy’s and all of our shareholders.

On behalf of the Board of Directors,

/s/ Jeff Gennette
Jeff Gennette Chairman

Exhibit 13

March 11th, 2024

Mr. Gavriel Kahane & Mr. Jonathon Blackwell
Arkhouse Management Co. LP

Mr. Matthew Perkal

Brigade Capital Management, LP

Dear Gavriel, Jonathon and Matthew,

As noted in my March 4, 2024 letter, I shared your March 3, 2024 letter with the Macy’s, Inc. Board of Directors. The Board, with the assistance of its legal, financial and real estate advisors, will continue to carefully review the terms of your non-binding proposal and the additional information relating to your financing plan as described in the letter.

After consultation with our advisors, the Board views your non-binding, contingent proposal to acquire all outstanding shares of the Company for $24.00 per share in cash as less than compelling and the Board is not currently prepared to transact at this price level. The Board acknowledges, however, that you have increased the value of your proposal by $3 per share from your initial proposal and that you have indicated a willingness to increase this price further upon access to diligence, potentially to an amount that the Board could consider compelling. Accordingly, the Board is prepared to proceed with the negotiation and execution of a confidentiality agreement in order to provide you with due diligence. Such agreement will be strictly conditioned upon your using confidential information of the Company solely for the purpose of seeking to acquire all outstanding shares of the Company for a price of at least $24.00 per share in cash. A draft confidentiality agreement is attached to this letter, and any questions regarding the agreement should be directed to our outside counsel, Wachtell, Lipton, Rosen & Katz. While this draft is being negotiated, we would request that you furnish your list of requested diligence information concurrently so that we can review in order to be in a position to provide the requested information promptly upon execution of the confidentiality agreement.

The Board remains committed to acting in the best interests of Macy’s, Inc. and all of our shareholders.

On behalf of the Board of Directors,

/s/ Jeff Gennette
Jeff Gennette Chairman

PRELIMINARY COPY — SUBJECT TO COMPLETION

IMPORTANT

Your vote is important. No matter how many shares of Common Stock you own, please give us your proxy to vote (i) FOR the election of the Arkhouse Nominees and (ii) in accordance with our recommendations on the other proposals on the agenda for the 2024 Annual Meeting by SIGNING, DATING AND MAILING the enclosed BLUE universal proxy card or BLUE voting instruction form TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a bank, brokerage firm, dealer, trust company or other institution or nominee, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed BLUE voting form to your bank, brokerage firm, dealer, trust company or other institution or nominee.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Morrow Sodali LLC using the contact information set forth below.

If you have any questions, require assistance in voting your BLUE universal proxy card or BLUE voting instruction form,

or need additional copies of the Participants’ proxy materials,

please contact Morrow Sodali LLC using the contact information provided here:

Morrow Sodali LLC

430 Park Avenue, 14th Floor
New York, NY 10022

Stockholders Call Toll-Free: (800) 662-5200
Banks, Brokers, Trustees and Other Nominees Call Collect: (203) 658-9400

E-mail: Macys@info.morrowsodali.com

PRELIMINARY COPY — SUBJECT TO COMPLETION

BLUE PROXY CARD

MACY’S, INC.

2024 ANNUAL MEETING OF STOCKHOLDERS

THIS BLUE PROXY CARD IS SOLICITED BY Arkhouse Value Fund I LP, ARKHOUSE VALUE FUND II LP, ARKHOUSE CO-INVESTMENT III LP, ARKHOUSE EQUITY INVESTORS LLC, ARKHOUSE EQUITIES FUND LLC, ARKHOUSE VALUE FUND GP LLC, ARKHOUSE CO-INVESTMENT III GP LLC, ARKHOUSE REAL ESTATE ACTIVISM FUND MM LLC, ARKHOUSE MANAGER LLC, ARKHOUSE MANAGEMENT CO. LP, ARKHOUSE GP LLC, JONATHON BLACKWELL, GAVRIEL KAHANE AND GEORGE HEBARD (THE “ARKHOUSE PARTIES”)

THE BOARD OF DIRECTORS OF MACY’S, INC. IS NOT SOLICITING THIS PROXY

PROXY

The undersigned hereby appoints Gavriel Kahane, Geoffrey L. Weinberg, Richard Brand and Kiran Kadekar, and each of them (in each case with the power to act without the others) with full power of substitution, as proxies for the undersigned and authorizes them to represent and vote, as designated, all of the shares of common stock (the “Common Stock”) of Macy’s, Inc., a Delaware corporation (the “Company” or “Macy’s”), that the undersigned would be entitled to vote if personally present at the 2024 annual meeting of stockholders of the Company, including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof (the “2024 Annual Meeting”) , and to vote such shares in their discretionary authority as to any and all other matters that may properly come before the 2024 Annual Meeting that are unknown to the Arkhouse Parties a reasonable time before the 2024 Annual Meeting.

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue or in furtherance hereof. If properly executed, this Proxy will be voted as marked on the reverse and in the discretion of the herein named proxyholders or their substitutes with respect to any other matters as may properly come before the 2024 Annual Meeting that are unknown to the Arkhouse Parties a reasonable time before the 2024 Annual Meeting.

IF THIS PROXY IS SIGNED AND RETURNED, IT WILL BE VOTED IN ACCORDANCE WITH YOUR INSTRUCTIONS. IF YOU DO NOT SPECIFY HOW THE PROXY SHOULD BE VOTED, THIS PROXY WILL BE VOTED “FOR” THE ELECTION OF THE ARKHOUSE NOMINEES, “WITHHOLD” ON THE ELECTION OF THE OPPOSED COMPANY NOMINEES, “WITHHOLD” ON THE ELECTION OF THE OTHER COMPANY NOMINEES, “FOR” the RATification of the appointment of kpmg llp as the Company’s independent registered public accounting firm for the fiscal year ending february 1, 2025, “AGAINST” the approval, on an advisory basis, of the compensation of the company’s named executive officers, “AGAINST” the approval of the Company’s 2024 Equity and Incentive Compensation Plan, “FOR” THE APPROVAL OF THE BY-LAW REPEAL PROPOSAL, AND IN THE PROXY HOLDER’S DISCRETION AS TO OTHER MATTERS THAT WE DO NOT KNOW, A REASONABLE TIME BEFORE THE 2024 ANNUAL MEETING, ARE TO BE PRESENTED AT THE 2024 ANNUAL MEETING.

This Proxy will be valid until the completion of the 2024 Annual Meeting. This Proxy will only be valid in connection with the Arkhouse’s solicitation of proxies for the 2024 Annual Meeting.

Important Notice Regarding the Availability of Proxy Materials for the 2024 Annual Meeting:

This Proxy Statement and our BLUE proxy card are available at no charge on the SEC’s website, which is www.sec.gov.

IMPORTANT: PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED AND DATED ON THE REVERSE SIDE.

PRELIMINARY COPY — SUBJECT TO COMPLETION

BLUE PROXY CARD

☒ Please mark vote as in this example

ARKHOUSE STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE ELECTION OF THE NINE ARKHOUSE NOMINEES AND VOTE “WITHHOLD” ON THE ELECTION OF THE NINE OPPOSED COMPANY NOMINEES. ARKHOUSE MAKES NO RECOMMENDATION WITH RESPECT TO THE ELECTION OF THE FOUR OTHER COMPANY NOMINEES.

Proposal 1: Election of directors to the Company’s Board of Directors for a term of one year, to serve for a one-year term expiring at the next annual meeting of the Company’s stockholders or until their successors are duly elected and qualified.

You may submit votes “FOR” up to thirteen nominees in total. You are permitted to vote for less than thirteen nominees. Importantly, if you mark more than thirteen “FOR” boxes with respect to the election of directors on this BLUE proxy card, all of your votes for the election of directors will be deemed invalid. If you mark fewer than thirteen “FOR” boxes with respect to the election of directors, this proxy card, when duly executed, will be voted only “FOR” those nominees you have so marked.

Arkhouse recommends that you vote “FOR” the nine Arkhouse Nominees

ARKHOUSE NOMINEES	FOR	WITHHOLD
a) Richard Clark	☐	☐
b) Richard L. Markee	☐	☐
c) Mohsin Y. Meghji	☐	☐
d) Mitchell Schear	☐	☐
e) Nadir Settles	☐	☐
f) Gerald L. Storch	☐	☐
g) Sharen J. Turney	☐	☐
h) Andrea M. Weiss	☐	☐
i) Isaac Zion	☐	☐

Arkhouse recommends that you vote “WITHHOLD” on the election of the nine Opposed Company Nominees.

Opposed Company Nominees	FOR	WITHHOLD
a) [Opposed Company Nominee]	☐	☐
b) [Opposed Company Nominee]	☐	☐
c) [Opposed Company Nominee]	☐	☐
d) [Opposed Company Nominee]	☐	☐
e) [Opposed Company Nominee]	☐	☐
f) [Opposed Company Nominee]	☐	☐
g) [Opposed Company Nominee]	☐	☐
h) [Opposed Company Nominee]	☐	☐
i) [Opposed Company Nominee]	☐	☐

Arkhouse makes no recommendation with respect to the election of the four Other Company Nominees.

Other Company Nominees	FOR	WITHHOLD
a) [Other Company Nominee]	☐	☐
b) [Other Company Nominee]	☐	☐
c) [Other Company Nominee]	☐	☐
d) [Other Company Nominee]	☐	☐

Arkhouse Recommends You Vote “FOR” Proposal No. 2.

Proposal 2: Ratification of the appointment of KPMG LLP as the Company’s independent registered public accounting firm for the fiscal year ending February 1, 2025.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Arkhouse Recommends You Vote “AGAINST” Proposal No. 3.

Proposal 3: Approval, on an advisory basis, of the compensation of the Company’s named executive officers.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Arkhouse Recommends You Vote “AGAINST” Proposal No. 4.

Proposal 4: Approval of the Company’s 2024 Equity and Incentive Compensation Plan.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Arkhouse Recommends You Vote “FOR” Proposal No. 5.

Proposal 5: To approve the proposal to repeal each provision of, and each amendment to, the By-Laws of the Company, as amended through October 28, 2022, adopted by the Company’s Board of Directors without the approval of the stockholders of the Company subsequent to October 28, 2022.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED:

(Signature)

(Signature, if held jointly)

(Title)

PLEASE SIGN EXACTLY AS YOUR NAME(S) APPEAR(S) HEREON. WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. ATTORNEYS, EXECUTORS, ADMINISTRATORS, TRUSTEES AND OTHER FIDUCIARIES SHOULD INDICATE THE CAPACITY IN WHICH THEY ARE SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.

BLUE PROXY CARD